Exhibit 99.2

# NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

AND MANAGEMENT INFORMATION CIRCULAR

**MAG SILVER CORP.**

**Dated May 1, 2025**

MAG Silver Corp.	2025 Management Information Circular

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MAG SILVER CORP. Suite 801, 815 W. Hastings St., Vancouver, BC, Canada V6C 1B4 Tel: 604-630-1399

LETTER TO SHAREHOLDERS

Dear Fellow Shareholders:

2024 was a remarkable year for MAG Silver. Over the past 12 months, we’ve achieved significant milestones, navigated challenges with determination and resilience, and strengthened our resolve for safety, operational excellence and sustainability at the Juanicipio operation.

One of our greatest accomplishments in 2024 was achieving steady-state operations at the Juanicipio processing plant. In collaboration with our partner, Fresnillo, we succeeded in reaching full operational capacity while implementing key efficiency improvements, particularly in the processing circuits. Improvements to the performance of the lead and pyrite flotation circuit, along with stable operation of the gravity concentration circuit, resulted in record silver recovery and solid recovery of all other metals – exceeding expectations.

Mining rates continue to improve, and we are realizing notable productivity improvements in the underground development performance.

The Valdecañas Vein system continues to exhibit standout performance. The silver grade realized for 2024 (at 468 grams per tonne silver) was slightly higher than our increased guidance for the year, and resulted in top-class silver production rates and lowest-quartile costs, yielding best-in-class margins for Juanicipio.

We remain very optimistic about the exploration potential of the Juanicipio joint venture property, remembering that only 10% of the vast property has been explored. What makes the Valdecañas Vein system a Tier 1 asset is its location above a major fluid upwelling zone. These are unique discoveries in our business, and we have compelling scientific indications suggesting there may be additional major fluid upwelling zones on the joint venture property.

We have a strong resolve moving forward with our partner, Fresnillo, to commence some grass roots exploration aimed at discovering the next upwelling zone – a discovery that would be value-transformative for the property, and hence, for MAG.

Beyond Juanicipio, MAG Silver has made impressive strides at our Deer Trail and Larder projects. Ongoing strategic exploration efforts continue to yield promising opportunities, particularly with the Goldstake acquisition at Larder, which has expanded the project’s footprint in a high-potential gold district. Additionally, our proactive community engagement – including stakeholder mapping and engagement strategies at both of our exploration sites – demonstrates our unwavering commitment to building and maintaining strong, productive relationships, particularly with Indigenous Peoples.

We have built a very robust balance sheet now that Juanicipio is operating at steady state and generating good operating margins. In March 2025, we released our capital allocation framework, incorporating our maiden dividend to shareholders. I’d like to reiterate my quote from that press release:

“The announcement of our dividend policy and inaugural dividend is a major milestone for MAG and validates our confidence in the overall strength and sustainability of our business. This inaugural dividend, with both fixed and cash flow linked components, demonstrates our dedication to delivering consistent value while sharing Juanicipio’s operational and financial success with our shareholders.”

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MAG Silver Corp.	2025 Management Information Circular

Thank you all for your support throughout the year. I look forward to building upon the tremendous success Juanicipio has brought to MAG.

Finally, I would like to take this opportunity to acknowledge and thank our Chair, Peter Barnes, for his outstanding contributions to MAG over the past 13 years. Peter is retiring this year and has graciously delayed his departure to see us through to steady state operations at Juanicipio and confirmed dividend payments from Juanicipio to MAG.

Under Peter’s leadership, MAG achieved several major milestones, including the discovery of the Valdecañas Deep Zone, the upsizing of the Juanicipio Project and joint venture approval to construct the project, followed by a very successful commissioning and ramp-up of the operation. Peter always understood the importance of forming good relationships with people, and using his extensive knowledge of our business to provide good counsel to both the Board and senior management.

Peter will be greatly missed. On behalf of the entire Company, I wish him a wonderful and healthy retirement.

Sincerely,

“George Paspalas”

President, Chief Executive Officer & Director

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NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the “Meeting”) of shareholders of MAG Silver Corp. (the “Company” or “MAG”) will be held at 9:00 a.m. (Pacific time) on Wednesday, June 18, 2025, for the following purposes:

•	to receive the audited consolidated financial statements of the Company for the financial year ended December 31, 2024 and accompanying report of the auditors;

•	to elect the eight (8) nominees of the Company standing for election as directors of the Company to hold office for the ensuing year;

•	to appoint Deloitte LLP, an independent registered public accounting firm, as auditors of the Company for the ensuing year and to authorize the directors to fix their remuneration;

•	to consider, and if deemed advisable, approve the reconfirmation of the Company’s shareholder rights plan;

•	to consider and, if deemed advisable, approve a non-binding advisory resolution to accept the Company’s approach to executive compensation; and

•	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The details of all matters proposed to be put before shareholders at the Meeting are set forth in the management information circular dated May 1, 2025, accompanying this Notice of Meeting (the “Information Circular”). At the Meeting, shareholders will be asked to approve each of the foregoing items.

The Company will hold the Meeting both in person, at 1133 Melville Street, Suite 3500, Vancouver, British Columbia, Canada, and virtually, via live audiocast, at https://meetnow.global/M4CGYCS. The hybrid format provides all shareholders an equal opportunity to attend the Meeting and vote regardless of their geographic location or particular constraints or circumstances they may be facing. At the Meeting, all shareholders in attendance in person or virtually will have the opportunity to participate, ask questions and vote in real-time, provided they comply with the applicable procedures set out in this Information Circular.

The directors of the Company have fixed May 1, 2025 as the record date for the Meeting (the “Record Date”). Only shareholders of record at the close of business on the Record Date are entitled to vote at the Meeting or any adjournment or postponement thereof.

Registered shareholders and duly appointed proxyholders can attend the Meeting online at https://meetnow.global/M4CGYCS where they can participate, vote or submit questions during the Meeting’s live audiocast.

If you are a registered shareholder of the Company and are unable to attend the Meeting, please exercise your right to vote by completing and returning the accompanying form of proxy and deposit it with Computershare Investor Services Inc., 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9 by 9:00 a.m. (Pacific time) on Monday, June 16, 2025 or at least 48 hours (excluding Saturdays, Sundays and holidays) before the time that the Meeting is to be reconvened after any adjournment or postponement of the Meeting. The deadline for the deposit of proxies may be waived or extended by the Chair of the Meeting at the Chair’s discretion without notice.

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The Company will use notice-and-access procedures adopted by the Canadian Securities Administrators to deliver this Notice of Meeting and the Information Circular. Shareholders will receive a form of proxy or voting instruction form and the notice-and-access notification with instructions on how to access the Information Circular electronically. The Information Circular will be available on the Company’s website for one full year at https://magsilver.com/investors/#shareholder-meetings, and will also be filed under the Company’s profile on SEDAR+ at https://www.sedarplus.ca/. Shareholders who wish to receive more information about notice-and-access or to receive paper copies of the Information Circular or other proxy-related materials, including the annual consolidated financial statements for the financial year ended December 31, 2024, and the related management’s discussion and analysis, may contact 1-866-630-1399.

If you are a non-registered shareholder of the Company and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your security on your behalf (the “Intermediary”), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Vancouver, British Columbia May 1, 2025.

MAG SILVER CORP.

by:            “George Paspalas”

George Paspalas

President, Chief Executive Officer & Director

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MAG Silver Corp.	2025 Management Information Circular

Table of Contents

Page

LETTER TO SHAREHOLDERS	iii
NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING	v
MANAGEMENT INFORMATION CIRCULAR	4
PROXIES AND VOTING RIGHTS	4
Appointment of Proxies	7
Revocation of Proxies	9
Voting and Exercise of Discretion by Proxyholders	10
RECORD DATE, VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF	10
RECEIPT OF FINANCIAL STATEMENTS	10
PARTICULARS OF MATTERS TO BE ACTED UPON	11
1 Election of Directors	11
2 Appointment and Remuneration of Auditor	11
3 Reconfirmation of the Rights Plan	13
4 Advisory Vote on Executive Compensation – Voluntary Adoption of “Say on Pay”	19
Other Business	19
About the Director Nominees	20
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	29
CORPORATE GOVERNANCE	30
Governance Highlights	30
Board of Directors	31
Board Composition and Independence	31
Board Mandate	31
Other Mandates and Position Descriptions	32
Board Committees	32
Board Meetings	35
Nomination of Directors	35
Board and Committee Assessments	36
Board Skills and Experience	37
Diversity, Equity and Inclusion	39
Board Refreshment and Director Tenure	41
Orientation and Continuing Education	41
Ethical Business Conduct	43
Succession Planning	44
Shareholder Engagement	44
Director Compensation and Share Ownership	46

MAG Silver Corp.	2025 Management Information Circular

Share-Based Awards	46
Director Share Ownership Requirement	47
Director Compensation Table	48
STATEMENT OF EXECUTIVE COMPENSATION	50
Named Executive Officers	50
Compensation Governance	50
Compensation Risk Management	51
Senior Management Share Ownership Requirement	52
Compensation Discussion and Analysis	56
Performance Graph	65
Executive Compensation Alignment with Shareholder Experience	66
Incentive Plan Awards	75
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY INCENTIVE PLANS	77
Equity Compensation Plan Information	77
Termination and Change of Control Benefits	77
INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND OTHERS	80
MANAGEMENT CONTRACTS	80
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	80
INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	80
ADDITIONAL INFORMATION	80
APPROVAL OF THE BOARD OF DIRECTORS	82
EXHIBIT A – BOARD MANDATE	84

MAG SILVER CORP. Suite 801, 815 W. Pender St., Vancouver, BC, Canada V6C 1B4 Tel: 604-630-1399

MANAGEMENT INFORMATION CIRCULAR

Dated: May 1, 2025

This Management Information Circular (“Information Circular”) accompanies the Notice (the “Notice of Meeting”) of Annual General and Special Meeting (the “Meeting”) of the shareholders (the “Shareholders”) of MAG Silver Corp. (the “Company” or “MAG”) to be held both in person, at 1133 Melville Street, Suite 3500, Vancouver, British Columbia, Canada, and virtually, via live audiocast, at https://meetnow.global/M4CGYCS, on Wednesday, June 18, 2025 (the “Meeting Date”) at the time and for the purposes set out in the accompanying Notice of Meeting. This Information Circular is furnished in connection with the solicitation of proxies by management of the Company for use at the Meeting and at any adjournment or postponement of the Meeting.

In this Information Circular, unless otherwise indicated, all dollar amounts “$” are expressed in Canadian dollars. Unless otherwise stated, the information contained in this Information Circular is as of May 1, 2025.

PROXIES AND VOTING RIGHTS

General

The solicitation of proxies is being made on behalf of management. It is expected that solicitations of proxies will be made primarily through the use of the notice-and-access procedures detailed below under the heading “Notice-and-Access”, however, proxies may also be solicited by telephone or other personal contact by directors, officers and employees of the Company without special compensation. The Company may reimburse Shareholders’ nominees or agents (including brokers holding shares on behalf of clients) for the costs incurred in obtaining authorization to execute forms of proxies from their principals. The Company has engaged Kingsdale Advisors (“Kingsdale”) to provide a broad array of strategic advisory, governance, strategic communications, digital and investor campaign services on a global retainer basis in addition to certain fees accrued during the life of the engagement upon the discretion and direction of MAG Silver Corp. Shareholders may contact Kingsdale Advisors, MAG Silver’s strategic advisor by telephone at 1-866-481-2532 (toll-free in North America), or 1-437-561-5018 (text and call enabled outside North America) or by email at contactus@kingsdaleadvisors.com.

Only a Shareholder whose name appears on the certificate(s) representing its shares (a “Registered Shareholder”) or its duly appointed proxy nominee is permitted to vote at the Meeting. A Shareholder is a non-registered shareholder (a “Non-Registered Shareholder”) if its shares are registered in the name of an intermediary, such as an investment dealer, brokerage firm, bank, trust company, trustee, custodian, administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, or other nominee or a clearing agency in which the intermediary participates (each, an “Intermediary”). Accordingly, most Shareholders of the Company are “Non-Registered Shareholders” because the shares they own are not registered in their names but are instead registered in the name of the Intermediary through which they purchased the shares. More particularly, a person is a Non-Registered Shareholder in respect of shares which are held on behalf of that person, but which are registered either: (a) in the name of an Intermediary that the Non-Registered Shareholder deals with in respect of the shares; or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In Canada, the vast majority of such shares are registered under the name of CDS, which acts as nominee for many Canadian brokerage firms. Common shares in the capital of the Company (“Common Shares”) so held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Non-Registered Shareholder. Without specific instructions, Intermediaries are prohibited from voting shares held for Non-Registered Shareholders.

MAG Silver Corp.	2025 Management Information Circular

Notice-and-Access

The Company intends to deliver the Notice of Meeting, the Information Circular and the related form of proxy or voting instruction form (collectively, the “Meeting Materials”) to Shareholders using the notice-and-access procedures (“Notice-and-Access”) set out in National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”). The Company will post the Meeting Materials on its website at https://magsilver.com/investors/#shareholder-meetings¸ where the Meeting Materials will remain for one full year. The Meeting Materials will also be available under the Company’s profile on SEDAR+ at https://www.sedarplus.ca/.

The Company will continue to arrange delivery of paper copies of this Information Circular and other proxy-related materials to those Registered Shareholders and Non-Registered Shareholders who previously elected to receive paper copies of such materials. All other Shareholders will receive a notice package (the “Notice Package”) which will contain information on how to obtain electronic and paper copies of this Information Circular and other proxy-related materials in advance of the Meeting as well as how to vote.

The Company will not use procedures known as “stratification” in relation to the use of Notice-and-Access, meaning that both Registered Shareholders and Non-Registered Shareholders will be mailed a Notice Package. If the Company or its agent has sent the Notice Package directly to a Non-Registered Shareholder, such Non-Registered Shareholder’s name and address and information about its holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding the securities on such Non-Registered Shareholder’s behalf.

Non-Registered Shareholders who have not objected to their Intermediary disclosing certain information about them to the Company are referred to as “NOBOs”, whereas Non-Registered Shareholders who have objected to their Intermediary disclosing ownership information about them to the Company are referred to as “OBOs”. In accordance NI 54-101, the Company has elected to send the Notice Package indirectly to the NOBOs and to the OBOs through their Intermediaries, the cost of which will be borne by the Company.

Shareholders who wish to receive more information about Notice-and-Access or to receive paper copies of the Information Circular or other proxy-related materials, including the annual consolidated financial statements for the financial year ended December 31, 2024, and the related management’s discussion and analysis, may contact 1-866-630-1399. Requested materials will be sent to the requesting Shareholders at no cost to them within three (3) business days of their request, if such requests are made before the Meeting or any adjournment or postponement thereof.

Non-Registered Shareholders are asked to consider signing up for electronic delivery (“E-delivery”) of the Meeting materials. E-delivery has become a convenient way to make distribution of materials more efficient and is an environmentally responsible alternative by eliminating the use of printed paper and the carbon footprint of the associated mail delivery process. Signing up is quick and easy, go to www.proxyvote.com and sign in with your control number, vote for the resolutions at the meeting and following your vote confirmation, you will be able to select the electronic delivery box and provide an email address. Having registered for electronic delivery, going forward you will receive your meeting materials by email and will be able to vote on your device by simply following a link in the email sent by your financial intermediary, provided your intermediary supports this service.

MAG Silver Corp.	2025 Management Information Circular

How to Vote

The Company will hold the Meeting both in person, at 1133 Melville Street, Suite 3500, Vancouver, British Columbia, Canada, and virtually, via live audiocast. All shareholders who attend the Meeting will have the opportunity to participate, ask questions and vote in real-time, provided they comply with the applicable procedures set out in this Information Circular.

Registered Shareholders	Non-Registered Shareholders
Common Shares held in own name and represented by a physical certificate or DRS.	Common Shares held with a broker, bank or other intermediary.
Attending the Meeting in Person	Attending the Meeting in Person

If you wish to vote at the Meeting in person, you can do so as follows:

1.   Attend the Meeting, register with the transfer agent upon your arrival, collect a ballot and submit the ballot with your vote at the Meeting.

1.     Instructions will be provided by the intermediary (usually a bank, trust company, broker, securities dealer or other financial institution) through which they hold shares.

2.    Please follow the instructions provided on your voting instruction form to vote your shares.

Attending the Meeting Virtually	Attending the Meeting Virtually

1.   Log into https://meetnow.global/M4CGYCS on the Meeting Date

2.   Click “Join Meeting Now” and enter your control number (provided by Computershare) before the start of the Meeting.

3.   Vote shares via the same link above.

1.     Enter you name in the blank space on the VIF or form of proxy provided to you and return the same to your broker (or broker’s agent)

2.    Register with Computershare: www.computershare.com/appointee

3.    Log into https://meetnow.global/M4CGYCS on the Meeting Date

4.    click “Join Meeting Now” and enter your control number (provided by Computershare) before the start of the Meeting.

5.    Vote shares via the same link above

TECHNICAL DIFFICULTIES?

If you experience technical difficulties during the check-in process or during the meeting, please call:

1-888-724-2416 (Toll free in North America) or

+1 781-575-2748 (Outside North America, long distance charges will apply)

It is recommended that shareholders or guests log in at least one hour before the meeting begins to allow sufficient time to check in and complete any procedures. The Meeting will begin promptly at 9:00 am (Pacific time) on June 18, 2025, unless it is adjourned or postponed. The latest version of Chrome, Safari, Edge or Firefox will be required to access the Meeting. Internet Explorer is not supported.

MAG Silver Corp.	2025 Management Information Circular

Registered Shareholders		Non-Registered Shareholders
Not Attending the Meeting		Not Attending the Meeting
Return your completed, signed and dated proxy in one of the following ways:		Submit your VIF or form of proxy following the instructions set out on the form well in advance of the Meeting in one of the following ways:
Internet	You may vote over the internet by going to www.investorvote.com. You will need to enter your control number (located on the bottom left corner of the first page of the form of proxy) to identify yourself as a Shareholder on the voting website.
Telephone	1-866-732-8683	Dial the applicable number listed on the voting instruction form.
Mail	Complete, sign and return the enclosed form of proxy by mail to: Computershare Investor Service Inc. 100 University Ave, 8th Floor Toronto, Ontario M5J 2Y1	Complete, sign and return the enclosed form of proxy by mail to: Computershare Investor Service Inc. 100 University Ave, 8th Floor Toronto, Ontario M5J 2Y1
Shareholders needing assistance completing and returning a proxy or voting instruction form may call Kingsdale Advisors at 1-866-481-2532 toll-free within Canada or the United States or 1-437-561-5018 (text and call enabled outside North America) or by e-mail at contactus@kingsdaleadvisors.com.

Appointment of Proxies

Registered Shareholders

The persons named in the accompanying form of proxy are nominees of the Company’s management. A Shareholder has the right to appoint a person (who need not be a Shareholder) to attend and act for and on the Shareholder’s behalf at the Meeting other than the persons designated as proxyholders in the accompanying form of proxy. To exercise this right, the Shareholder must either:

(a)	insert the name of the Shareholder’s nominee in the blank space provided; or

(b)	complete another proper form of proxy.

In either case, to be valid, a proxy must be dated and signed by the Shareholder or by the Shareholder’s attorney authorized in writing. In the case of a corporation, the proxy must be signed by a duly authorized officer of, or attorney for, the corporation.

The completed proxy, together with the power of attorney or other authority, if any, under which the proxy was signed, or a notarially certified copy of the power of attorney or other authority, must be delivered to Computershare Investor Services Inc. (“Computershare”), 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, or by telephone, internet or facsimile (in accordance with the instructions provided in the form of proxy delivered herewith), by 9:00 a.m. (Pacific time) on Monday, June 16, 2025 or at least 48 hours (excluding Saturdays, Sundays and holidays) before the time that the Meeting is to be reconvened after any adjournment or postponement of the Meeting. The deadline for the deposit of proxies may be waived or extended by the Chair of the Meeting at the Chair’s discretion without notice. If a Shareholder who has submitted a proxy attends the Meeting via the audiocast and has accepted the terms and conditions when entering the Meeting online, any votes cast by such Shareholder on a ballot will be counted and the submitted proxy will be disregarded.

MAG Silver Corp.	2025 Management Information Circular

Shareholders who wish to appoint a third-party proxyholder to represent them at the online Meeting must submit their proxy or voting instruction form (as applicable) prior to registering their proxyholder. Registering the proxyholder is an additional step once a Shareholder has submitted their proxy/voting instruction form. Failure to register a duly appointed proxyholder will result in the proxyholder not receiving a control number to participate in the online Meeting. To register a proxyholder, Shareholders MUST visit www.computershare.com/magsilver by 9:00 a.m. (Pacific time) on Monday, June 16, 2025 and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a control number via email.

Without a control number, proxyholders will not be able to participate online at the Meeting.

Non-Registered Shareholders

Only Registered Shareholders or duly appointed proxyholders for Registered Shareholders are permitted to vote at the Meeting. Non-Registered Shareholders (whether NOBOs or OBOs) are advised that only proxies from Shareholders of record can be recognized and voted at the Meeting.

The Intermediary holding shares on behalf of a Non-Registered Shareholder is required to forward the Notice Package and relevant voting instruction form to such Non-Registered Shareholder (unless such Non-Registered Shareholder has waived its right to receive the Meeting Materials) and to seek such Non-Registered Shareholder’s instructions as how to vote its shares in respect of each of the matters described in this Information Circular to be voted on at the Meeting. Each Intermediary has its own procedures which should be carefully followed by Non-Registered Shareholders to ensure that their Common Shares are voted by the Intermediary on their behalf at the Meeting. The instructions for voting will be set out in the form of proxy or voting instruction form provided by the Intermediary. Non-Registered Shareholders should contact their Intermediary and carefully follow the voting instructions provided by such Intermediary. Alternatively, Non-Registered Shareholders who wish to vote their Common Shares at the Meeting may do so by appointing themselves as the proxy nominee by writing their own name in the space provided on the form of proxy or voting instruction form provided to them by the Intermediary and following the Intermediary’s instructions for return of the executed form of proxy or voting instruction form. Shareholders who have appointed someone to vote at the Meeting either in person or virtually MUST visit www.computershare.com/magsilver by 9:00 a.m. (Pacific time) on Monday, June 16, 2025 and provide Computershare with their appointee’s contact information, so that Computershare may provide the proxyholder with a control number via email.

All references to Shareholders in this Information Circular and the accompanying Notice of Meeting and form of proxy are to Shareholders of record unless specifically stated otherwise.

The Company may also use Broadridge Financial Services’ (“Broadridge”) QuickVote™ service to assist Non-Registered Shareholders with voting their shares. Non-Registered Shareholders may be contacted by Kingsdale to conveniently obtain voting instructions directly over the telephone. Broadridge then tabulates the results of all the instructions received and then provides appropriate instructions respecting the shares to be represented at the Meeting.

Voting at the Meeting will only be available for Registered Shareholders and duly appointed proxyholders. Non-Registered Shareholders who have not appointed themselves may attend the Meeting by clicking “Guest” and completing the online form. Non-Registered Shareholders who do not have a control number will only be able to attend as a guest, which allows them to listen to the Meeting; however, they will not be able to vote or submit questions.

To attend and vote at the Meeting either in person or virtually, you must first obtain a valid legal proxy from your broker, bank or other agent and then register in advance to attend the Meeting. Follow the instructions from your broker or bank included with these proxy materials or contact your broker or bank to request a legal proxy form. After first obtaining a valid legal proxy from your broker, bank or other agent, to then register to attend the Meeting, you must submit a copy of your legal proxy to Computershare. Requests for registration should be directed to: Computershare, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1.

MAG Silver Corp.	2025 Management Information Circular

Requests for registration must be labeled as “Legal Proxy” and be received by 9:00 a.m. (Pacific time) on Monday, June 16, 2025, or at least 48 hours (excluding Saturdays, Sundays and holidays) before the time that the Meeting is to be reconvened after any adjournment or postponement of the Meeting. You will receive confirmation of your registration by email after Computershare receives your registration materials. You may attend the Meeting and vote your shares in person, or virtually at https://meetnow.global/M4CGYCS during the Meeting. Please note that you are required to register your appointment at www.computershare.com/appointee.

The Company believes that the ability to participate in the Meeting in a meaningful way, including asking questions, is imperative, particularly in light of the decision to hold this year’s Meeting in a hybrid format, including both in-person and virtual components. All Shareholders who attend the Meeting — whether in person or virtually — will have the opportunity to ask questions and participate in matters of business before the Meeting. Registered Shareholders, Non-Registered Shareholders who have duly appointed themselves as proxyholders, and third-party proxyholders attending the Meeting (other than those who attend as “guests”) may ask questions either in person or, if attending virtually, by submitting a written message to the Chair of the Meeting through the Summit platform. Questions properly brought before the Meeting must pertain to the formal business of the Meeting. To ensure fairness for all, the Chair of the Meeting will decide and announce the order of questions to be responded to, and the amount of time allocated to each question. The Chair may edit or reject questions considered inappropriate.

Shareholders needing assistance completing and returning a proxy or voting instruction form may call Kingsdale Advisors toll free at 1-866-481-2532, or at 1-437-561-5018 (text and call enabled outside North America) or by email at contactus@kingsdaleadvisors.com.

Revocation of Proxies

A Shareholder who has given a proxy may revoke it at any time before the proxy is exercised:

(a)	by an instrument in writing that is:

o	signed by the Shareholder, the Shareholder’s legal personal representative or trustee in bankruptcy or, where the Shareholder is a corporation, a duly authorized representative of the corporation; and

o	delivered to Computershare Investor Services Inc., 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9 or to the registered office of the Company located at Suite 2600 – 595 Burrard Street, Vancouver, British Columbia, Canada V7X 1L3 at any time up to and including the last business day preceding the day of the Meeting or any adjournment or postponement of the Meeting;

(b)	by sending another proxy form with a later date to Computershare before 9:00 a.m. (Pacific time) Monday, June 16, 2025, or at least 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned or postponed Meeting;

(c)	by attending the Meeting – either in person or vitually – and voting at the Meeting; or

(d)	in any other manner provided by law.

A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

If you are attending the Meeting virtually and use your control number to log in to the online platform and accept the terms and conditions, you will be revoking any and all previously submitted proxies. However, you will then have the opportunity to vote by ballot on matters presented at the Meeting. If you do not wish to revoke previously submitted proxies, do not accept the online terms and conditions — in which case you may only attend virtually as a guest and will not be able to vote or ask questions. This limitation does not apply to Shareholders attending in person, who may vote by ballot at the Meeting regardless of previously submitted proxies.

MAG Silver Corp.	2025 Management Information Circular

Voting and Exercise of Discretion by Proxyholders

A Shareholder may indicate the manner in which the persons named in the accompanying form of proxy are to vote with respect to a matter to be acted upon at the Meeting by marking the appropriate space. If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted or withheld from voting in accordance with the instructions given in the proxy on any ballot that may be called for.

If the Shareholder specifies a choice in the proxy with respect to a matter to be acted upon, then the shares represented will be voted or withheld from the vote on that matter accordingly. If no choice is specified in the proxy with respect to a matter to be acted upon, it is intended that the proxyholder named by management in the accompanying form of proxy will vote the shares represented by the proxy in favour of each matter identified in the proxy and for the nominees of the Company’s Board (as defined below) for directors and auditors.

The accompanying form of proxy also confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters which may properly come before the Meeting. As of the date of this Information Circular, management of the Company is not aware of any such amendments or variations, or any other matters that will be presented for action at the Meeting other than those referred to in the accompanying Notice of Meeting. If, however, other matters that are not now known to management properly come before the Meeting, then the persons named in the accompanying form of proxy intend to vote on them in accordance with their best judgment.

RECORD DATE, VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Company consists of an unlimited number of Common Shares. As of the Record Date (as defined herein) and the date hereof, the Company had 103,463,538 Common Shares issued and outstanding.

In accordance with applicable laws, the board of directors of the Company (the “Board”) has provided notice of and fixed the record date as of May 1, 2025 (the “Record Date”) for the purposes of determining Shareholders entitled to receive notice of, and to vote at, the Meeting, and has obtained a list of all persons who are Registered Shareholders at the close of business on the Record Date and the number of Common Shares registered in the name of each Registered Shareholder on that date. Each Registered Shareholder as at the close of business on the Record Date will be entitled to receive notice of the Meeting and will be entitled to one vote at the Meeting for each Common Share registered in his or her name as it appears on the list.

To the knowledge of the directors and executive officers of the Company, as at the Record Date, other than as noted below, no Shareholder beneficially owns, directly or indirectly, or exercises control or direction over, Common Shares carrying 10% or more of the voting rights attached to all outstanding voting securities of the Company.

Blackrock, Inc., through certain of its investment advisory subsidiaries, beneficially owns, or exercises control or direction over, an aggregate 11,129,867Common Shares, representing approximately 11.25% of the voting rights attached to all outstanding voting securities of the Company as of May 1, 2025 on a non-diluted basis.

RECEIPT OF FINANCIAL STATEMENTS

The consolidated financial statements of the Company for the financial year ended December 31, 2024, and accompanying auditor’s report will be presented at the Meeting and have been previously filed under the Company’s profile on SEDAR+ at https://www.sedarplus.ca/.

MAG Silver Corp.	2025 Management Information Circular

PARTICULARS OF MATTERS TO BE ACTED UPON

1.	Election of Directors

The Board currently consists of nine directors. The term of office of each of these directors expires at the Meeting. Management proposes to nominate the eight persons named in the table beginning on page 21 of this Information Circular for election as directors of the Company and to hold office until the next annual general meeting of the Company or until his or her successor is duly elected or appointed, unless the office is earlier vacated in accordance with the Articles of the Company or the Business Corporations Act (British Columbia) or he or she becomes disqualified to act as a director.

Advance Notice of Director Nominations

A notice of meeting and record date was filed on SEDAR+ on April 8, 2025, being the first public announcement of the date of the Meeting. Pursuant to the Advance Notice Policy of the Company, originally adopted by the Board in 2012 and most recently re-approved on March 21, 2025, notice of any additional director nominations for the Meeting must be received by the Company in the form prescribed in, and in compliance with, the Advance Notice Policy, no later than the close of business on May 8, 2025. A copy of the Company’s Advance Notice Policy may be obtained under the Company’s profile on SEDAR+ at https://www.sedarplus.ca/.

Majority Voting for Directors

The Board adopted a Majority Voting Policy in 2013, which is reviewed and, if needed, amended on an annual basis. The Majority Voting Policy was last reviewed on March 21, 2025, and no amendments were made. This policy provides that any nominee for election as a director who has more votes withheld than votes for his or her election at the meeting must immediately tender his or her resignation to the Board following the meeting. This policy applies only to uncontested elections. The Governance and Nomination Committee of the Board shall consider any resignation tendered pursuant to the policy and within 90 days after the Shareholders’ Meeting, determine whether or not it should be accepted. The Board shall accept the resignation absent exceptional circumstances. The resignation will be effective when accepted by the Board. A director who tenders a resignation pursuant to this policy shall recuse themselves from any meeting of the Board or the Governance and Nomination Committee and not participate in any deliberations on whether to accept such subject director(s) resignation. The Board will disclose its decision via press release as soon as practicable following receipt of the resignation and provide a copy to the Toronto Stock Exchange (the “TSX”). If the Board determines not to accept a resignation, the news release must fully state the reasons for that decision. If a resignation is accepted, the Board may leave the resultant vacancy unfilled until the next annual meeting of the Shareholders, appoint a new director to fill any vacancy created by the resignation or call a special meeting of the Shareholders to consider the election of a nominee. A copy of the Company’s Majority Voting Policy is available on the Company website at https://magsilver.com/esg/#governance, or will be provided to any Shareholder without charge by request to the Corporate Secretary of the Company at Suite 801, 815 West Hastings Street, Vancouver, British Columbia, V6C 1B4.

The Board recommends a vote FOR each of the nominated directors.

2.	Appointment and Remuneration of Auditors

The Board recommends the re-appointment of Deloitte LLP as the Company’s auditors to hold office until the close of the next annual meeting of Shareholders and to authorize the directors to fix their remuneration for the ensuing year.

As expected by Canadian securities regulatory authorities, a number of mechanisms are in place that strengthen auditor independence, without impeding audit quality and efficiency, including:

MAG Silver Corp.	2025 Management Information Circular

•	Auditor Engagement Partner Rotation: The rotation of the Company’s lead engagement and concurring partners at Deloitte LLP is intended to mitigate the risk of over-familiarity and self-interest of such persons, and to promote objectivity. The lead engagement and concurring partners are subject to a five-year rotation requirement, followed by a two-year period of absence from the audit. The most recent rotation of a new lead engagement partner for the Company commenced on January 1, 2023, for the audit of the fiscal year ended December 31, 2023. This rotation must not extend beyond the fiscal year ending December 31, 2027.

•	Regular Assessments: Annual assessments of the auditor are conducted by the Audit Committee to confirm, among other things, the ongoing quality, independence and effectiveness of the auditor. In addition, the Audit Committee and the Board undertook a comprehensive assessment of the auditor in 2023 concurrent with the audit partner rotation. Included in this assessment was a determination as to whether there is any threat of institutional familiarity that could impact the independence of the auditor and prevent the engagement team from exercising appropriate professional skepticism. The Audit Committee and the Board concluded their assessment with no concerns around the auditor independence and effectiveness. The Audit Committee and the Board expects to conduct this comprehensive assessment every 5 years concurrent with the audit partner rotation.

The fees paid to the auditor for the years ended December 31, 2024 and 2023 are as follows:

	Year Ended December 31, 2024 (C$)	Year Ended December 31, 2023 (C$)
Audit Fees	481,435	451,620
Audit-Related Fees	5,510	4,746
Tax Fees	89,382	122,650
All Other Fees	0	0
Total	576,327	579,016

The nature of the services provided by Deloitte LLP under each of the categories indicated in the table is described below.

Audit Fees

Audit fees are those incurred for professional services rendered by Deloitte LLP for the audit of the Company’s annual consolidated financial statements, for the quarterly interim reviews of the Company’s unaudited interim consolidated financial statements, and for services that are required to be provided by Deloitte LLP in connection with regulatory filings.

Audit-Related Fees

The audit-related fees consist of amounts with respect to the Company’s Canadian Public Accountability Board fees that are remitted by Deloitte LLP on behalf of the Company.

Tax Fees

Tax fees are those incurred for professional services rendered by Deloitte LLP for tax compliance, including the preparation and review of tax returns and services related to the Company’s transfer pricing policies and documentation.

MAG Silver Corp.	2025 Management Information Circular

All Other Fees

There are no other fees to report under this category for professional services rendered by Deloitte LLP for the Company.

The vote result for the re-appointment of Deloitte LLP as the Company’s auditors at last year’s annual general meeting is set out below:

Year	Percentage of Votes in Favour
2024	90.73%

The Board recommends a vote FOR the re-appointment of Deloitte LLP as the Company’s auditors, to hold office until the close of the next annual meeting of Shareholders and to authorize the directors to fix their remuneration for the ensuing year

3.	Reconfirmation of the Rights Plan

The Company is party to an amended and restated rights plan agreement (the “Rights Plan”) made as of June 22, 2022 between the Company and Computershare Investor Services Inc., as rights agent, which amended and restated the shareholder rights plan agreement dated as of May 13, 2016. The Rights Plan was approved by Shareholders at the Company’s annual general and special meeting held on June 22, 2022 and will expire as of the close of the Meeting unless Shareholders vote at the Meeting in favour of its reconfirmation.

At the Meeting, the Shareholders will be asked to approve the reconfirmation of the Rights Plan in accordance with its terms. If reconfirmed, the Rights Plan will remain in full force and effect until the third annual meeting of Shareholders following the Meeting unless Shareholders vote to reconfirm it again at that time.

Rationale for Reconfirming the Rights Plan

On February 25, 2016, the Canadian Securities Administrators published final amendments to Canada’s take-over bid regime (the “Amended Take-Over Bid Rules”) that came into force on May 9, 2016 in the form of National Instrument 62-104 – Take-over Bids and Issuer Bids (“NI 62-104”). The Amended Take-Over Bid Rules, among other things, lengthened the minimum take-over bid period for non-exempt take-over bids to 105 days (from the previous 35 days), required that all non-exempt take-over bids meet a minimum tender requirement of more than 50% of the outstanding securities of the class that are subject to the take-over bid (excluding securities owned by the bidder and its joint actors) and required a 10-day extension of the bid period after the minimum tender requirement is met. A target company may shorten the minimum bid period to not less than 35 days, in which case the shortened bid period will then apply to all concurrent take-over bids. Additionally, if the target company announces that it intends to effect an alternative transaction that could result in the acquisition of the target company or its business, the minimum bid period for any concurrent take-over bid is automatically reduced to 35 days.

The Amended Take-Over Bid Rules did not, however, alter the availability of exemptions to the formal take-over bid rules that facilitate “creeping bids” (acquisitions of shares with the intention of acquiring effective control of the Company through market purchases and private agreements that are exempt from the Amended Take-Over Bid Rules). Accordingly, the Board continues to believe that a shareholder rights plan is necessary to protect Shareholders from certain actions that could result in unequal treatment of Shareholders under Canadian securities laws, including the following: (i) a person could acquire effective control of the Company under one or more private agreements at a premium to the market price, resulting in a change of control transaction without the payment of a premium to all Shareholders; (ii) a person could slowly accumulate Common Shares through stock exchange acquisitions over time, resulting in an acquisition of effective control of the Company without payment of fair value for control; (iii) a person seeking to acquire control of the Company could enter into agreements with Shareholders who, together with the acquiror, hold more than 20% of the outstanding Common Shares irrevocably committing such holders to tender their shares to a take-over bid, or subjecting such holders to preclusive termination conditions, the effect of which would be to significantly hamper, if not terminate, any reasonable prospect for the Board to run a value enhancing auction process; and (iv) it may be possible for a person to engage in transactions outside of Canada without regard to the take-over bid protections of Canadian securities laws (collectively, the “Outstanding Gaps”).

MAG Silver Corp.	2025 Management Information Circular

The key objective of the Board in seeking reconfirmation of the Rights Plan is to continue to address the Outstanding Gaps in order to ensure that Shareholders have an equal opportunity to participate in any change of control transaction. The Rights Plan is consistent with the Amended Take-Over Bid Rules and other features of “new generation” rights plans and continues to account for and address the guidelines of institutional investors and proxy advisory firms with respect to “new generation” shareholder rights plans. Accordingly, no amendments to the Rights Plan are being proposed. The Rights Plan is not intended to, and will not, entrench directors or management or prevent a change of control of the Company, and is not being maintained in respect of any specific proposal to acquire control of the Company. The Rights Plan allows Shareholders to tender their shares to a take-over bid as long as it meets the criteria for a Permitted Bid or Competing Permitted Bid (each as defined below), as the case may be.

Summary of the Rights Plan

A summary of the key terms of the Rights Plan is set out below. This summary is qualified in its entirety by reference to the full text of the Rights Plan, which is available under the Company’s profile on SEDAR+ (https://www.sedarplus.ca/). In addition, a paper copy of the Rights Plan may be obtained by submitting a written request to the Company at 815 West Hastings Street, Suite 801, Vancouver, British Columbia V6C 1B4. Capitalized terms used in this section and not otherwise defined have the respective meanings given to them in the Rights Plan.

Effective Date and Term

If the reconfirmation of the Rights Plan is not approved by a resolution passed by a majority of the votes cast by the Independent Shareholders present in person or represented by proxy at the Meeting, the Rights Plan will terminate and be of no further force or effect. If the reconfirmation of the Rights Plan is approved, it will continue in effect until the third annual meeting of Shareholders following the Meeting unless Shareholders vote to reconfirm it again at that time. The Rights Plan must be reconfirmed by a resolution passed by a majority of votes cast by Independent Shareholders present in person or represented by proxy at the third annual meeting following each Shareholders’ meeting at which the Rights Plan is reconfirmed. If the Rights Plan is not so reconfirmed or is not presented for reconfirmation at such annual meeting, then the Rights Plan will terminate as of the close of such annual meeting, unless terminated earlier in accordance with its terms (in either such case, the “Expiration Time”), provided that termination will not occur if a Flip-in Event has occurred, and has not been waived, prior to the date that the Rights Plan would otherwise have terminated.

Issue of Rights

One Right was issued and attached to each Common Share outstanding as at 4:00 p.m. (Vancouver Time) on June 14, 2016 (the “Record Time”) and automatically attaches to each Common Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time.

Exercise of Rights

The Rights are not exercisable initially. The Rights will separate from the Common Shares and become exercisable at the close of business on the 10th trading day after the earlier of: (i) the first public announcement by the Company or an Acquiring Person (as defined below) of facts indicating that a Person has become an Acquiring Person (the “Stock Acquisition Date”); (ii) the date of the commencement of, or first public announcement of, the intent of any Person to commence a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid); and (iii) the date upon which a Permitted Bid or a Competing Permitted Bid ceases to be such (in any such case, the “Separation Time”). The Separation Time, however, may be such later date as determined by the Board.

MAG Silver Corp.	2025 Management Information Circular

After the Separation Time, but prior to the occurrence of a Flip-in Event, each Right may be exercised to purchase one Common Share at an exercise price per Right (the “Exercise Price”) equal to three times the Market Price determined as at the Separation Time per Common Share.

The Exercise Price payable and the number of Common Shares issuable upon the exercise of the Rights are subject to adjustment from time to time upon the occurrence of certain customary corporate events affecting the Common Shares.

Flip-in Event

Subject to certain exceptions, a Flip-in Event occurs upon the acquisition by any Person (an “Acquiring Person”) of Beneficial Ownership of 20% or more of the Voting Shares. If, prior to the Expiration Time, a Flip-in Event occurs that is not waived by the Board, each Right, other than Rights Beneficially Owned by an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any other Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person) and certain transferees, may be exercised on the 10th trading day after the Stock Acquisition Date to purchase that number of Common Shares which have an aggregate Market Price on the date of the Flip-in Event equal to two times the Exercise Price of the Rights for an amount in cash equal to the Exercise Price. Rights Beneficially Owned by an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any other Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person) and certain transferees will be void.

The Rights Plan provides that a Person (a “Grandfathered Person”) who was the Beneficial Owner of 20% or more of the outstanding Voting Shares determined as at the Record Time shall not be an Acquiring Person unless, after the Record Time, that person becomes the Beneficial Owner of additional Voting Shares that increase that person’s Beneficial Ownership of Voting Shares by more than 1.0% of the number of Voting Shares outstanding (other than through certain exempt transactions).

Certificates and Transferability

Prior to the Separation Time, certificates for Common Shares will also evidence one Right for each Common Share represented by the certificate. Certificates issued after the Record Time, but prior to the earlier of the Separation Time and the Expiration Time, will bear a legend to this effect.

Prior to the Separation Time, Rights will not be transferable separately from the associated Common Shares. From and after the Separation Time, the Rights will be evidenced by Rights Certificates which will be transferable and trade separately from the Common Shares.

Permitted Bids and Competing Permitted Bids

A Take-over Bid that qualifies as a Permitted Bid or a Competing Permitted Bid will not trigger the exercise of Rights and the dilutive effects thereof.

A “Permitted Bid” is a Take-over Bid that is made by means of a take-over bid circular and that: (i) is made to all registered holders of Voting Shares, other than the Offeror; (ii) is subject to a minimum deposit period of 105 days from the date of the Take-over Bid or such shorter minimum deposit period permitted pursuant to NI 62-104; (iii) is subject to a 50% minimum tender condition; (iv) unless the Take-over Bid is withdrawn, allows deposited or tendered Voting Shares and/or Convertible Securities to be withdrawn until taken-up and paid for by the Offeror; and (v) in the event the initial deposit period and minimum tender condition described in clauses (ii) and (iii) above are satisfied, requires the Offeror to make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Voting Shares and/or Convertible Securities for not less than 10 days from the date of such public announcement.

MAG Silver Corp.	2025 Management Information Circular

A “Competing Permitted Bid” is a Take-Over Bid that: (i) is made after a Permitted Bid or another Competing Permitted Bid has been made and prior to the expiry, termination or withdrawal of any such Permitted Bid or Competing Permitted Bid; (ii) satisfies all of the requirements of a Permitted Bid, other than the 105-day initial deposit period condition in clause (ii) of the requirements for a Permitted Bid set forth above; and (iii) contains a condition that no Voting Shares and/or Convertible Shares will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on the last day of the minimum initial deposit period that such Take-over Bid must remain open for deposits or tenders of securities thereunder pursuant to NI 62-104 after the date of the Take-over Bid constituting the Competing Permitted Bid.

Acquiring Persons

As noted above, an Acquiring Person generally is a Person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares. Excluded from the definition of an “Acquiring Person” are the Company and its Subsidiaries and, generally, any Person who becomes a Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of any one or a combination of: (i) a “Voting Share Reduction”; (ii) a “Permitted Bid Acquisition”; (iii) an “Exempt Acquisition”; (iv) a “Pro Rata Acquisition”; or (v) a “Convertible Security Acquisition”, in each case, as those terms are defined in the Rights Plan. As noted above, Grandfathered Persons are also excluded from the definition of an Acquiring Person.

Permitted Lock-up Agreements

Consistent with “new generation” rights plans, under the Rights Plan a Person will not be deemed to Beneficially Own a security because it has entered into a “Permitted Lock-Up Agreement”. Generally, a Permitted Lock-Up Agreement is an agreement between a Person and one or more holders of Voting Shares and/or Convertible Securities (each a “Locked-Up Person”) pursuant to which such Locked-Up Persons agree to deposit or tender Voting Shares and/or Convertible Securities to a Take-over Bid (the “Lock-Up Bid”) made or to be made by such Person or any of such Person’s Affiliates or Associates or any other Person with which such Person is acting jointly or in concert, provided that: (i) the terms of the agreement are publicly disclosed and a copy of the agreement is made available to the public (including the Company) not later than the date of the Lock-Up Bid or, if the Lock-Up Bid has been made prior to the date on which such agreement is entered into, not later than the first Business Day following the date of such agreement; (ii) the agreement permits a Locked-Up Person to terminate its obligation to (A) deposit Voting Shares and/or Convertible Securities to, or (B) not withdraw such Voting Shares and/or Convertible Securities from, the Lock-Up Bid, in each case, in order to tender or deposit Voting Shares and/or Convertible Securities to another Take-over Bid or to support another transaction where the price or value of the consideration per Voting Share and/or Convertible Security is greater than that offered pursuant to the Lock-Up Bid or exceeds that offered pursuant to the Lock-Up Bid by a “Specified Amount” (as defined in the Rights Plan); and (iii) if the Lock-Up bid is for less than 100% of the Voting Shares and/or Convertible Securities held by Independent Shareholders, the agreement permits a Locked-Up Person to terminate its obligation to (A) deposit Voting Shares and/or Convertible Securities to, or (B) not withdraw such Voting Shares and/or Convertible Securities from, the Lock-Up Bid, in each case, in order to tender or deposit Voting Shares and/or Convertible Securities to another Take-over Bid or to support another transaction where the number of Voting Shares and/or Convertible Securities offered to be purchased under the competing Take-over Bid or transaction at a price or value not less than that offered pursuant to the Lock-Up Bid is greater than the number of Voting Shares and/or Convertible Securities offered to be purchased under the Lock-Up Bid or exceeds the number of Voting Shares and/or Convertible Securities offered to be purchased under the Lock-Up Bid by a “Specified Number” (as defined in the Rights Plan).

The Permitted Lock-Up Agreement must not provide for break-up fees or similar payments if the Locked-Up Person fails to deposit its Voting Shares or Convertible Securities to the Lock-Up Bid in order to accept or support a competing transaction that exceed the greater of: (i) 2.5% of the price payable to the Locked-Up Person under the Lock-Up Bid referred to in the agreement; and (ii) one-half of the increased consideration that is offered under the competing Take-over Bid or other transaction.

MAG Silver Corp.	2025 Management Information Circular

A Permitted Lock-Up Agreement may contain a right of first refusal or require a period of delay to give the Offeror under a Lock-Up Bid an opportunity to at least match a higher price or value in a competing Take-over Bid or transaction (or other similar limitation on a Locked-Up Person’s right to withdraw Voting Shares and/or Convertible Securities from the agreement), so long as the limitation does not preclude the exercise by the Locked-Up Person of its right to withdraw Voting Shares and/or Convertible Securities in sufficient time to tender to the competing Take-over Bid or support the other transaction.

Redemption and Waiver

At any time prior to the occurrence of a Flip-in Event, the Board may, with the prior approval of the holders of Common Shares or Rights, redeem the Rights at a redemption price of $0.00001 per Right (the “Redemption Price”). The Board will be deemed to have elected to redeem the Rights if a Person that has made a Permitted Bid, a Competing Permitted Bid or a Take-over Bid in respect of which the Board has waived the application of the Rights Plan, takes up and pays for Voting Shares pursuant to the terms and conditions of such Permitted Bid, Competing Permitted Bid or Take-over Bid, as the case may be.

At any time prior to the occurrence of a Flip-in Event, the Board may, with the prior approval of the holders of Voting Shares, waive the flip-in provisions where a Flip-in Event would occur by reason of an acquisition of Voting Shares otherwise than pursuant to a Take-over Bid made by means of a take-over bid circular to all holders of record of Voting Shares.

If a redemption of Rights or the foregoing waiver is proposed prior to the Separation Time, then such redemption or waiver must be approved by a majority of the votes cast by Independent Shareholders present in person or represented by proxy at a meeting of Shareholders. If a redemption of Rights is proposed after the Separation Time, then such redemption must be approved by a majority of the votes cast by the holders of Rights present in person or represented by proxy at a meeting of such holders. At that meeting, each outstanding Right will represent one vote (other than Rights that are Beneficially Owned by any Person who would not be an Independent Shareholder if that person held Common Shares and Rights that have become null and void).

At any time prior to the occurrence of a Flip-in Event, the Board may, without the approval of the holders of Voting Shares or Rights, waive the flip-in provisions in respect of a Take-over Bid made by means of a take-over bid circular to all holders of record of Voting Shares. If the Board grants such a waiver, then the provisions of the Rights Plan that apply upon the occurrence of a Flip-in Event will also be deemed to be waived in respect of any other Flip-in Event occurring by reason of any Take-over Bid made by any other Offeror by means of a take-over bid circular to all holders of record of Voting Shares prior to the expiry of any Take-over Bid in respect of which a waiver is, or is deemed to have been, granted.

In addition, the operation of the Rights Plan may be waived where a Person has inadvertently become an Acquiring Person and has reduced its Beneficial Ownership of Voting Shares such that it is no longer an Acquiring Person.

Where a Take-over Bid that is not a Permitted Bid or Competing Permitted Bid is withdrawn or otherwise terminated after the Separation Time and prior to the occurrence of a Flip-in Event, the Board may elect to redeem all the outstanding Rights at the Redemption Price. In such event, the Rights Plan will continue to apply as if the Separation Time had not occurred and one Right will remain attached to each Common Share as provided for in the Rights Plan.

If the Board is deemed to have elected or elects to redeem the Rights as described above and, where the approval of the holders of Voting Shares or Rights is required and obtained for such redemption, as the case may be, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights will be to receive the Redemption Price. Within 10 business days of any such election or deemed election to redeem the Rights, or within 10 business days of the requisite approval of the holders of Voting Shares or Rights, as the case may be, the Company will notify the holders of the Voting Shares or, after the Separation Time, the holders of the Rights.

MAG Silver Corp.	2025 Management Information Circular

Upon a redemption of Rights, the Company is not obliged to make a redemption payment to any holder of Rights unless the holder is entitled to receive at least $1.00 in respect of all Rights held by such holder.

Supplements and Amendments

The Company may amend the Rights Plan to correct any clerical or typographical error or, subject to the approval of holders of Voting Shares or Rights, as applicable, to maintain the validity of this Rights Plan as a result of any change in any applicable legislation, rules or regulations. After delivery to Shareholders of the applicable meeting materials and the public filing of a copy of the Rights Plan and up to five days prior to the date of any meeting of the Shareholders held to approve the Rights Plan, the Company may supplement or amend the Rights Plan without the approval of holders of Rights or Voting Shares, as applicable, in order to make any changes the Board acting in good faith may deem necessary or desirable. However, if Company supplements or amends the Rights Plan without the approval of holders of Rights or Voting Shares in the manner described above, the Company shall promptly notify the Shareholders of any such change by generally disseminating a news release through a widely circulated news or wire service.

Duties of the Board

The Rights Plan will not detract from or lessen the duty of the Board to act honestly and in good faith with a view to the best interests of the Company. When a Permitted Bid or Competing Permitted Bid is made, the Board will continue to have the duty and power to take such actions and make such recommendations to Shareholders as are considered necessary or appropriate in the exercise of the directors’ fiduciary duties.

Rights Agent

The Rights Plan contains customary provisions concerning the duties, liabilities, indemnification and replacement of the Rights Agent.

Recommendation and Rights Plan Resolution

The Board recommends that Shareholders vote FOR the resolution in respect of the Rights Plan (the “Rights Plan Resolution”), as set out below. Unless instructed in the form of proxy to the contrary, the management proxy nominees named in the enclosed form of proxy intend to vote FOR the Rights Plan Resolution.

To be effective, the Rights Plan Resolution must be approved by a majority of votes cast by the Independent Shareholders present in person or represented by proxy at the Meeting. To the best of the knowledge of the Company, all Shareholders as of the record date of the Meeting are Independent Shareholders within the meaning of the Rights Plan. The Rights Plan Resolution, as set out below, is subject to such amendments, variations or additions as may be approved at the Meeting, and the Board may revoke the Rights Plan Resolution before it is acted upon, without further approval of the Shareholders.

Rights Plan Resolution

“IT IS RESOLVED THAT:

1.	the reconfirmation for a further three-year period of the amended and restated shareholder rights plan agreement (the “Rights Plan”) made as of June 22, 2022 between MAG Silver Corp. (the “Company”) and Computershare Investor Services Inc., as may be further amended and restated from time to time, a summary of which is set forth in the Company’s management information circular dated [May 1], 2025, be and is hereby approved; and

MAG Silver Corp.	2025 Management Information Circular

2.	any one director or officer of the Company be and is hereby authorized and directed, for and in the name of and on behalf of the Company (whether under the corporate seal of the Company or otherwise), to execute and deliver such agreements, documents, certificates and instruments and to take such other actions as such person may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such agreement, document, certificate and instrument and the taking of any such action.”

The Board recommends a vote FOR the Rights Plan Resolution

4.	Advisory Vote on Executive Compensation – Voluntary Adoption of “Say on Pay”

The Board conducts an annual advisory vote by its Shareholders on the Company’s executive compensation (commonly referred to as Say on Pay). The advisory vote provides Shareholders the opportunity to advise the Board on their view on the Company’s executive compensation programs as presented in the Statement of Executive Compensation of this Information Circular, by voting on the following resolution:

“IT IS RESOLVED THAT, on an advisory basis, and not to diminish the role and responsibilities of the board of directors of MAG Silver Corp., the shareholders accept the approach to the executive compensation program as disclosed in the management information circular of MAG Silver Corp., dated May 1, 2025.”

The results of MAG’s “say on pay” vote at the previous three annual general meetings are set out below:

Year	Percentage of Votes in Favour
2024	97.07%
2023	98.40%
2022	96.91%

As this is an advisory vote, the results will not be binding on the Board. The Board retains sole authority and remains fully responsible for the Company’s compensation decisions and is not relieved of these responsibilities as a result of the advisory vote by Shareholders. However, the Board believes that it is essential for the Shareholders to be well informed of the Company’s approach to executive compensation and considers this advisory vote to be an important part of the ongoing process of engagement between the Shareholders and the Board.

Following each annual general meeting, all voting results, including the results of the “say on pay” vote, will be publicly filed under the Company’s profile on the SEDAR+ website (https://www.sedarplus.ca/).

The Board recommends a vote FOR the advisory resolution
to accept our approach to executive compensation

Other Business

Management knows of no other matter to come before the Meeting other than the matters referred to in the accompanying Notice of Meeting and this Information Circular.

MAG Silver Corp.	2025 Management Information Circular

About the Director Nominees

Management proposes to nominate the eight persons named in the table below for election as directors of the Company. The following pages provide relevant information on each of the director nominees.

DIVERSITY

Men
62%
Women
38%

TENURE

Average: 4.8 Years

10+ Years
25%
0-5 Years
75%

INDEPENDENCE

Non-independent
13%
Independent
87%

ZERO

Board of Director Interlocks

100%

Board & Committee Attendance in 2024

97.77%

Average 2024 Votes FOR

MAG Silver Corp.	2025 Management Information Circular

John Armstrong	Independent Director (1)(2)
Mr. Armstrong is an accomplished business leader. He was previously CEO of Versamet Royalties, a private metals royalty and streaming company. Prior to Versamet, he spent many years with BMO Financial Group, most recently in the position of Deputy Head of Investment Banking, BMO Capital Markets. In this role, Mr. Armstrong was responsible for shaping and executing the firm’s investment banking strategy across its various industry verticals, and delivering corporate finance and advisory solutions to clients. Prior to his role as Deputy Head of Investment Banking, Mr. Armstrong was Co-Head of Mergers & Acquisitions, BMO Capital Markets. Mr. Armstrong holds a Bachelor of Commerce from the Sauder School of Business at the University of British Columbia and an MBA with Honours from the Rotman School of Management at the University of Toronto. This year, Mr. Armstrong has been nominated for election to the board of directors of Hudbay Minerals Inc. The annual general meeting of Hudbay Minerals Inc. will take place on May 20, 2025.
British Columbia, Canada	Skills and Qualifications
Age: 53 Director Since: January 31, 2025 Tenure: 0.25 years Principal Occupation: Corporate Director Other Public Directorships: N/A	• Capital Markets • Executive Compensation • Financial / Audit & Risk Management • Governance • International Experience • Leadership & Strategy
Board Meetings Attended
N/A
2024 Voting Results	Committee Meetings Attended (7)
N/A	N/A
Ownership Requirement	Achievement? (8)	Common Shares	DSUs	Options
3x Annual Retainer	N/A	0	7,755	0

MAG Silver Corp.	2025 Management Information Circular

Tim Baker	Independent Director (1)(3)(6)
	Mr. Baker has a B.Sc. in Geology from Edinburgh University and has substantial experience in operating international mines and projects. He was Executive Vice President and Chief Operating Officer of Kinross Gold before retiring in 2010. Prior to joining Kinross, Mr. Baker was with Placer Dome, where he held several key roles including Executive General Manager of Placer Dome Chile, Executive General Manager of Placer Dome Tanzania and Senior Vice President of the copper producing Compañia Minera Zaldivar. Mr. Baker is currently a director of Triple Flag Precious Metals. He has previously been a director on the boards of Golden Star Resources (Chair of the Board), RCF Acquisition, Sherritt International, Augusta Resources, Antofagasta PLC, Eldorado Gold, Rye Patch Gold (later Alio Gold) and Pacific Rim Mining.
British Columbia, Canada	Skills and Qualifications
Age: 73 Director Since: March 31, 2021 Tenure: 4.0 years Principal Occupation: Corporate Director Other Public Directorships: Triple Flag Precious Metals Corp.	• Mine Development / Operations • Mineral Exploration • Environmental / Social • Executive Compensation • International Experience • Leadership & Strategy • Governance • Health & Safety
	Board Meetings Attended
	Board Meetings		9 of 9	100%
2024 Voting Results	Committee Meetings Attended (7)
For: 99.37%	Compensation and Human Resources Committee (Chair)		4 of 4	100%
Withheld: 0.63%	Health, Safety, Environment and Community Committee		2 of 2	100%
	Technical Committee		6 of 6	100%
Ownership Requirement	Achievement? (8)	Common Shares	DSUs	Options
3x Annual Retainer	Yes	8,100	38,056	0

MAG Silver Corp.	2025 Management Information Circular

Jill D. Leversage	Independent Director (1)(2)(4)
	Ms. Leversage has over 30 years of experience in the financial advisory and services sector. She began her finance career at Burns Fry Ltd. and has held senior level positions at both RBC Capital Markets and TD Securities. Ms. Leversage currently serves on a number of public and government related boards including Aurinia Pharmaceuticals, RE Royalties and the Vancouver Airport Authority. She is a former director of the Insurance Corporation of BC, Catalyst Paper Corporation and the Capital Markets Authority Implementation Organization (CMAIO). Ms. Leversage is a Fellow in the Institute of Chartered Professional Accountants and was a Chartered Business Valuator (ret.) of the Canadian Institute of Chartered Business Valuators.
British Columbia, Canada	Skills and Qualifications
Age: 68 Director Since: December 22, 2014 Tenure: 10.3 years Principal Occupation: Corporate Director Other Public Directorships: Aurinia Pharmaceuticals Inc. RE Royalties Ltd.	• Financial / Audit & Risk Management • Capital Markets • Governance • Executive Compensation • Leadership & Strategy
	Board Meetings Attended
	Board Meetings		9 of 9	100%
2024 Voting Results	Committee Meetings Attended (7)
For: 97.88%	Audit Committee		4 of 4	100%
Withheld: 2.12%	Compensation and Human Resources Committee		3 of 3	100%
	Governance and Nomination Committee (Chair)		5 of 5	100%
Ownership Requirement	Achievement? (8)	Common Shares	DSUs	Options
3x Annual Retainer	Yes	14,300	135,939	0

MAG Silver Corp.	2025 Management Information Circular

Selma Lussenburg	Independent Director (1)(4)(5)
	Ms. Lussenburg is a business executive, former General Counsel, Corporate Secretary and current board director with over 35 years of business experience. She has held various senior executive positions encompassing a broad range of legal, governance, compliance, pension, safety and security and operational responsibilities. Ms. Lussenburg currently serves on several other boards and committees, including Ontario Power Generation and the Muskoka Airport. Ms. Lussenburg is also a Canadian private sector member on the CUSMA 31.22 Advisory Committee on the resolution of private commercial disputes. She has served as General Counsel and Corporate Secretary for AT&T’s operations in Canada, for the Ontario Municipal Retirement System (OMERS), and most recently for Toronto Pearson International Airport. Ms. Lussenburg has an undergraduate law degree (University of Ottawa) and other degrees, including a Masters of International Law (Australian National University) and a post-graduate Certificate in Mining Law (York University).
Ontario, Canada	Skills and Qualifications
Age: 69 Director Since: February 1, 2020 Tenure: 5.2 years Principal Occupation: Corporate Director Other Public Directorships: N/A	• Governance • Legal • Environmental / Social • Health & Safety • International Experience • Leadership & Strategy • Executive Compensation
	Board Meetings Attended
	Board Meetings		9 of 9	100%
2024 Voting Results	Committee Meetings Attended (7)
For: 98.57%	Governance and Nomination Committee		5 of 5	100%
Withheld: 1.43%	Health, Safety, Environment and Community Committee (Chair)		5 of 5	100%
Ownership Requirement	Achievement? (8)	Common Shares	DSUs	Options
3x Annual Retainer	Yes	4,250	49,778	0

MAG Silver Corp.	2025 Management Information Circular

Susan F. Mathieu	Independent Director (1)(3)(5)(6)
	Ms. Mathieu has more than 25 years of international mining experience through due diligence, exploration, project development, construction and operations. Her career spanned from mine site to corporate leadership roles in governance, environment, sustainability, community, health and safety, compliance and risk management programs and strategies. Ms. Mathieu commenced her career with Placer Dome and progressed to increasingly senior roles with Falconbridge, NovaGold Resources, Centerra Gold, BHP (formerly BHP Billiton), Golder Associates and NexGen Energy. Ms. Mathieu holds a BSc. (Honours) and MSc. in Biology (University of Saskatchewan), and an Executive MBA (Beedie School of Business, Simon Fraser University).
Alberta, Canada	Skills and Qualifications
Age: 58 Director Since: January 13, 2021 Tenure: 4.2 years Principal Occupation: Corporate Director Other Public Directorships: N/A	• Mine Development / Operations • Environmental / Social • Health & Safety • International Experience • Executive Compensation • Leadership & Strategy
	Board Meetings Attended
	Board Meetings		9 of 9	100%
2024 Voting Results	Committee Meetings Attended (7)
For: 99.28%	Health, Safety, Environment and Community Committee		5 of 5	100%
Withheld: 0.72%	Technical Committee		6 of 6	100%
	Compensation and Human Resources Committee		1 of 1	100%
Ownership Requirement	Achievement? (8)	Common Shares	DSUs	Options
3x Annual Retainer	Yes	9,283	39,844	0

MAG Silver Corp.	2025 Management Information Circular

Dale C. Peniuk	Independent Director (1)(2)(3)
	Mr. Peniuk is a Chartered Professional Accountant (CPA, CA) and corporate director. Mr. Peniuk obtained his Bachelor of Commerce (Accounting and Management Information Systems) degree from the University of British Columbia in 1982 and his CA designation from the Institute of Chartered Accountants of British Columbia (now the Chartered Professional Accountants of British Columbia) in 1986, and spent more than 20 years with KPMG LLP (“KPMG”) and predecessor firms, the last 10 of which as an assurance partner with a focus on mining companies, including leading KPMG’s Vancouver office mining industry group. Mr. Peniuk currently serves on the Board and as Audit Committee Chair of Lundin Mining and Kuya Silver, and has been on the Board and Chair of the Audit Committee of numerous other Canadian public mining companies since 2006.
British Columbia, Canada	Skills and Qualifications

Age: 65

Director Since: August 3, 2021

Tenure: 3.6 years

Principal Occupation:
Corporate Director and
Chartered Professional Accountant

Other Public Directorships:

Lundin Mining Corp.
Kuya Silver Corp.

	• Financial / Audit & Risk Management • Capital Markets • Governance • Executive Compensation • International Experience • Leadership & Strategy
	Board Meetings Attended
	Board Meetings		9 of 9	100%
2024 Voting Results	Committee Meetings Attended (7)
For: 98.57%	Audit Committee (Chair)		4 of 4	100%
Withheld: 1.43%	Compensation and Human Resources Committee		4 of 4	100%
Ownership Requirement	Achievement? (8)	Common Shares	DSUs	Options
3x Annual Retainer	Yes	1,000	37,280	0

MAG Silver Corp.	2025 Management Information Circular

Tom Peregoodoff	Independent Director (1)(5)(6)
	Mr. Peregoodoff has over 30 years of resource industry experience, focused on greenfield and brownfield exploration and resource development. Mr. Peregoodoff has held leadership positions throughout his career, including most recently as President and CEO of Apollo Silver. Prior to Apollo, Mr. Peregoodoff was President and CEO of Peregrine Diamonds, where he led the company from the resource development phase and initial engineering through to the eventual sale to DeBeers Canada in 2018. Prior to Peregrine, Mr. Peregoodoff spent 18 years in several positions with the mining multinational BHP, culminating in his role as Vice President of Early-Stage Exploration, with global responsibility for all early-stage exploration across their commodity groups. Mr. Peregoodoff is currently a director of American West Metals and Blackrock Silver. Mr. Peregoodoff holds a BSc. in Geophysics from the University of Calgary.
British Columbia, Canada	Skills and Qualifications
Age: 61 Director Since: January 1, 2024 Tenure: 1.4 years Principal Occupation: Corporate Director Other Public Directorships: American West Metals Ltd. Blackrock Silver Corp.	• Mineral Exploration • Environmental / Social • Health & Safety • Executive Compensation • International Experience • Leadership & Strategy • Capital Markets • Governance
	Board Meetings Attended
	Board Meetings		9 of 9	100%
2024 Voting Results	Committee Meetings Attended (7)
For: 96.71%	Technical Committee (Chair)		6 of 6	100%
Withheld: 3.29%	Health, Safety, Environment and Community Committee		3 of 3	100%
Ownership Requirement	Achievement? (8)	Common Shares	DSUs	Options
3x Annual Retainer	N/A	1,600	25,971	0

MAG Silver Corp.	2025 Management Information Circular

George N. Paspalas	President, CEO, Non-Independent Director (1)
Prior to joining MAG in 2013, Mr. Paspalas was the President and Chief Executive Officer of Aurizon Mines, Chief Operating Officer of Silver Standard Resources and President and Chief Executive Officer of Placer Dome Africa, along with many operational and project development roles with Placer Dome. During his career, Mr. Paspalas has been responsible for constructing and operating complex open pit and underground mines in South Africa, Tanzania, Australia, South America and Canada. Mr. Paspalas earned a Bachelor of Engineering (Chemical) degree with Honours from the University of New South Wales in 1984. Mr. Paspalas is currently a director of Kinross Gold.
British Columbia, Canada	Skills and Qualifications
Age: 62 Director Since: October 15, 2013 Tenure: 11.4 years Principal Occupation: President and CEO of the Company Other Public Directorships: Kinross Gold Corporation	• Capital Markets • Leadership & Strategy • Mine Development / Operations • Mineral Exploration • Health & Safety • Environmental / Social • International Experience • Executive Compensation
Board Meetings Attended
	Board Meetings			9 of 9	100%
2024 Voting Results	Committee Meetings Attended (7)
For: 99.36%	N/A
Withheld: 0.64%
Ownership Requirement	Achievement? (8)	Common Shares	DSUs	Options	RSUs & PSUs
4x Annual Salary	Yes	180,000	40,347	225,546	199,762

(1) Biography, skills and experience information in this table has been furnished by the respective nominees individually. Equity holdings are as at the date of this Information Circular. See pages 37, 38 and 39 of this Information Circular for more information on how the skills and experience important to the Company’s business are covered by the number of directors.

(2) Member of the Company’s Audit Committee.

(3) Member of the Company’s Compensation and Human Resources Committee.

(4) Member of the Company’s Governance and Nomination Committee.

(5) Member of the Company’s Health, Safety, Environment and Community Committee.

(6) Member of the Company’s Technical Committee.

(7) Represents percentage of meetings attended during the year while serving on a given committee.

(8) Share ownership requirement (see page 47 below for more information).

MAG Silver Corp.	2025 Management Information Circular

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Director

Cease Trade Orders:

Has any management nominee within the last 10 years been a director or executive officer of a company subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation while the person acted in that capacity or because of an event that occurred while the person acted in that capacity?

None

Bankruptcy:

Has any proposed director within the last 10 years, personally, or been a director or executive officer of a company that made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its asset?

None

Penalties and sanctions:

Has any proposed been subject to penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

None

MAG Silver Corp.	2025 Management Information Circular

CORPORATE GOVERNANCE

The Board and management consider good corporate governance to be central to the effective and efficient operation of the Company. The Board, through the Governance and Nomination Committee, continually reviews its policies and practices and monitors regulatory developments in Canada and aims to achieve higher standards of corporate governance through the implementation of new policies and practices, and meaningful improvements to existing policies and practices.

Governance Highlights

Annual individual election of directors with majority voting	Independent Chair (1)
Mandatory minimum share ownership for directors and executives	Non-executive directors are not eligible for stock options
Committees are 100% independent directors	Annual Board assessments
Whistleblower Protection Policy and whistleblower hotline	In camera sessions at each Board and committee meeting
38% of MAG’s Board members are female	Zero fatalities at the Juanicipio mine (“Juanicipio” or the “Juanicipio Mine”) and other exploration projects
36% of MAG’s employees are female	Succession planning for the CEO (as defined herein) and other members of senior management
Board renewal and succession planning	100% director attendance at Board and committee meetings in 2024
Active shareholder engagement program	Annual deep-dive strategy sessions; attended by the Board and management (typically held offsite)
Written mandates for the Board, Board Chair, committee chairs and CEO	Code of Business Conduct and Ethics (“Code of Conduct”), as well as Anti-Bribery and Anti-Corruption Policy
No interlocking directorships	Maintains a Board Skills Matrix
Comprehensive environmental, social and governance (“ESG”) commitments and practices(2)	Annual Sustainability Reports
Commitment to appoint a racially and/or ethnically diverse director by no later than the Company’s 2026 Annual General Meeting of Shareholders (3)
Robust suite of governance policies in place(4), including: ✓ Diversity, Equity and Inclusion Policy ✓ Human Rights Policy ✓ Enterprise Risk Management Policy	✓ Advance Notice Policy ✓ Majority Voting Policy ✓ Health, Safety, Environment and Social Responsibility Policies

(1) Peter Barnes is currently the Company’s independent chair of the Board; however, Mr. Barnes will not be standing for re-election at the Meeting. The Board will appoint an independent Board Chair following the Meeting.

(2) For more information on the Company’s ESG commitments and practices, please see the latest Annual Information Form and/or Sustainability Report.

(3) Although the Company did not appoint a racially and/or ethnically diverse director prior to the Meeting, it remains committed to do so as soon as an appropriate opportunity arises.

(4) See the Company’s website for the full list of Policies, Charters and Mandates at https://magsilver.com/esg/#governance.

MAG Silver Corp.	2025 Management Information Circular

Board of Directors

The fundamental responsibility of the Board is to provide stewardship and governance over the management of the Company with the objective of driving the long-term strategy of the Company, while meeting the appropriate interests of its Shareholders and relevant stakeholders. The Board guides the conduct and affairs of the Company through its committees, which include the Audit Committee; the Compensation and Human Resources Committee; the Governance and Nomination Committee; the Health, Safety, Environment and Community Committee; and the Technical Committee.

Board Composition and Independence

The Board provides oversight over the Company’s management, in part, through representation on the Board by directors who are independent of management. Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.

The Company’s Board is currently comprised of nine directors, eight of whom are being nominated for re-election at the Meeting. As part of the Board’s ongoing refreshment process, Peter Barnes will not be standing for re-election at the Meeting. While the Company does not have formal term limits, Mr. Barnes’ decision not to stand for re-election aligns with the Board’s long-standing approach to renewal and succession planning, including the recent appointment of a new director – John Armstrong – in anticipation of this transition.

Seven of the eight director nominees (namely, John Armstrong, Tim Baker, Jill Leversage, Selma Lussenburg, Susan Mathieu, Dale Peniuk and Tom Peregoodoff) are independent in accordance with the definition of “independence” set out in National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and National Instrument 52-110 – Audit Committees (“NI 52-110”), as applicable to the Board. George Paspalas is not independent by virtue of the fact that he is the President and CEO of the Company. Accordingly, the majority (87%) of the directors nominated for election at the Meeting are independent.

Board Mandate

The Board has adopted a written mandate (the “Board Mandate”), whereby the Board directs, guides and otherwise reviews and approves the stewardship of the Company. The Board has the responsibility to work with management to develop the direction of the business, its objectives and goals, the strategic plans arising therefrom, and monitoring subsequent performance against said plans. Such planning takes into account, among other things, the principal opportunities and risks of the Company’s business, including, but not limited to, risks related to climate change, health and safety, financial resiliency, cybersecurity and artificial intelligence (“AI”). Strategic issues are reviewed with management and addressed by the full Board at regularly scheduled Board meetings and at meetings specifically called for this purpose.

The Board Mandate is reviewed annually and amended as necessary to meet the current needs and long-term strategic direction of the Company. The Board Mandate is appended as Exhibit A hereto, and, along with the Board and Committee Chair Mandates, and CEO Terms of Reference, it is available on the Company’s website at https://magsilver.com/esg/#governance.

MAG Silver Corp.	2025 Management Information Circular

Other Mandates and Position Descriptions

The Board has also adopted written mandates or position descriptions for the following positions:

Position	Mandate
Board Chair	The Chair of the Board plays a critical leadership role in ensuring the effective functioning of the Board. The Chair is responsible for fostering a culture of open and effective dialogue, facilitating sound decision-making and ensuring that the responsibilities of the Board are clearly understood and carried out. This includes maintaining a constructive working relationship and clear delineation of responsibilities between the Board and management. The Chair acts as a key liaison between the Board and the CEO, helping to ensure that the Board receives the information it needs to provide oversight and strategic guidance, while also supporting the CEO in the execution of the Company’s strategy.
Chair of Audit Committee and Other Committees	The mandate of the Audit Committee and other committee chairs is to ensure that their respective committees effectively execute their responsibilities in accordance with their mandates. Committee chairs provide leadership in setting agendas, facilitating meetings and ensuring that the committee’s work is aligned with the Board’s overall oversight responsibilities. They also serve as key points of communication between the committee, management and the full Board, helping to confirm that material issues are appropriately escalated and addressed.
CEO Terms of Reference	The mandate of the CEO is to manage the Company in an effective, efficient and forward-looking way and to fulfill the priorities, goals and objectives determined by the Board in the context of the Company’s strategic plans, budgets and responsibilities and in compliance with the Company’s corporate governance guidelines and Code of Conduct, with a view to preserving and increasing corporate and stakeholder (including Shareholder) value. The CEO is responsible to the Board and acts as the liaison between management and the Board.

Board Committees

The Governance and Nomination Committee reviews committee membership and makes recommendations to the Board on committee composition annually following the Shareholder’s meeting, based on the nominees elected and at such other times when a director resigns and/or a new director joins the Board. Changes may be made such that the composition of the committees is appropriate and effective.

The committees act pursuant to formal written charters, which are reviewed and amended or re-approved annually. These committee charters can be found on the Company’s website at https://magsilver.com/esg/#governance.

Audit Committee

As at December 31, 2024, the Audit Committee was comprised of three independent directors, namely, Dale Peniuk (Chair), Peter Barnes and Jill Leversage. The Audit Committee was reconstituted effective February 19, 2025, after John Armstrong was appointed to the Board. The current members of the Audit Committee are Dale Peniuk (Chair), John Armstrong, Peter Barnes and Jill Leversage. Each member of the Audit Committee is considered to be independent and financially literate in accordance with NI 52-110, and an audit committee financial expert. Mr. Barnes will not be seeking re-election at the Meeting. Following the Meeting, the Board will review the composition of its committees, including the Audit Committee, as part of its regular governance practices.

MAG Silver Corp.	2025 Management Information Circular

The Audit Committee is responsible for assisting the Board in the discharge of its responsibilities relating to the Company’s accounting principles, reporting practices, internal controls and its approval of the Company’s annual and quarterly financial statements. In addition, the Audit Committee has been tasked with assisting the Board in fulfilling its oversight responsibilities with regard to the Company’s principal financial, audit and accounting related risks, including information security and cyber risks, and the policies, guidelines and mechanisms that management has put in place to govern the process of monitoring, controlling and reporting such risks. In this regard, the Audit Committee receives reports from management on a quarterly basis, or more frequently as required, on the identification, assessment and management of such risks. The Audit Committee reports to the Board on a quarterly basis, or more frequently as required, with respect to the principal financial, audit and accounting related risks faced by the Company and the steps implemented by management to manage these risks. In addition, the Audit Committee conducts a comprehensive review of the Company’s enterprise-wide risk register on an annual basis, or more frequently as needed, in conjunction with the Company’s Enterprise Risk Advisory Committee (“ERAC”), a management-level committee responsible for supporting the identification and evaluation of the Company’s broader risk profile.

The Audit Committee meets as often as is required to fulfill its responsibilities or at a minimum quarterly to review and recommend the financial statements, management’s discussion and analysis or other financial documents, for Board approval.

Audit Committee information, including the Audit Committee Charter, as required under NI 52-110, is contained in the Company’s Annual Information Form dated March 24, 2025 (the “AIF”). This information includes the charter, committee composition, relevant education and experience, Audit Committee oversight, pre-approval policies and procedures and fees paid to the Company’s external auditor. The AIF is available under the Company’s profile on SEDAR+ at https://www.sedarplus.ca/.

Compensation and Human Resources Committee

The Compensation and Human Resources Committee (the “CHRC”) is currently comprised of the following three independent directors: Tim Baker (Chair), Susan Mathieu and Dale Peniuk. For the first half of 2024, the CHRC was comprised of Tim Baker (Chair), Jill Leversage and Dale Peniuk; however, effective June 17, 2024, following the 2024 annual meeting of Shareholders, it was reconstituted to its current composition.

The CHRC is responsible for assisting the Board in carrying out its responsibilities with respect to:

(a)	establishing guidelines and principles with respect to compensation and benefits provided by the Company to its employees;

(b)	monitoring the Company’s significant strategies, programs and policies relating to compensation and human resources;

(c)	leading the annual performance evaluation of the Company’s CEO and determining compensation for the CEO and other NEOs (as defined herein);

(d)	overseeing the Company’s equity-based compensation plans;

(e)	determining directors’ compensation; and

(f)	reviewing succession plans with respect to the CEO and other NEOs.

The CHRC typically meets three times per year, or more frequently as required, to fulfill its responsibilities. For more information regarding the CHRC, see Compensation Governance, commencing on page 50 of this Information Circular.

Governance and Nomination Committee

The Board has established a Governance and Nomination Committee, which is currently comprised of three independent directors: Jill Leversage (Chair), Peter Barnes and Selma Lussenburg. Mr. Barnes will not be seeking re-election at the Meeting. Following the Meeting, the Board will review the composition of its committees, including the Governance and Nomination Committee, as part of its regular governance practices.

MAG Silver Corp.	2025 Management Information Circular

The Governance and Nomination Committee is responsible for assisting the Board in carrying out its responsibilities with respect to:

(a)	developing and implementing governance guidelines and principles, monitoring governance programs and policies, and providing governance leadership to the Company;

(b)	reviewing the performance of the Board, Board committees and individual directors;

(c)	assessing the size, composition and effectiveness of the Board, including the competencies, skills and other qualities that the Board should possess as a whole;

(d)	establishing and leading the process for identifying and recruiting qualified individuals for Board and Board committee membership;

(e)	reviewing and monitoring the processes for the orientation of new directors and the continuing education of existing directors; and

(f)	overseeing the Company’s policies concerning business conduct, ethics, public disclosure of material information and other matters.

The Governance and Nomination Committee typically meets quarterly, or more frequently as required, to fulfill its responsibilities.

Health, Safety, Environment and Community Committee

The Health, Safety, Environment and Community Committee (the “HSEC Committee”) is currently comprised of three independent directors: Selma Lussenburg (Chair), Susan Mathieu and Tom Peregoodoff. For the first half of 2024, the HSEC Committee was comprised of Selma Lussenburg (Chair), Tim Baker, Susan Mathieu and Tom Peregoodoff; however, effective June 17, 2024, following the 2024 annual meeting of Shareholders, it was reconstituted to its current composition.

The HSEC Committee is responsible for assisting the Board in fulfilling its oversight of:

(a)	the risks, challenges and opportunities to the Company’s business associated with health, safety, environmental and social responsibility (including human rights and community engagement) matters;

(b)	the Company’s sustainability strategy and conduct, including health, safety, environmental and social responsibility policies and programs, and performance in such areas;

(c)	the Company’s compliance with applicable legal and regulatory requirements associated with health, safety, environmental and human rights matters; and

(d)	the Company’s external reporting in relation to health, safety, environmental and social responsibility matters.

The HSEC Committee typically meets quarterly, or more frequently as required, in order to fulfill its responsibilities.

Technical Committee

The Technical Committee is currently comprised of three independent directors: Tom Peregoodoff (Chair), Tim Baker and Susan Mathieu. For the first half of 2024, the Technical Committee was comprised of the same members; however, Susan Mathieu served as Chair during that period. Effective June 17, 2024, following the 2024 annual meeting of Shareholders, the Technical Committee was reconstituted to its current composition, with Tom Peregoodoff assuming the role of Chair.

MAG Silver Corp.	2025 Management Information Circular

The primary mandate of the Technical Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the Company’s operational performance and operating risks from a technical perspective. The Company’s operations include exploration and development projects, operating mines, projects in reclamation and projects being considered as acquisition targets.

The Technical Committee meets four times per year, or more frequently as required, to fulfill its responsibilities.

Board Meetings

The Company holds regular quarterly Board meetings, as well as additional Board meetings, as required. The current Chair of the Board is Mr. Peter Barnes. Mr. Barnes will not be standing for re-election at the Meeting. Following the Meeting, the Board will appoint a new independent non-executive Board chair (the “Board Chair”) to provide leadership at each Board meeting. The Board Chair facilitates Board meetings and actively seeks out the views of the independent directors on all Board-related matters. The Board Chair will regularly interact with members of management with respect to matters related to strategic planning and decision making, compensation, corporate governance and business matters. The Board Chair will also act as a liaison between management and the Board and, where appropriate, represent the Board at official functions and meetings with major shareholder groups and other stakeholder groups.

The Board conducts extensive budget and business reviews with management and approves the annual budget, including any budget revisions, to monitor the Company and management’s activities. Robust strategic planning in respect of the Company’s development, operations and exploration initiatives on its mineral properties (including the Juanicipio Mine), financing opportunities, risk management, M&A opportunities, corporate governance structures, approach to compensation, succession and its business in general, is regularly undertaken by the entire Board and is informed by management’s analysis and by the work of the Company’s committees and advisors. The directors all participate in the matters before the Board such that the Company has the benefit of the diverse skills and experience of the Board members in making decisions.

In Camera Sessions

At the end of each Board and committee meeting, the independent directors meet without management and non-independent directors to support and encourage free and candid discussions among the independent directors. In addition, separate in camera meetings of independent directors may also be held if the need arises to facilitate communication among the directors without the presence of management, non-independent directors and any directors with a conflict related to the matter under discussion. From January 1, 2024 and up until the date of this Information Circular, the Board has held in camera sessions at the end of each of the 14 Board meetings (nine in 2024), seven Technical Committee meetings (six in 2024), seven Governance and Nomination Committee meetings (five in 2024), five Audit Committee meetings (four in 2024), six HSEC Committee meetings (five in 2024) and five CHRC meetings (four in 2024), for a total of 44 in camera sessions (33 in 2024).

Attendance

The Company held nine Board meetings during the year ended December 31, 2024. In 2024, all of the nominated directors attended 100% of the Board meetings and committee meeting of which they were a member. On occasion, directors attend committee meetings as guests. Director attendance at such meetings is not reflected in a director’s attendance shown on their nominee profiles above. No additional compensation is paid to directors who attend additional meetings.

MAG Silver Corp.	2025 Management Information Circular

Nomination of Directors

The Governance and Nomination Committee, comprised entirely of independent directors, is responsible for identifying, interviewing and recommending eligible nominees for the election or appointment to the Board. In doing so, the committee considers a number of factors, including, but not limited to, the following:

•	the competencies, skills and other qualities that the Governance and Nomination Committee considers to be necessary for the Board as a whole to possess; the competencies, skills and other qualities that the committee considers each existing director to possess (in the form of a skills matrix, see Board Skills Matrix below for more information); and the competencies, skills and other qualities each new nominee would bring to the Board;

•	the objectives of the Company’s Diversity, Equity and Inclusion Policy;

•	the amount of time and resources that nominees have available to fulfill their duties as Board members;

•	the results of the Board and director effectiveness assessment process;

•	any agreements or other arrangements concerning the size, qualifications or composition of the Board or any of its committees;

•	the business and strategy of the Company; and

•	the independence of the nominee.

In addition, the Governance and Nomination Committee retains professional, independent recruitment firms to assist with the process of searching for candidates to fill Board vacancies, as and when they arise. Candidates for nomination to the Board must have significant business experience and must possess skills and experience in areas reflective of the Company’s business needs and the Company’s current and long-term strategic interests.

As outlined below in Diversity, Equity and Inclusion, MAG’s Diversity, Equity and Inclusion Policy includes a 30% target for gender diversity on the Board. The Governance and Nomination Committee supports all forms of diversity in the boardroom, including gender and other dimensions of diversity. In its succession planning efforts, the Governance and Nomination Committee specifically directs and requires any external search firm engaged in director recruitment to identify and include candidates who are gender diverse and/or from other underrepresented groups in the selection process. Board candidates are chosen based on the skillset and experience required by the Company at the time of nomination or election, with due regard for the benefits of diversity.

Board and Committee Assessments

The Governance and Nomination Committee is responsible for establishing effective processes for the regular evaluation of the Board, its members and its committees. Annually, the Governance and Nomination Committee reviews: (a) the performance of individual directors, the Board as a whole, and its committees; (b) the performance of the Board Chair and each committee chair; and (c) the range of skills and capabilities on the Board, ensuring they align with the Company’s needs and enable the Board to fulfill its responsibilities effectively.

To facilitate the evaluation, the Governance and Nomination Committee has employed several methods over the years, including: (a) engaging independent third-party consultants for in-depth assessments; (b) conducting written surveys that include peer and self-assessments; and (c) holding one-on-one meetings with directors to discuss the performance of the Board, its committees and individual members. In 2024, the Company retained an external facilitator to manage the evaluation process, which involved interviews with each director and selected members of management to gather insights into the Board’s performance and individual director contributions.

The purpose of these evaluations is to assess the Board’s overall effectiveness and identify areas for improvement. They also ensure that each director is contributing meaningfully to the Board’s work. Based on the results, the Governance and Nomination Committee may recommend changes to the composition or structure of the Board or its committees, as needed.

The results of the 2024 evaluation were reviewed by the Independent Chair and the Chair of the Governance and Nomination Committee. The findings were then shared with the Governance and Nomination Committee and full Board, and individual directors met with the Independent Chair and Governance and Nomination Committee Chair, as appropriate, to further discuss the results.

MAG Silver Corp.	2025 Management Information Circular

In addition to the annual Board and committee assessments conducted by the Governance and Nomination Committee, each committee performs its own annual self-assessment, reviewing its function and performance in carrying out its duties.

Board Skills and Experience

The Board has established a skills and experience matrix for the Board reflective of 11 core skills and experience categories (see Board Skills Matrix below) important to the effective oversight of management and the Company’s business and long-term strategies. The Governance and Nomination Committee assesses directors annually on their individual qualifications, experience, expertise, leadership, continuity and historical understanding of the Company’s business and relationships, especially as these pertain to strategic matters.

The biographies in the Election of Directors section of this Information Circular specifically outline the nominated directors’ individual skills, industry or related experience and qualifications based on professional designations and/or career experience.

Board Skills Matrix

The table below outlines 11 key categories of skills and experience that are important to the Company’s business and governance. These categories represent the expertise that the Board believes is essential for the effective oversight and strategic direction of the Company.

The Company and the Board recognize the growing importance of information technology (“IT”) and cybersecurity, and acknowledge that none of the current Board members are experts in this category. For this reason, and as part of its ongoing efforts to address cybersecurity risks within the organization, MAG has retained an independent IT advisory firm to develop policies and procedures surrounding cybersecurity, and to conduct regular training and education sessions for MAG’s directors and employees. Furthermore, the Company’s exposure to cybersecurity risks at the Juanicipio Mine is managed by the project operator, Fresnillo, who report a robust suite of controls and systems in place to prevent and mitigate such risks.

The Company has not experienced any material information security breaches in the last three years, nor has it experienced any known material losses relating to cyber-attacks or other data breaches since its inception. For more information regarding the Company’s cybersecurity efforts, please see the Company’s AIF and the most recent Management’s Discussion and Analysis.

The Company has also begun developing policies related to AI with its IT consultant. While AI is not currently a significant part of the Company’s operations, the Board remains committed to staying informed about emerging technologies. As with cybersecurity, the Company intends to provide regular training on AI and its potential implications for the business.

Based on the Governance and Nomination Committee’s annual review of the skills and experience of the eight returning incumbent directors, as well as its assessment of any additional skills and experience needed on the Board, it has been determined that the eight nominated directors possess the appropriate skills and experience to support the Company’s current and long-term strategic goals.

MAG Silver Corp.	2025 Management Information Circular

Board Skill Matrix, Profile and Committee Membership

Skills and Experience	Directors’ Self-Assessment None = 0 points Partial = 1 point Full = 3 points	John Armstrong	Tim Baker	Jill Leversage	Selma Lussenburg	Susan Mathieu	Dale Peniuk	Tom Peregoodoff	George Paspalas
	Capital Markets	3	1	3	3	0	3	3	3
	Environment / Social	1	3	1	3	3	1	3	1
	Executive Compensation	3	3	3	3	3	3	3	3
	Financial / Audit & Risk Management	3	1	3	1	1	3	1	1
	Governance	3	3	3	3	1	3	3	1
	Health & Safety	1	3	1	3	3	0	3	3
	International Experience	3	3	1	3	3	3	3	3
	Leadership & Strategy	3	3	3	3	3	3	3	3
	Legal	1	0	1	3	0	1	1	0
	Mine Development / Operations	1	3	1	0	3	1	1	3
	Mineral Exploration	0	3	0	0	1	1	3	3
	Total	22	26	20	25	22	22	27	25

Board Composition	Independence
	Board Tenure (years) – (Average 5.3 years)	0	4	10	5	4	3	1	11
	Age	53	73	68	69	58	65	61	62
	Gender

Board Committees	Audit Committee
	Governance and Nominating Committee
	Compensation and Human Resources Committee
	Health, Safety, Environment and Community Committee
	Technical Committee

Committee Member	Committee Chair

MAG Silver Corp.	2025 Management Information Circular

Combined Board Skills Matrix
Skills and Experience
Capital Markets
Environmental / Social
Executive Compensation
Financial / Audit & Risk Management
Governance
Health & Safety
International Experience
Leadership & Strategy
Legal
Mine Development / Operations
Mineral Exploration
Number of Directors
1
2
3
4
5
6
7
8
Legend:
Full experience
Partial experience

Diversity, Equity and Inclusion

The Company embraces the benefits that diversity brings to its Board, members of senior management and all employees of the Company and its subsidiaries. Diversity, equity and inclusion promotes the recognition and use of all available talent, creates opportunities for innovation, drives strategic advantage to achieve the Company’s objectives and delivers positive results to its stakeholders through a range of perspectives, experiences and expertise. The Company is committed to fostering and cultivating a diverse, equitable and inclusive culture and workforce by selecting the best individuals to occupy its Board, senior management and other roles within the Company, free of bias or discrimination. Diversity, equity and inclusion are defined in the Company's Diversity, Equity and Inclusion Policy as follows:

“Diversity” includes any dimension that can be used to differentiate individuals or groups of people from one another, including without limitation, gender, gender identity and gender expression, sexual orientation, age, language, race, nationality, cultural background, indigenous status, religious beliefs, members of visible minorities and other ethnic distinctions, physical or mental abilities, marital or family status, education, regional and industry experience and expertise.

“Equity” eliminates social inequalities in people, processes and systems to provide equal access and opportunities for all individuals.

“Inclusion” allows all individuals or groups of people to feel welcomed, valued, respected and leveraged in all environments.

MAG Silver Corp.	2025 Management Information Circular

The Company is committed to creating and supporting a diverse, equitable and inclusive workplace that recognizes and values differences, where everyone is treated fairly and with respect, and where all employees have equal opportunity to succeed. To achieve this, MAG commits to:

•	Incorporating diversity, equity and inclusion considerations into practices and policies relating to recruitment and selection, compensation and benefits, professional development and succession planning.

•	Implementing diversity, equity and inclusion awareness training program to facilitate positive intergroup interaction, equitable and inclusive evaluation, and diversity management.

•	Developing flexible scheduling programs for work arrangements with options to accommodate the diverse needs of its employees at different career and life stages, including those with family and caring responsibilities, to assist with recruitment and retention.

•	Implementing and assessing the application of policies that address impediments to gender diversity in the workplace and that promote employment decisions that are transparent, merit-based, unbiased, equitable and procedurally fair.

•	Continuing to identify new ways to entrench diversity (including gender and other dimensions of diversity), equity and inclusion as a core value across the Company, including supporting and empowering employees to bring their individual experiences to a safe and supportive work environment, and feel a genuine sense of belonging at MAG.

•	Monitoring, continuously improving and reporting on the performance and effectiveness of the Company’s activities related to diversity, equity and inclusion in the workplace.

In 2023, all Board members and Company employees participated in an in-depth training session on inclusion, equity, diversity and accessibility (“IDEA”), which was led by an independent consulting firm. The Company intends to continue to provide IDEA training to its Board members and employees.

Annually, the Governance and Nomination Committee reviews the Diversity, Equity and Inclusion Policy and assesses its effectiveness in promoting diversity, equity and inclusion within MAG. The policy can be found on the Company’s website at https://magsilver.com/esg/#governance.

Effectiveness of the Company’s Gender Diversity Policy

The Board is committed to a merit-based system for the Board and senior management team composition within a diverse and inclusive culture, which solicits multiple perspectives and views and is free of conscious or unconscious bias and discrimination. When assessing Board composition or identifying suitable candidates for appointment or election to the Board, the Board will consider candidates on merit against objective criteria, having due regard to the benefits of diversity and the needs of the Board. When assessing the composition of the senior management team or identifying suitable management candidates, the Company uses similar criteria as applied to the selection of Board candidates.

In early 2021, the Company committed to increasing Board diversity and set a target to achieve a minimum of 30% of the Board represented by gender diverse directors. The Board currently exceeds this target. Of the eight nominees for election as directors at the Meeting, three (or 38%) are female. The Company does not have set targets for gender diversity within management; however, currently 17% of the Company’s officers and 36% of its employees are female.

The Board will continue to review and assess the appropriateness of the current Board gender diversity target and will also consider the appropriateness of establishing targets with respect to gender diversity within senior management, as well as targets with respect to other dimensions of diversity.

MAG Silver Corp.	2025 Management Information Circular

Board Racial/Ethnic Diversity Commitment

The Company aspires to attain and thereafter maintain diversity at the Board level on grounds broader than gender diversity, and in connection with this goal, in last year’s Management Information Circular, the Company committed to appointing a racially and/or ethnically diverse director by no later than its 2025 annual general meeting of shareholders. While one new director was appointed to the Board in the past year (i.e., John Armstrong, effective January 31, 2025), this appointment did not fulfill the Company’s previously stated commitment with respect to racial or ethnic diversity. In making this appointment, the Board gave due consideration to diversity and the range of candidates available and ultimately determined that, in light of the planned retirement of Mr. Barnes and the Company’s strategic priorities, Mr. Armstrong’s skills and experience best aligned with the Board’s current needs.

The Board remains committed to enhancing diversity in all its forms and continues to believe that a broad range of backgrounds, perspectives and experiences is important to effective governance. At the same time, the Board is committed to ensuring that all appointments are made based on merit and the skills and experience required to support the Company’s long-term strategy. The Board and the Governance and Nomination Committee will continue their efforts to identify and appoint a racially and/or ethnically diverse director as the right candidate is identified.

Board Refreshment and Director Tenure

In determining whether to recommend a director for re-election, the Governance and Nomination Committee considers several different factors, including without limitation, the director’s participation in and contributions to the activities of the Board, the results of the annual Board and individual director assessments, the skills and experience of said director and how they fit into the Board skills matrix, and the director’s meeting attendance record. While the Board recognizes that director refreshment and renewal create opportunities to bring diverse perspectives and new skill sets to the Board, the Board also recognizes that directors who have served on the Board for an extended period of time can provide valuable insight into the operations and future of the Company based on their experience with, and understanding of, the Company and its history, policies and objectives. It is for this reason that the Board has determined that setting limits on director tenure would not be appropriate at this time. In recent years, the Board has successfully managed to facilitate fulsome refreshment, and since February 2020 has appointed six new directors to the Board. The average tenure of the eight director nominees standing for election at the Meeting is 4.8 years.

Orientation and Continuing Education

The Board considers director orientation and continuing education to be a priority for all directors and endeavours to provide opportunities for directors to learn, develop and network. New directors are provided with comprehensive materials and numerous presentations from management relating to the Company, and are briefed on relevant corporate issues including short, medium and long-term corporate objectives, business risks and mitigation strategies, corporate governance guidelines and existing Company policies. Directors also receive regular operational, geological and engineering reviews of the Company’s projects, and visits to the Company’s material properties are scheduled as necessary or appropriate, with due regard to the personal health, safety and security of management and directors. When a new director joins the Board, he or she is encouraged and expected to become familiar with the Company by meeting with the other directors, officers and employees of the Company. As each director has a different skill set and professional background, orientation and training activities are tailored to the particular needs of each director. The Governance and Nomination Committee reviews, approves and reports to the Board on the orientation process for new directors.

MAG Silver Corp.	2025 Management Information Circular

Management provides the Board with updates on the Company’s business and issues relevant to the Company at all regularly scheduled Board and committee meetings. In addition, during 2024, a two-day intensive strategy session was held with the Board and executive management. External advisors presented on a variety of topics, including capital markets conditions, silver and other commodity price environments, local politics and security in areas of the Company’s projects, corporate governance, climate change and current industry trends, among others.

Management and the Board are provided with regular updates on operations and exploration activities at the Company’s Juanicipio Mine from the Company’s senior executives who visit the site periodically and maintain close relationships with Fresnillo, the operator of the Juanicipio Mine.

Management provides the Board with regular updates on progress at the Company’s Deer Trail exploration project (“Deer Trail” or the “Deer Trail Project”) and Larder exploration project (“Larder” or the “Larder Project”). Management maintains ongoing communication with the respective project management teams through periodic site visits, frequent virtual meetings and conference calls. Mr. Paspalas, the Company’s CEO, shares this information with the Board on a regular basis (monthly, at a minimum) in addition to other information, including financial and operational reports, site visit reports and recent photos.

During 2024, six out of eight directors of the Company completed a site visit to the Larder Project. A site visit to the Deer Trail Project had been scheduled for July 2024; however, due to the Silver King Forest Fire, the visit was cancelled. Plans are currently underway for Board site visits to both the Deer Trail and Larder projects in late summer or fall 2025. In addition, the Technical Committee anticipates visiting the Juanicipio Mine in 2025, subject to travel advisories and safety considerations related to the State of Zacatecas, Mexico.

MAG Silver Corp.	2025 Management Information Circular

Details of the 2024 Director Continuing Education Program

The following is a list of continuing education events provided by the Company for directors throughout the 2024 year. Materials were provided to the directors to review prior to each education event, and event presentations were made available to all directors for follow-up, as appropriate.

**May, Jun & Oct 2024**

Mexico Country Risk & Political Updates
*(Full Board)*

**March 2024**

2024 AGM Trends
*(Full Board)*

**Jan & Jun 2024**

Larder Site Visit
*(6/8 Directors)*

**August 2024**

Commodities Update
*(Full Board)*

**October 2024**

Capital Markets Update
*(Full Board)*

**October 2024**

Return of Capital Analysis
*(Full Board)*

**October 2024**

Climate Action – Governance & Risk
*(Full Board)*

**November 2024**

Foreign Corrupt Practices Act
*(Full Board)*

In addition to the above, individual Board members participate in a number of seminars, presentations and conferences relevant to the mining industry and other matters which relate to the Company and its business, and they are encouraged to maintain their levels of expertise and knowledge in their individual areas of professional competence by keeping up with relevant developments in their areas of expertise through reading, interaction with their peers and attendance at continuing education presentations and seminars. MAG also provides all directors with an annual membership to either the Institute of Corporate Directors or the Chartered Governance Institute of Canada.

Ethical Business Conduct

The Board has adopted a written Code of Conduct for the directors, officers and employees of the Company, which sets out the legal, ethical and regulatory standards that the Company and its representatives must follow to promote integrity and deter wrongdoing. Compliance with the Code of Conduct is mandatory for every director, officer and employee of the Company and any of its subsidiaries. Each director, officer and employee verifies and acknowledges on an annual basis that he or she has reviewed and understands the Code of Conduct and will abide by its terms. The Code of Conduct is available on the Company’s website at https://magsilver.com/esg/#governance.

MAG Silver Corp.	2025 Management Information Circular

The Company’s Board and Governance and Nomination Committee monitor compliance with the Code of Conduct. All Company personnel are encouraged to report violations of the Code of Conduct in accordance with the procedures set forth in the Code of Conduct. In addition to responding to any complaints or violations reported directly to Board members, the Governance and Nomination Committee Chair makes periodic inquiries of Company management as to matters related to compliance with Code of Conduct requirements. In addition, in the course of regular business and operational updates provided by Company management to the Board, there are opportunities to discuss any compliance issues. In 2024, there were no Code of Conduct violations, and no ethical conflicts were raised.

Directors or executive officers who have disclosed a material interest in any transaction or agreement that the Board is considering must abstain from voting on such matters. As a matter of practice, directors or executive officers who have disclosed a material interest in any transaction or agreement that the Board is considering do not take part in any Board discussion with respect to that contract or transaction. In addition, the Code of Conduct requires all Company personnel to obtain specific permission of the CEO prior to any involvement in activities that create or give the appearance of a conflict of interest.

The Code of Conduct requires that Board members, officers, employees, consultants and contractors report any known or suspected violations of laws, governmental regulations or the Code of Conduct to the Chair of the Governance and Nomination Committee or to the Chair of the Audit Committee via the Company’s anonymous and confidential whistleblower hotline. The Company has engaged Integrity Counts, a Canadian provider of global ethics reporting services, as an independent and external administrator of the whistleblower hotline. There are three ways to submit a complaint via Integrity Counts, which are set out in detail in the Code of Conduct, as well as in the Company’s Whistleblower Protection Policy (available at https://magsilver.com/esg/#governance).

In 2022, the Company approved an updated Anti-Bribery and Anti-Corruption Policy, and training was provided for all employees and directors. The Anti-Bribery and Anti-Corruption Policy is critical to maintaining MAG’s corporate reputation and protecting the interests of its shareholders, employees, customers, suppliers, business partners, stakeholders and communities. The objective of the Anti-Bribery and Anti-Corruption Policy is to provide guidance and procedures that enable the Company to conduct its business in an honest and ethical manner when dealing with Public Officials and all other parties, and in compliance with all applicable laws and regulations pertaining to bribery and corruption.

Succession Planning

Succession planning is an important component of the mandate of the Board, with the support of the Governance and Nomination Committee with respect to Board succession planning, and of the Compensation and Human Resources Committee with respect to succession planning for the CEO and other senior executives. By taking a proactive approach to succession planning, the Board can be sure that the Company is prepared to deal with the sudden or unexpected departure of critical talent, reduce the time and expense required to fill key roles, align human capital development efforts with the strategic objectives of the Company, and support the career development and personal growth of the Company’s internal pool of candidates to assist with the Company’s efforts to retain qualified successors for senior executive positions. Succession planning is discussed regularly at Board meetings and is considered when recruiting new directors and senior management. As part of the Company’s ongoing commitment to robust succession planning and executive development, a leadership development program for senior management is planned for 2025. This initiative, supported by external executive coaches, is designed to enhance leadership effectiveness and align individual development with the Company’s strategic growth objectives.

Shareholder Engagement

The Company engages with Shareholders to solicit feedback on its governance practices. The feedback received is an important component of the continuous evaluation of the Company’s existing policies. The Company values constructive dialogue with Shareholders and investors and has a long-standing practice of engaging with Shareholders through regular meetings to better understand their perspectives regarding the Company.

MAG Silver Corp.	2025 Management Information Circular

MAG’s CEO, and members of the Board, as required, actively engage with Shareholders and this provides useful feedback regarding Shareholder perspectives on the governance of the Company. To the extent possible or appropriate, the Company considers feedback from such meetings in refining the Company’s policies, practices and/or public disclosures. Any questions regarding the Company’s governance practices can be sent to the attention of the Board Chair at the following address:

Chair of the Board

MAG Silver Corp.

#801 – 815 West Hastings Street

Vancouver, BC V6C 1B4

Email: boardchair@magsilver.com

MAG Shareholder Engagement Summary

MAG Event	MAG Participants	Who does MAG engage and what are the topics?
Meetings, Discussions and Calls	Senior Management	MAG conducts meetings and discussions with retail and institutional Shareholders throughout the year to share public information regarding its business.
Investor Conferences	Directors / Senior Management	MAG attends and presents at investor conferences throughout the year to provide information regarding its business. Videos or digital copies of the presentations are posted on MAG’s website.
Shareholder Outreach	CEO / Committee Chairs	MAG’s CEO and other members of the leadership team meet annually (or as requested) with major Shareholders’ governance departments or Portfolio Managers to discuss any potential governance concerns. This typically occurs after the mailout of MAG’s Information Circular.
Governance Engagement	Directors	MAG provides information relating to its governance practices with Shareholder advocacy groups as requested.
News Releases	Senior Management	MAG reports on material changes, as well as important or regulatory release dates (e.g. release dates of financial results)
Annual General Meeting	Directors / Senior Management	This meeting is open to all Shareholders.

Director Compensation and Share Ownership

The fees payable to the directors of the Company for their service as directors and as members of committees of the Board as at December 31, 2024 are outlined below. Note that Mr. Paspalas, the Company’s CEO, is not paid any additional compensation in consideration for his services as a director of the Company. All compensation paid to Mr. Paspalas over the course of the year has been reflected in the Summary Compensation Table for NEOs, found later in this Information Circular.

MAG Silver Corp.	2025 Management Information Circular

Role	Annual Retainer ($)
Cash Retainers
Board Member	55,000
Chair of the Board (additional retainer)	85,000
Chair of the Audit Committee (additional retainer)	15,000
Chair of the Compensation and Human Resource Committee (additional retainer)	15,000
Chair of the Health, Safety, Environmental and Community Committee (additional retainer)	15,000
Chair of the Governance and Nominating Committee (additional retainer)	15,000
Chair of the Technical Committee (additional retainer)	15,000
Committee Member (additional retainer)	12,500
Per diem fees (1)	1,000
Share-Based Retainer
Board Member (2)	150,000

(1) Per diem fees are to cover work commitments for director services that generally go beyond that typically required of a director and require a significant time commitment outside meeting preparation time and the attendance at meetings.

(2) New directors are provided with a one-time inducement award equal in value to the annual share-based retainer.

Share-Based Awards

Non-executive directors are not eligible to participate in the Company’s third amended and restated share unit plan (the “Share Unit Plan”) and instead participate in the Company’s third amended and restated deferred share unit plan (the “DSU Plan”). Directors may also elect on an annual basis to receive all, or a portion, of their annual cash retainers in deferred share units (“DSUs”).

DSUs are notional units with the same value at any given time as the Company’s Common Shares and until redeemed for Common Shares, do not entitle the participant to any voting or other shareholder rights. If and when the Company declares a dividend on the Common Shares, ‘dividend equivalent’ units are credited to a participant’s DSU account in the form of additional DSUs. DSUs typically vest upon grant, however, are not redeemable until a director ceases to hold office, when all outstanding DSUs will be settled in Common Shares, cash or a combination of Common Shares and cash, in accordance with the DSU Plan.

For further information with respect to the DSU Plan, including a summary of the key terms contained therein and the number of DSUs issued and outstanding thereunder, please refer to the discussion under the headings “Disclosure Respecting Equity Compensation Arrangements” and “Securities Authorized for Issuance Under Equity Incentive Plans” contained herein.

MAG Silver Corp.	2025 Management Information Circular

Director Share Ownership Requirement

In an effort to align the interests of the Board with those of Shareholders, a Share Ownership Policy (as defined herein) outlining minimum share ownership requirements was adopted in 2013 for directors, under which directors are required to own MAG securities having a value established by the Board. As amended in 2023, the minimum MAG securities ownership requirement for all non-executive directors is now equivalent to three times the annual cash retainer (including any DSUs granted for partial cash retainer). Any newly appointed or elected directors of the Company are required to achieve the minimum threshold within five years from the date of becoming a director. If the ownership value requirement is increased, directors have three years to reach the new ownership requirement. Ownership thresholds are calculated using the greater of: (i) the closing trading price of the Company’s Common Shares on the Toronto Stock Exchange on the business day immediately preceding the date upon which share ownership is being calculated; and (ii) the acquisition cost of the MAG securities, which, in the case of DSUs, shall be calculated using the value attributed to such DSUs on the award date.

Each director is required to maintain his or her minimum ownership level throughout his or her tenure as a director. Under the share ownership requirements and terms as described above, the following table outlines the directors’ standings relative to the requirement, as of the date of this Information Circular.

Share Ownership Position and Requirement of Non-Executive Directors standing for election, as of May 1, 2025:

Director	Shareholding Requirement	Current Ownership as at Record Date
		Retainer(1)	# of Common Shares	# of DSUs(2)	Total Value(3) ($)	Multiple of Retainer
John Armstrong	3x Retainer	$67,500	Nil	7,755	176,792	N/A
Tim Baker	3x Retainer	$82,500	8,100	38,056	985,174	11.9x
Peter Barnes	3x Retainer	$165,000	106,954	125,763	4,798,132	29.1x
Jill Leversage	3x Retainer	$82,500	14,300	135,939	3,109,508	37.7x
Selma Lussenburg	3x Retainer	$82,500	4,250	49,778	1,145,842	13.9x
Susan Mathieu	3x Retainer	$92,500	9,283	39,844	1,080,764	11.7x
Dale Peniuk	3x Retainer	$82,500	1,000	37,280	809,258	9.8x
Tom Peregoodoff	3x Retainer	$82,500	1,600	25,971	566,11	6.9x

(1) Mr. Barnes, the current Board Chair, is not standing for re-election at the meeting. As such, following the Meeting, a Board Chair will be appointed. The retainer for the Board Chair is $85,000.

(2)Total number of DSUs include any dividend equivalent units accrued on outstanding units.

(3)Value of holdings is based on the total number of eligible securities held multiplied by the greater of: (i) the price per Common Share on the TSX as at market close on May 1, 2025 of $20.41; and (ii) the acquisition cost of the MAG securities, which, in the case of DSUs is the value attributed to such DSUs on the award date.

MAG Silver Corp.	2025 Management Information Circular

Director Compensation Table

The following table outlines all director compensation paid to the non-executive directors for the year ended December 31, 2024. John Armstrong is not included in the table below as he was appointed to the Board effective January 31, 2025.

Name	Cash Fees Earned (1) ($)	Option-based awards ($)	Share-based awards ($)	Share-based Fees(2) ($)	All other compensation ($)(3)	Total compensation ($)
Tim Baker	88,304	-	149,962	-	Nil	238,266
Peter Barnes	165,000	-	149,962	-	Nil	314,962
Jill Leversage	88,304	-	149,962	-	Nil	238,266
Selma Lussenburg	82,500	-	149,962	-	Nil	232,462
Daniel MacInnis(4)	37,143	-	69,613	-	Nil	106,756
Susan Mathieu	87,857	-	149,962	-	Nil	237,819
Dale Peniuk	82,500	-	149,962	-	Nil	232,462
Tom Peregoodoff(5)	-	-	299,956	75,498	Nil	375,454

(1) The table outlines the compensation paid for Board and committee retainer fees and meeting fees as per the Schedule of Director Fees above. Committee positions for each director nominee are outlined in the table found under the heading Election of Directors above.

(2) Under the Shareholder approved DSU Plan, directors may elect to have all, or a portion of director and committee retainers paid in DSUs. Mr. Peregoodoff made the election to receive all of his 2024 retainers in DSUs.

(3) All other compensation includes per diem oversight work as directed by the Board.

(4) Mr. MacInnis ceased to be a director of the Company on June 17, 2024.

(5) Mr. Peregoodoff was appointed to the Board on January 1, 2024. Included in his share-based awards is a one-time $150,000 DSU grant (10,877 DSUs), which was made as an incentive to join the Board in accordance with the DSU Plan.

Equity-Based Awards to Directors

The following table sets out for each non-executive director, the incentive equity-based awards, specifically DSUs (share-based awards), outstanding as of December 31, 2024, with their market value as of the same date. These equity-based awards were all fully vested as at December 31, 2024. The closing price of the Company’s shares on the TSX on December 31, 2024 was $19.53. John Armstrong is not included in the table below as he was appointed to the Board effective January 31, 2025.

MAG Silver Corp.	2025 Management Information Circular

	Option Based Awards				Share-based Awards (DSUs)
Name	Number of securities underlying unexercised Options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money Options ($)	Number of share or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Tim Baker	Nil	n/a	n/a	-	Nil	Nil	702,201
Peter Barnes	Nil	n/a	n/a	-	Nil	Nil	2,395,706
Jill Leversage	Nil	n/a	n/a	-	Nil	Nil	2,592,100
Selma Lussenburg	Nil	n/a	n/a	-	Nil	Nil	928,515
Susan Mathieu	Nil	n/a	n/a	-	Nil	Nil	736,808
Dale Peniuk	Nil	n/a	n/a	-	Nil	Nil	687,241
Tom Peregoodoff	Nil	n/a	n/a	-	Nil	Nil	468,642

Director – Change of Control

The directors are not eligible for any change of control payments or other related benefits.

Value Vested or Earned During the Year

The following table sets forth, for each non-executive director of the Company, the value of all incentive plan awards vested or earned during the year ended December 31, 2024. The value of the share unit-based awards (DSUs) vested during the year in the table below is the closing price of a Common Share of the Company on the TSX on the 2024 vesting dates. DSUs vest immediately upon grant date due to the long-term incentive plan nature of the DSU Plan which entitles directors to exercise DSUs only upon retirement (or non-election) from the Board. John Armstrong is not included in the table below as he was appointed to the Board effective January 31, 2025.

Name	Option-based awards – Value Vested during the year (1) ($)	Share Unit-based awards – Value Vested during the year ($)(2)
Tim Baker	-	149,962
Peter Barnes	-	149,962
Jill Leversage	-	149,962
Selma Lussenburg	-	149,962
Susan Mathieu	-	149,962
Dale Peniuk	-	149,962
Tom Peregoodoff	-	375,454

(1) Directors do not receive Option-based awards for their services.

(2) Share-based awards consist of DSUs granted under the Shareholder approved DSU Plan. Under the plan, directors may elect to have all, or a portion of, director and committee retainers paid in DSUs. Mr. Peregoodoff made the election to receive all of his 2024 retainer and director fees in DSUs, and those amounts are included in the above table.

MAG Silver Corp.	2025 Management Information Circular

STATEMENT OF EXECUTIVE COMPENSATION

Named Executive Officers

For the purposes of this Information Circular, a named executive officer (“NEO”) of the Company means each of the following individuals:

(a)	a chief executive officer (“CEO”) of the Company;

(b)	a chief financial officer (“CFO”) of the Company;

(c)	each of the Company’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6, for that financial year; and

(d)	each individual who would be a NEO under paragraph (c) above but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

The Company’s NEOs for the fiscal year ending December 31, 2024 were:

•	George Paspalas, President and CEO;

•	Fausto Di Trapani, CFO;

•	W.J. (Jim) Mallory, Chief Sustainability Officer (“CSO”);

•	Marc Turcotte, Chief Development Officer (“CDO”); and

•	Gary Methven, Vice President, Technical Services (“VP Tech”).

Compensation Governance

Compensation and Human Resources Committee – Operation, Members and Skills

The Board has established a Compensation and Human Resources Committee (“CHRC”) for the purpose of providing the Board with recommendations relating to the form and amounts of all compensation and benefits for directors and executive officers, succession plans for executive officers, and human resources policies for executive officers.

In fulfilling its responsibilities, the CHRC is required, among other things, to: (a) review and recommend to the Board the general compensation philosophy and guidelines for all directors and executive officers; (b) review and recommend any amendments to the Company’s equity related plans; (c) review and recommend to the Board all grants and awards made under all the Company’s equity related plans, including the Option Plan (as defined herein), Share Unit Plan and the DSU Plan; (d) review and recommend to the Board all other executive compensation matters; (e) establish compensation and recruitment policies and practices for the Company’s executive officers; (f) administer the Company’s Stock Option Plan and the Share Unit Plan; (g) consider requests for the retention of outside advisors and experts (including compensation consultants and legal counsel); and (h) review compensation disclosure in public documents, including the compensation discussion and analysis included herein, in accordance with applicable rules and regulations. The CEO may be asked to attend the CHRC’s deliberations regarding NEOs other than himself; however, he does not participate in votes related to NEO compensation.

The Company’s CHRC consists of three independent directors. As at the date of this Information Circular, the members of the CHRC are Tim Baker (Chair), Susan Mathieu and Dale Peniuk. As discussed below, the CHRC is charged with implementing an appropriate plan for executive compensation and with making recommendations to the Board with respect to the compensation of the Company’s executive officers. In 2024, the CHRC held four meetings, all of which had full attendance. In connection with its mandate, the CHRC keeps the Board apprised of its work by providing regular updates at the Company’s Board meetings.

MAG Silver Corp.	2025 Management Information Circular

The members of the CHRC have a range of skills and experience which the Company believes provides the expertise necessary to oversee the Company’s executive compensation structure. In addition, the CHRC obtains input from independent outside compensation advisors when necessary. The relevant experience of the current CHRC members is summarized below.

Tim Baker (Chair)	•

Mr. Baker has substantial experience in operating international mines and projects, most recently as Executive Vice President and Chief Operating Officer of Kinross Gold. Mr. Baker is currently a director of Triple Flag Precious Metals. He has previously been a director on the boards of Golden Star Resources (Chair of the Board), RCF Acquisition, Sherritt International, Augusta Resources, Antofagasta PLC, Eldorado Gold, Rye Patch Gold (later Alio Gold) and Pacific Rim Mining.

•

In his capacity as a director, Mr. Baker currently serves on the Compensation and ESG Committee of Triple Flag Precious Metals and has served on a number of other CHRCs, including Antofagasta PLC, where he served as Chair of the CHRC for eight years, and Sherritt International.

Susan Mathieu	•

Ms. Mathieu has extensive operating experience with diverse mining companies across numerous international jurisdictions. Her mining career has been built in several different commodity businesses, including precious and base metals, diamonds, potash and uranium.

•

In senior management and executive positions, including Golder Associates’ North American project management division, Ms. Mathieu had responsibility for the compensation and human resource development aspects of personnel under her supervision.

Dale Peniuk	•	Mr. Peniuk is currently a board member of Lundin Mining and Kuya Silver, and has been on the board of numerous other Canadian public mining companies since 2006.
	•	In his capacity as a director, Mr. Peniuk has served on the CHRCs of numerous companies, including currently serving on the CHRCs of Lundin Mining and Kuya Silver. He served on the CHRC of Capstone Mining until March 2022, as well as on the CHRC of Argonaut Gold until June 2024.

Compensation Risk Management

The CHRC incorporates risk management principles into its decision-making processes surrounding executive compensation and periodically conducts reviews to consider whether the Company’s compensation policies encourage risk taking by the Company. In 2024, the CHRC in conjunction with its independent compensation advisor, undertook a fulsome review and risk assessment of the Company’s compensation policies and practices with an eye to ensuring that these policies and practices both reflected good compensation governance and were structured to adequately mitigate any potential risks within the executive compensation program. In addition to the review of policies and practices, the CHRC also asked its independent advisor to back-test compensation program outcomes relative to historical operational, financial and shareholder return performance to confirm alignment of outcomes, and to forward test the current variable pay structure to identify the potential for unanticipated outcomes under various performance scenarios. In conjunction with its annual consideration of compensation risk in the normal course, the CHRC intends to conduct such fulsome risk assessments periodically moving forward.

In considering the findings of the recent fulsome risk assessment and in light of the roles of Board in overseeing the Company’s strategic direction and the CHRC in overseeing the Company’s executive compensation program in relation to that strategic direction, the CHRC has concluded that the risks inherent in the Company’s compensation policies and practices are unlikely to have a materially adverse effect on the Company.

MAG Silver Corp.	2025 Management Information Circular

The following table summarizes our compensation governance and risk management policies and practices. Detailed descriptions for some of these policies and practices follow below.

What we do:
Provide shareholders with an annual Say on Pay vote, disclosure of results and engagement when results are unsatisfactory
Provide a significant weighting towards performance-contingent pay with approximately 69% of NEO compensation at-risk in 2024
Cap annual incentive payments
Measure short-term performance against pre-approved annual objectives
Tie a material percentage of executive incentive compensation to identified ESG risks
Regularly stress tests the compensation program to ensure that rewards are appropriate in different scenarios
Enforce market-practice share ownership guidelines for both NEOs and directors (see Senior Management Share Ownership Requirement below)
Maintain a robust “Clawback” policy (see Executive Compensation Recovery Policy below)
Regularly review compensation and retain a compensation advisor that is independent of management (see External Advice below)

What we do not do:
We do not allow executives to hedge their ownership of Common Shares or equity incentives (see Hedging of Company Securities below)
We do not allow repricing or backdating of stock options
We do not grant stock options to non-executive directors
We do not use single-trigger Change of Control provisions

Senior Management Share Ownership Requirement

In an effort to align the interests of the NEOs with those of Shareholders, the Company has adopted a Share ownership policy (the “Share Ownership Policy”) outlining a minimum share ownership requirement for all NEOs, pursuant to which they are required to own Common Shares, RSUs (as defined herein) and DSUs (in the case of the CEO) having a value established by the Board. The Share Ownership Policy is reviewed annually, and changes made as required. The minimum share ownership requirements under the current Share Ownership Policy are: (i) for the CEO, a value equivalent to four times annual base salary; (ii) for the other C-Suite NEOs, a value equivalent to two times annual base salary, and (iii) for Vice President NEOs, a value equivalent to one times annual base salary. In 2023, the Company changed the time required to achieve the ownership threshold from three years to five years (from the date the individual became an officer) to better align with peers and industry trends. Ownership thresholds are calculated using the greater of: (i) the closing trading price of the Company’s Common Shares on the Toronto Stock Exchange on the business day immediately preceding the date upon which share ownership is being calculated; and (ii) the acquisition cost of Common Shares, RSUs and DSUs, which for RSUs or DSUs shall be calculated using the value attributed to such RSUs and DSUs on the award date.

Each individual is required to maintain his or her minimum ownership level throughout his or her term as an officer.

MAG Silver Corp.	2025 Management Information Circular

Under the share ownership requirements and terms as described above, the following table outlines the NEOs standing relative to the requirement as of the date of this Information Circular.

Share Ownership Position and Requirement of NEOs as at May 1, 2025:

Named Executive Officer			Current Ownership as at Record Date(1)
	Shareholding Requirement	Salary	# of Common Shares	# of DSUs(5)	# of RSUs(5)	Total Value(2)	Multiple of Salary (4)
George Paspalas, CEO	4x base salary	$725,000	180,000	40,347(3)	54,323	4,826,307	6.7x
Fausto Di Trapani, CFO	2x base salary	$458,000	33,367	-	30,608	1,329,848	2.9x
Jim Mallory, CSO	2x base salary	$375,000	3,000	-	23,921	563,675	1.5x
Marc Turcotte, CDO	2x base salary	$343,000	-	-	16,409	348,117	1x
Gary Methven. VP Tech	1x base salary	$324,000	-	-	12,113	258,195	0.8x

(1) Eligible MAG securities include Common Shares, RSUs and DSUs held by the NEO as at May 1, 2025.

(2) Value of holdings is based on the total number of eligible securities held multiplied by the greater of: (i) the price per Common Share on the TSX as at market close May 1, 2025, of $20.41; and (ii) the acquisition cost of the MAG securities, which, in the case of RSUs and DSUs, is the value attributed to such RSUs and DSUs on the award date.

(3) Mr. Paspalas was granted DSUs as a deferral of an annual incentive in 2015, when executives were still Participants (as such term is defined in the DSU Plan) of the DSU Plan.

(4) Messrs. Mallory, Turcotte and Methven are within the five-year grace period to achieve the minimum ownership threshold under the Share Ownership Policy.

(5) Total number of DSUs and RSUs include any dividend equivalent units accrued on outstanding units.

Hedging of Company Securities

Certain types of trades in securities of the Company by NEOs and directors can raise particular concerns about potential breaches of applicable securities law or that the interests of the persons making the trade are not aligned with those of the Company. Therefore, the Company has specific conditions outlined in its Timely Disclosure, Confidentiality and Insider Trading Policy prohibiting NEOs and directors from purchasing financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by an NEO or director. NEOs and directors are prohibited at any time from, directly or indirectly, undertaking any of the following activities:

•	speculating in securities of the Company, which may include buying with the intention of quickly reselling such securities, or selling securities of the Company with the intention of quickly buying such securities (other than in connection with the acquisition and sale of shares issued under the Option Plan or any other Company benefit plan or arrangement);

•	short selling a security of the Company or any other arrangement that results in a gain only if the value of the Company’s securities declines in the future;

•	selling a “call option” giving the holder an option to purchase securities of the Company;

•	buying a “put option” giving the holder an option to sell securities of the Company; and

•	purchasing or selling any financial instruments that are designed to hedge or offset a decrease in market value of the Company's equity securities.

MAG Silver Corp.	2025 Management Information Circular

Executive Compensation Recovery or “Clawback” Policy

The Company’s incentive-based compensation plans are intended to align the interests of the Company’s executive officers and Shareholders through equity and other performance-based compensation plans. The Company’s Executive Compensation Recovery Policy (the “Recovery Policy”) was adopted in 2017 by the Company and amended on November 9, 2023, and provides for the right to recover incentive-based compensation from any “executive officers” (as such term is defined in Rule 10D-1 of the Securities Exchange Act of 1934) of the Company in the event of any accounting restatement (“Restatement”) due to the Company’s material non-compliance with financial reporting requirements under applicable federal securities laws. The CHRC and the Board will confirm on an annual basis who is an “executive officer” for the purposes of the Recovery Policy.

The Recovery Policy applies to any incentive-based compensation “received” by an executive officer during the period (the “Clawback Period”) consisting of any of the three completed fiscal years immediately preceding: (a) the date that the Board (or Audit Committee) concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement; or (b) the date that a court, regulator, or other legally authorized body directs the Company to prepare a Restatement.

For purposes of the Recovery Policy, incentive-based compensation is deemed “received” in the fiscal period during which the applicable financial reporting measure (as specified in the terms of the award) is attained (the “Performance Period”), even if the payment or grant occurs after the end of that fiscal period. The Clawback Period with respect to an executive officer applies to incentive-based compensation received by the executive officer: (a) after beginning services as an executive officer (including compensation derived from an award authorized before the individual is newly hired as an executive officer, e.g. inducement grants); and (b) if that person served as an executive officer at any time during the Performance Period for such incentive-based compensation.

The amount of incentive-based compensation that must be repaid by the executive officer (subject to the few limitations discussed below) is the amount of incentive-based compensation received by the executive officer that exceeds the amount of incentive-based compensation that otherwise would have been received had it been determined based on the Restatement (the “Recoverable Amount”).

The Company will determine whether, based on that financial reporting measure as calculated relying on the original financial statements, the executive officer received a greater amount of incentive-based compensation than would have been received applying the recalculated financial measure. Where incentive-based compensation is based only in part on the achievement of a financial reporting measure performance goal, the Company will determine the portion of the original incentive-based compensation based on or derived from the financial reporting measure which was restated and will recalculate the affected portion based on the financial reporting measure as restated to determine the difference between the greater amount based on the original financial statements and the lesser amount that would have been received based on the Restatement. The Recoverable Amounts will be calculated on a pre-tax basis to ensure that the Company recovers the full amount of incentive-based compensation that was erroneously awarded.

If equity compensation is recoverable due to being granted to the executive officer (when the accounting results were the reason the equity compensation was granted) or vested by the executive officer (when the accounting results were the reason the equity compensation was vested), in each case in the Clawback Period, the Company will recover the excess portion of the equity award that would not have been granted or vested based on the Restatement, as follows:

•	if the equity award is still outstanding, the executive officer will forfeit the excess portion of the award;

•	if the equity award has been exercised or settled into shares (the “Underlying Shares”), and the executive officer still holds the Underlying Shares, the Company will recover the number of Underlying Shares relating to the excess portion of the award (less any exercise price paid for the Underlying Shares); and

•	if the Underlying Shares have been sold by the executive officer, the Company will recover the proceeds received by the executive officer from the sale of the Underlying Shares relating to the excess portion of the award (less any exercise price paid for the Underlying Shares).

MAG Silver Corp.	2025 Management Information Circular

The Board (or its applicable committee) will take such action as it deems appropriate, in its sole and absolute discretion, reasonably promptly to recover the Recoverable Amount, unless a majority of the independent members of the Board (or, if composed of independent directors, the CHRC) determines that it would be impracticable to recover such amount because: (1) the Company has made a reasonable and documented attempt to recover the Recoverable Amount and has determined that the direct costs of enforcing recovery would exceed the Recoverable Amount; or (2) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder; or (3) if the recovery of the incentive-based compensation would, based on an opinion of counsel, violate the home-country laws of the Company.

In addition to the provisions of the Recovery Policy described above, if the Company is required to prepare an accounting restatement due to the material noncompliance of the Company, as a result of misconduct, with any financial reporting requirement under the securities laws, then, in accordance with Section 304 of the Sarbanes-Oxley Act of 2002, the Chief Executive Officer and Chief Financial Officer (at the time the financial document embodying such financial reporting requirement was originally issued) shall reimburse the Company for:

•	any bonus or other incentive-based or equity-based compensation received from the Company during the 12-month period following the first public issuance or filing with the SEC (whichever first occurs) of such financial document; and

•	any profits realized from the sale of securities of the Company during that 12-month period.

External Advice

The CHRC periodically engages an independent advisor to assist the CHRC in aligning the Company’s compensation programs to its stage of development, from project developer to producer, while also maintaining alignment with our Shareholders.

Since 2010, the CHRC has engaged the services of Lane Caputo Compensation Inc. (“Lane Caputo”), an independent executive compensation and governance advisor. Lane Caputo is a premium executive compensation consulting firm with significant expertise in the mining sector.

In 2024, the CHRC engaged Lane Caputo to review the annual incentive and long-term incentive performance metrics and target levels. Lane Caputo was also directed to conduct a fulsome review and risk assessment of the Company’s compensation policies and practices with an eye to ensuring that these policies and practices both reflected good compensation governance and were structured to adequately mitigate any potential risks within the executive compensation program. The risk assessment also included the back-testing of compensation program outcomes relative to historical operational, financial and shareholder return performance to confirm that the pay for performance intent of the Company’s compensation program was being realized.

The CHRC considers the information provided by Lane Caputo, among other factors, when making recommendations to the Board for approval.

MAG Silver Corp.	2025 Management Information Circular

Fees for External Advice

The following table summarizes the services provided by Lane Caputo to the CHRC and associated professional fees during 2024 and 2023.

Year	Compensation Consulting Fees	All Other Fees	Scope of Consulting Services
2024	$87,151		•

Compensation risk assessment to identify any potential risks (intended or unintended) that the CHRC should be aware of, inclusive of retroactive analyses to compare compensation realized versus shareholder value created and forward stress-testing of incentive payout ranges and achievement levels

			•	Review of annual and long-term incentive program performance metrics and target values
2023	$64,467	$32,573(1)	•	Advice regarding executive compensation peer group
			•

Independent review of the Company’s current compensation arrangements for executive officers and directors, including a review of performance metrics associated with the Company’s short- and long-term incentive plans

			•	Support of the equity incentive plan renewal process at the Company’s 2023 AGM.
			•	Assistance with the redesign of the Company’s Management Information Circular

(1)Fees associated with the redesign of the Company’s Management Information Circular

Lane Caputo reports directly to the CHRC and any non-compensation-related work, or work for management by Lane Caputo, must be pre-approved by the CHRC.

Compensation Discussion and Analysis

Compensation Philosophy and Objectives

The principal goal of the Company’s executive compensation program is to achieve positive outcomes for its stakeholders. The Company’s compensation philosophy reflects this goal, and is based on the following fundamental principles:

1.	A compensation program aligned with Shareholder interests – the Company aligns the goals of executives with maximizing long-term Shareholder value;

2.	A compensation program sensitive to both individual and corporate performance – compensation for executive officers should fluctuate and be linked not only to individual performance, but also to:

(a)	operating performance of the Company, considering ongoing mine development, production, exploration and corporate successes; and

(b)	market performance of the Company, considering current market conditions and market performance against peers; and

3.	A compensation program that offers market competitive compensation in order to attract and retain talent – the compensation program should provide market competitive pay in terms of value and structure in order to retain existing employees who are performing according to their objectives and to attract new, high caliber individuals.

MAG Silver Corp.	2025 Management Information Circular

Based on this compensation philosophy, the objectives of the NEO compensation program have been defined as follows:

•	to attract and retain highly qualified executive officers;

•	to align the interests of executive officers with Shareholder interests and with the execution of the Company’s business strategy;

•	to evaluate executive performance on the basis of key measurements that correlate to long-term Shareholder value; and

•	to tie compensation directly to those measurements and rewards based on achieving and exceeding predetermined objectives.

Compensation Benchmarking

The CHRC, as part of its compensation review process and with the assistance of its external compensation advisor, benchmarks the compensation levels and practices of companies that are considered reasonably similar to the Company. Compensation reviews are typically performed on a biennial basis. In selecting a group of companies and/or sectors to benchmark, the CHRC will consider characteristics and variables such as:

•	Canadian-headquartered, publicly traded precious metals companies with operating and/or development projects of similar scope and geographic exposure;

•	companies of similar size as measured by market capitalization, revenues and production volumes; and

•	companies from which future executives may reasonably be expected to be recruited from or to which the Company could reasonably expect to otherwise be in competition with for senior level talent.

The compensation benchmark information derived from such sources will not necessarily be directly acted upon by the CHRC but will be one of several factors the CHRC will consider from time to time in its review of executive compensation.

To inform compensation-related decisions for 2025, the CHRC, with the assistance of Lane Caputo, developed a peer group of mining companies (the “Compensation Peer Group”) against which to benchmark compensation practices. The selection criteria that the CHRC considered, and the resulting peer group are outlined below.

Peer Group Selection Criteria	2025 Compensation Peer Group (1)

Geography:

Mining companies headquartered in Canada

and operating in Canada, US, Central or South America

Metal/Stage of Development:

Primarily precious metals producers with 1-3 producing mines

Size:

Companies ranging from approximately 1/3 to 3 times that of MAG in terms of:

•       Market Capitalization

•       Enterprise Value

•       Annual Revenue

•          Aya Gold & Silver Inc.

•          Calibre Mining Corp.

•          Dundee Precious Metals Inc.

•          Endeavour Silver Corp.

•          Fortuna Silver Mines Inc.

•          GoGold Resources Inc.

•          K92 Mining Inc.

•          Lundin Gold Inc.

•          New Gold Inc.

•          Orla Mining Ltd.

•          SilverCrest Metals Inc.

•          Torex Gold Resources Inc.

•          Wesdome Gold Mines Ltd.

(1)	The 2025 Compensation Peer Group has reduced in size from 15 to 13 peers with the removal of Argonaut Gold Inc. (acquired in 2024) and Victoria Gold Corp. (currently under a receivership notice).

MAG Silver Corp.	2025 Management Information Circular

Components of Compensation

The Company’s executive compensation program for the financial year ended December 31, 2024, consisted primarily of the following elements:

Compensation Element	Form of Payment	Purpose of Element	Determination
Base Salary	Cash	Forms a baseline level of compensation for role fulfillment commensurate with the experience, skills and market demand for the executive role and/or incumbent.	The salary for each NEO is based on an assessment of factors such as current competitive market conditions, compensation levels within the Compensation Peer Group, and particular skills such as leadership ability and management effectiveness, experience, responsibility and proven or expected performance of the individual. For a fully qualified executive in a given role, the Company generally intends to pay salaries near the median values of the Compensation Peer Group.
Short-term Incentive (STI)	Cash	To recognize short-term (typically annual) efforts and milestone achievements that are aligned with the long-term success of the Company.

Each NEO has an opportunity to earn annual performance incentive compensation based on achievement against both corporate and individual objectives (“CPOs” and “IPOs”, respectively) at the beginning of the year. The short-term incentive plan provides for cash payments when pre-determined CPOs and IPOs are met or exceeded. CPOs are the same for each executive officer, with IPOs pertaining directly to the specific role and responsibilities of each executive.

Incentive targets (expressed as a percentage of base salary) are generally considered by the CHRC to be the maximum value earnable for the full achievement of CPOs and IPOs with the payments ultimately awarded to the NEOs reflecting the level of achievement of the predetermined objectives. The CHRC will, from time to time, apply discretion in the determination of the level of achievement of CPOs and IPOs to consider mitigating factors in actual performance achievement as important aspects of executive and Company performance are not always strictly quantifiable or under the full control of the NEOs. This is especially true for milestones and objectives relating to the Juanicipio Mine, the Company’s main asset, which are heavily co-dependent on the actions of Fresnillo (its joint venture partner and Juanicipio Mine operator).

MAG Silver Corp.	2025 Management Information Circular

Compensation Element	Form of Payment	Purpose of Element	Determination
Long-term Incentive (“LTI”) - Option Plan	Common Shares	Encourages executives to generate sustained share price growth over the longer term (i.e. three to five years) and aligns executives’ interests with Shareholders’ interests through participation in share price appreciation.

Under the Company’s third amended and restated option plan (the “Option Plan”), grants of options to purchase Common Shares under the Option Plan (“Options”) are typically made upon the commencement of an executive’s employment with the Company. Additional grants may be made at the discretion of the Board based on the individual’s level in the Company, contribution to corporate performance and the overall competitiveness of the executive compensation package. The Board determines the exercise price of Options at the time of grant, provided that the exercise price may not be lower than the market price. The Board also has the discretion to determine the term of Options, which is not to exceed five years, and vesting provisions, which must not be less than over three years.

The number of Options awarded, in conjunction with the number of PSUs (as defined herein) and RSUs awarded on an annual basis is determined by the CHRC and recommended to the Board for approval annually. In doing so the CHRC balances three factors: market competitiveness; performance and retention goals; and dilution impact. This disciplined process ensures the Company’s LTI Plan remains compelling, performance-driven and shareholder-friendly.

LTI -Share Unit Plan (Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”))	Common Shares	PSUs are designed to motivate and reward executives to excel against specific operational, financial, strategic and Shareholder return targets, often on a relative basis versus relevant stock exchange indices or peer groups, over successive three-year performance cycles. RSUs provide a measure of retention incentive for executives, while still being linked to Shareholder value creation.

PSUs vest in accordance with a performance period (typically three years) as determined by the CHRC and recommended to the Board for approval. PSUs may, or may not, vest based on performance against pre-established targets or milestones set at the beginning of each performance period. The number actually vesting will be in a range of 0-200% of the number awarded, based on the CHRC’s determination of actual performance against these pre-established targets and milestones.

Unless specified otherwise at the time of grant, RSUs vest over three years.

As a guiding philosophy, the CHRC requires a minimum of 50% of NEO equity incentive grants to be PSUs (or otherwise performance based), with vesting ultimately tied to the achievement of operational, financial, strategic and Shareholder Return targets.

The number of PSUs and RSUs awarded, in conjunction with the number of Options awarded on an annual basis, is determined and recommended to the Board by the CHRC annually. In doing so the CHRC balances three factors: market competitiveness; performance and retention goals; and dilution impact. This disciplined process ensures the Company’s LTI Plan remains compelling, performance-driven and shareholder-friendly.

MAG Silver Corp.	2025 Management Information Circular

Pension, Benefits and Perquisites

The Company has an RRSP matching program in which the NEOs and all other employees participate.

The Company provides various employee benefit programs to its executives (including, but not limited to, medical health insurance, dental insurance and accidental death and disability insurance), which are substantially the same as those provided to all other employees of the Company.

Target NEO Pay Mix

The overall NEO compensation mix is purposely balanced between fixed components (base salary) and at-risk components (non-equity annual incentive payments and long-term equity incentives).

Summarizing the NEO total 2024 compensation by category provides the following analysis of compensation considered not at-risk and at-risk:

2024 Target Pay Mix George Paspalas, Chief Executive Officer	2024 Target Pay Mix All Named Executive Officers

2024 Compensation Details

Base Salaries

Effective January 1, 2024, Messrs. Paspalas, Di Trapani and Mallory were each awarded a base salary increase of 4.0%, 4.3% and 4.3%, respectively, reflective of cost of living/inflation increases. Messrs. Turcotte and Methven each received a base salary increase of 11.0% and 5.2%, respectively, in respect of cost of living and merit-based increases.

MAG Silver Corp.	2025 Management Information Circular

Short-term Incentives

The short-term incentives awarded to the NEOs in 2024 were as follows:

	2024 Salary ($)	Target STI (% of Salary) (1)	CPO Weight	IPO Weight	CPO Achieved	IPO Achieved	2024 STI Payout ($)
George Paspalas – CEO	697,000	100%	75%	25%	108%	120%	773,670
Fausto Di Trapani – CFO	440,000	75%	60%	40%	108%	120%	472,240(2)
Jim Mallory – CSO	360,000	50%	60%	40%	108%	103%	190,800
Marc Turcotte – CDO	320,000	50%	60%	40%	108%	103%	169,600
Gary Methven – VP Tech Services	301,600	50%	50%	50%	108%	110%	164,372
(1)	Target STI values are considered by the CHRC to be the maximum earnable, absent exceptional circumstances.
(2)	The Board applied discretion to the 2024 STI payout for Mr. Di Trapani through a special recognition bonus for his contribution related to identifying significant value enhancing opportunities at Juanicipio, increasing his payout by $100,000 (26.9%).

2024 IPOs

With respect to the 2024 NEO IPOs, the CHRC and the Board concluded that the NEOs broadly met the majority of their 2024 targets. The NEO assessments of 2024 IPOs reflect the following key milestones:

NEO	IPO	Weight	Achievement
George Paspalas CEO	Work with Fresnillo to realize the value potential of Juanicipio; incorporate suggestions from MAG’s global experience.	50%	70%
	Provide a robust balance sheet to enable funding of the Corporate and Exploration functions within MAG net of Juanicipio for the next 3 years.	25%	30%
	Provide Leadership for the Deer Trail and Larder projects to realize optimal exploration spend, adequate human resources in the event of success and capital market appreciation of the potential for these two assets.	15%	10%
	Provide for the appropriate people resources and build up bench strength in the organization in anticipation of exploration success at Deer Trail and/or Larder.	10%	10%
Total		100%	120%
Fausto Di Trapani CFO	Finance • Implement a Strategic Business Planning (“SBP”) process for 2025-2027. (25%) • Liquidity. (10%) • Facilitate a return of capital through a buyback up to 5% of issued and outstanding stock. (10%) • Business optimization at Juanicipio. (10%) • Streamlining of business through implementing a company-wide delegation of authority and improving the overall control environment. (10%)	65%	80%
	Corporate Development • Through interactions with technical and financial disciplines in the business establish an internal model of corporate NAV. (15%) • Collaborate on the selection of one high priority target to advance discussions with in 2024. (10%)	25%	28%

MAG Silver Corp.	2025 Management Information Circular

NEO	IPO	Weight	Achievement
	Investor Relations • Enhance and implement quarterly IR communication processes by engaging with external and internal stakeholders. Implement an investor relations Customer Relations Management (“CRM”) system. (8%) • Develop and implement a social media strategy for the Company. (2%)	10%	12%
Total		100%	120%
Jim Mallory CSO	Reduce and maintain ISS ESG ratings at or below December 2023 ratings disclosures and reduce our risk score below 30.0 on Sustainalytics ESG ratings table.	40%	40%
	Complete external human rights and diversity, equity and inclusion (“DEI”) due diligence assessment to determine the actual and potential human rights impacts of our activities.	20%	20%
	Work with VP IR to develop an ESG targeted marketing strategy and enhance ESG communication to investors.	10%	10%
	Coordinate a third-party Safety Culture Survey and review of the Juanicipio safety systems and work with Fresnillo to implement findings.	30%	33%
Total		100%	103%
Marc Turcotte CDO	Provide country risk assessments and analysis to support our growth strategy.	25%	23%
	Maintain and update corporate target list, generate M&A monthly reports.	25%	25%
	Develop and pursue a North American consolidation strategy until all targets exhausted.	25%	30%
	Develop an acquisition and financing plan for at least one target in 2024 which provides immediate / near term free cash flow.	25%	25%
Total		100%	103%
Gary Methven VP Tech	Positively influence Juanicipio operating performance by site involvement in the JV Safety Committee and regular operational visits and relationship building with site personnel.	50%	54%
	Complete the updated Juanicipio Technical Report and coordinate Enterprise Content Management (“ECM”) marketing campaigns and AIF update in Q1 & Q2 2024.	10%	12%
	Monitor and review metal recovery through the mill and influence positive performance improvements.	15%	18%
	Provide mentorship and development to the Director Geotechnical to provide effective technical support for Juanicipio, Deer Trail, Larder and Corporate Development.	10%	11%
Total		100%	110%

MAG Silver Corp.	2025 Management Information Circular

2024 CPOs

CPO	Weighting	CPO Score Value
ESG - Sustainability:	20%	22%
Safety: Coordinate a Safety Culture Survey of the Juanicipio Mine and implement recommendations	5%	7%
Environmental & Climate: Finalize and implement the Climate Action Roadmap consistent with MAG’s Climate Action Statement (November 2023) and the targets set for material climate topics that include: emissions reduction, water management and community engagement in our climate initiatives; Maintain ongoing progressive reclamation activities at our exploration sites.	5%	5%
Social: Conduct external human rights due diligence assessment to determine the actual and potential human rights impacts of our activities, including an assessment of the application of policies that address impediments to gender diversity in the workplace.	5%	5%
Governance: Develop the framework that incorporates climate risk factors into our decision-making, including Board oversight, and senior management’s accountability for managing climate and sustainability matters:	5%	5%
Platform:	30%	45%
Balance Sheet: Grow MAG's cash position to US$75 – $85 million by year end 2024. Secure access to financing to support the Company's growth strategy. Define a capital allocation white paper for 2025 and the following 5 years.	15%	18%
Production: Achieve cost and production guidance, while optimizing mining, processing and selling operations and influence the right-sizing of the Juanicipio G&A. In conjunction with Fresnillo, resolve the medium/long term Juanicipio tailing deposition issues.	15%	27%
Growth:	50%	39%
Juanicipio: Goal to replace resource depletion at Juanicipio. Develop and implement a plan for the exploration of new upwelling targets. Institute a KPI tracking and accountability process for operation performance at Juanicipio. Develop a SBP process and prepare a SBP for 2024-26. File updated technical report on the Juanicipio Mine.	25%	25%
Deer Trail: Continue to advance the environmental and social engagement with the community at Deer Trail to solidify transparent and supportive relationships. Achieve a discovery hole at Deer Trail.	10%	5%

MAG Silver Corp.	2025 Management Information Circular

CPO	Weighting	CPO Score Value
Larder: Achieve a discovery hole at Larder.	10%	8%
Growth: Develop and implement a growth strategy to elevate MAG to true producer status with additional source of free cash flow. Consider alternatives for value creation from the 44% interest in Juanicipio.	5%	3%
Total CPOs and Achievement	100%	108%

Equity-Based Incentives

Unlike our short-term incentive program that rewards our NEOs for performance against predetermined targets and objectives set for the most recently completed financial year, the equity-based incentives granted to NEOs under our Long-term Incentive Plan (“LTIP”) rewards our NEOs for future performance by incentivizing shareholder value creation. Our CHRC, working with its independent compensation advisor, reviews the LTIP program annually, including the long-term equity incentive target, and the appropriate unit mix and, where appropriate, performance measures. Importantly, the CHRC, from time to time, also tracks the ‘realizable value’ of outstanding equity-based incentives to monitor whether the value accruing to NEOs under the program is reflecting shareholders’ experience (both from a share price perspective and in relation to the achievement of strategic objectives) over the performance timeline of the awards.

The CHRC makes recommendations to the Board with respect to the amount (based on a percentage of base salary) and nature of the grants to be given to each participant. For 2024, the CHRC determined that awards for all Executives would comprise a mix of 50% PSUs, 25% RSUs and 25% Options, with RSUs and Options vesting ratably over three years. For PSUs granted to our NEOs in 2024, the CHRC determined that the performance conditions and vesting schedules (all measured over three-year performance periods) underlying the grants would be as follows:

Percentage of 2024 Grant	Performance Criteria	Vesting
30%	Relative Total Shareholder Return versus the Market Vectors Junior Gold Miners ETF (“GDXJ”)	•

The number of PSUs to vest is subject to a market price performance factor measured over a three-year performance period. The performance measurement in respect of PSUs has been set by the CHRC based on the relative Total Shareholder Return (“TSR”) performance of the Company at the end of the three-year performance period, as compared to the performance of the Market Vectors Junior Gold Miners ETF (“GDXJ”). The potential PSU vesting ranges from a minimum of 0% to a maximum of 200% of the initial PSU grant, based on the TSR performance comparison, adjusted for dividends, over the three-year performance period on a straight-line basis.

40%	Operations	•	Exploration Success: to be determined by the CHRC and Board at the end of the Performance Period.
30%	Strategy	•

Growth Success:

o     A transaction (excluding Goldstake) adding quality to the MAG portfolio.

o     Monetization of a property with accretive ROI.

o     Partnership transaction at Deer Trail or Larder accelerating progress and maintaining significant equity interest.

MAG Silver Corp.	2025 Management Information Circular

April 6, 2022 PSU Award Tracking

Vesting of the PSUs awarded on April 6, 2022 with a performance period ending April 6, 2025 was contingent upon seven conditions: (1) relative TSR performance of the Company at the end of the three-year performance period, as compared to the performance of the GDXJ (25% weighting); (2) hold at least 8 Juanicipio HSEC meetings (12.5% weighting); (3) a discovery at Cessantoni (15.0% weighting); (4) Deer Trail mineral resource calculation initiated (10.0% weighting); (5) throughput in tonnes per day (“tpd”) (12.5% weighting); (6) Sustainalytics Score (12.5% weighting); and (7) improvement in statistics relating to lost-time incidents and the lost-time incident frequency rate (12.5% weighting). At the end of the performance period, MAG’s share price had underperformed the total return of the GDXJ, and both the discovery at Cessantoni and the initiation of a mineral resource calculation at Deer Trail were not achieved in the prescribed timelines. The HSEC meetings at Juanicipio, target throughput and Sustainalytics score were all achieved at above-target levels, while the improvement in LTI and LTIFR achieved stretch levels of performance.

As a result of the assessed achievement versus the performance conditions underlying the April 2022 PSU grants, each component of the 2022 awards vested as follows:

•	Relative TSR component: 50% of target

•	Juanicipio HSEC Meetings: 125% of target

•	Discovery at Cessantoni: 0%

•	Deer Trail mineral resource calculation initiated: 0%

•	Target throughput per day: 125% of target

•	Sustainalytics score: 125% of target

•	Improvement in LTI and LTIFR: 200% of target

•	Overall Score: 84.38% of target

Performance Graph

The following graph compares the cumulative Shareholder return on a $100 investment in Common Shares of the Company to the cumulative Shareholder return for the S&P/TSX Composite Index and for the GDXJ Index, each for the five-year period ended December 31, 2024.

The S&P/TSX Composite Index provides investors with an indicator of market activity for Canadian equity markets and is the primary gauge for Canadian-based, TSX listed companies. The index is designed to offer the representation of a broad benchmark index and includes the securities of companies in a wide variety of industries and is not specific to the mining or silver industry. The GDXJ is an exchange traded fund (“ETF”) and is compiled of stocks from small and medium-capitalization companies in the gold and/or silver mining industry, more closely resembling the business of the Company. The Company therefore believes tracking its share price against the GDXJ is a more appropriate measure of the relative market performance of the Company.

MAG Silver Corp.	2025 Management Information Circular

	Initial Investment	2020	2021	2022	2023	2024
S&P/TSX Composite Index ($)	100	102	124	114	123	145
GDXJ ($)	100	126	97	88	91	112
MAG Silver ($)	100	170	129	138	90	127
NEO Total Reported Compensation ($) (1)	-	4,707,516	3,180,972	5,393,252	6,772,305	7,165,298
NEO Total Realized and Realizable Compensation ($) (2)	-	2,993,778	2,750,472	4,315,573(3)	4,985,909(3)	7,912,166
(1)	Reported total compensation (includes base salary, short-term incentives paid, and equity grants valued at ‘fair value’ as at date of grant).

(2) Realized and realizable total compensation (includes base salary, short-term incentives paid, actual realized value of awards as exercised, current performance tracking of outstanding PSUs and all outstanding equity incentives as at the closing share price of $19.53 on December 31, 2024.)

(3) Includes vesting of 2022 PSU grant at 84.4% in April 2025 and current tracking on 2023 PSU grant of 103.2%.

Executive Compensation Alignment with Shareholder Experience

To illustrate how the actual compensation received by the Company’s NEOs, versus the reported total compensation in the Summary Compensation Table, fluctuates with Shareholders’ experience, both reported and realized total compensation for the Company’s NEOs is overlaid on the performance chart above, allowing the reader to assess changes in NEO compensation, relative to Shareholder returns.

From January 1, 2020, to December 31, 2024, the share price of the Company increased by 27%, compared to an increase in the S&P/TSX Composite Index of 45% and an increase in the GDXJ Index of 12%. During this same five-year period, the reported, or target, total compensation of the Company’s NEOs has increased 43%; with much of this increase having to do with the realignment of the Company’s compensation programs to reflect its new producer status, versus its prior exploration focus. The realized and currently realizable compensation of the Company’s NEOs, however, increased by only 37% over the period.

MAG Silver Corp.	2025 Management Information Circular

The decrease in realized compensation versus reported compensation is due predominantly to the equity incentive component of NEOs’ compensation, which is heavily performance-oriented, requiring both growth in the Company’s share price and the achievement of numerous performance milestones in order for the target equity incentive value to be realized. Excluding the most recent year, where all awards made to the NEOs in March 2024 have experienced the same growth as shareholders through price appreciation, the executives on average have realized less than the reported compensation each prior year due to a combination of declining share price from the grant date of these incentives and certain PSU performance conditions not having been met, or only partially met.

Summary Compensation Table

The following table contains a summary of the compensation paid to the NEOs of the Company during the three most recently completed financial years:

NEO Name and Principal Position	Year	Salary ($)	Share-based awards(1) ($)	Option-based awards(2)(3) ($)	Non-Equity Incentive Plan compensation Annual incentive plans (4) ($)	All other compensation(5) ($)	Total compensation ($)
(a)	(b)	(c)	(d)	(e)	(f)	(h)	(i)
George Paspalas CEO	2024	697,000	914,810	304,938	773,670	15,780	2,706,198
	2023	670,000	879,375	293,125	705,175	Nil	2,547,675
	2022	640,000	719,989	240,557	555,200	Nil	2,155,746
Fausto Di Trapani CFO	2024	440,000	577,475	192,500	472,240	15,780	1,697,995
	2023	422,000	553,875	184,625	274,828	Nil	1,435,328
	2022(6)	266,667	512,981	821,498(6)	120,533	Nil	1,721,679
Jim Mallory CSO	2024	360,000	377,990	125,762	190,800	11,220	1,065,772
	2023	345,000	362,250	120,750	178,365	Nil	1,006,365
	2022	330,000	341,542	114,114	151,140	63,957(8)	1,000,753
Marc Turcotte CDO	2024	320,000	335,988	111,786	169,600	9,333	946,707
	2023	288,420	248,750	82,921	119,406	Nil	739,509
	2022	276,000	238,037	79,528	103,776	Nil	703,965
Gary Methven VP Tech Services	2024	301,600	226,188	75,253	164,372	11,310	778,723
	2023(7)	193,333	115,993	173,455	105,040	nil	587,823
(1)	Share based awards consist of RSUs and PSUs granted under the Company’s Equity Incentive Plans (as defined herein) as described above under Long-Term Compensation, with the grant date ‘fair value’ determined using the fair market value of the Common Shares on the date of grant. The share price on the date of grant is the best fair value estimate available for these grants.
(2)	The grant date ‘fair value’ of Options has been determined using the Black-Scholes-Merton model. This value is the same as the fair value established in accordance with IFRS and was determined using various assumptions including share price volatility on the grant date taking into account an expected life of the option of three years based on historical life expectancies, an assumption that no dividends are to be paid and a risk-free interest rate determined by the Bank of Canada. The Black-Scholes-Merton model is the industry standard and accordingly is useful for comparative purposes.
(3)	All Options are granted with an exercise price equal to the Market Price (as defined below) of the Company’s Common Shares on the date of grant. Accordingly, the above values shown for these Option grants reflect the theoretical fair value of the Options at the time of the grant (based on the Black-Scholes-Merton option pricing model noted in (2) above), and do not represent the in-the-money value at the time of grant (which would be NIL).
(4)	The dollar amounts under the Non-Equity Incentive Plan Compensation - Annual Incentive Plans column represent cash bonus earned for the noted fiscal period ended December 31, for non-Equity Incentive Plan compensation earned by the NEO in the same fiscal year.
(5)	All Other Compensation relates to employer contributions to the RRSP matching program, unless otherwise noted.
(6)	Mr. Di Trapani was appointed CFO effective May 20, 2022, and his salary and non-equity incentive for 2022 was prorated accordingly. Mr. Di Trapani was granted an LTIP award in line with the Company’s incentive program as well as 25,000 RSUs and 100,000 Options as an inducement to joining MAG. The RSUs vested on the first anniversary from grant being May 20, 2023, and the Options vest 1/3 on every anniversary from the date of grant.
(7)	Mr. Methven was appointed as Vice President, Technical Service on May 1, 2023. As such, his compensation for 2023 was prorated accordingly.
(8)	Paid to a company in which Mr. Mallory owns a 50% beneficial interest for services rendered in the spheres of stakeholder engagement, sustainability and corporate social responsibility.

MAG Silver Corp.	2025 Management Information Circular

The Company has calculated the “grant date fair value” amounts for Options in column (e) using the Black-Scholes-Merton model, a mathematical valuation model as described in note (2) above. Calculating the value of Options using this methodology is very different from a simple “in-the-money” value calculation. For example, Options that are well out-of-the-money, may still have had a significant “grant date fair value” based on a Black-Scholes-Merton valuation, especially where, as in the case of the Company, the price of the share underlying Option is highly volatile. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money Option value calculation. The value of the in-the-money Options currently held by each NEO as at the end of the current financial year, is set forth in column (e) of the Outstanding Option-Based Awards table below.

Disclosure Respecting Equity Compensation Arrangements

The Company currently has three equity compensation plans in place: the Option Plan, the Share Unit Plan and the DSU Plan (together, the “Equity Incentive Plans”).

Under the Option Plan, grants of Options are typically made upon the commencement of an executive’s employment with the Company. Additional grants may be made at the discretion of the Board based on the individual’s level in the Company, contribution to corporate performance and the overall competitiveness of the executive compensation package. The Board determines the exercise price of Options at the time of grant, provided that the exercise price may not be lower than the market price. The Board also has the discretion to determine the term of Options, which is not to exceed five years, and vesting provisions, which must not be less than over three years.

Within the Share Unit Plan, PSUs are designed to motivate and reward executives based on individual and corporate performance, while RSUs provide a measure of retention incentive for executives while still being linked to Shareholder value creation. PSUs vest in accordance with a performance period (typically three years). PSUs may, or may not, vest based on performance against pre-established targets or milestones set at the beginning of each performance period. The number actually vesting will be in a range of 0-200% for awards made in 2023 and later, based on the CHRC’s determination of actual performance against these pre-established targets and milestones. Unless specified otherwise at the time of grant, RSUs vest over three years.

The DSU Plan has been established to promote a greater alignment of long-term interests between participants and the Shareholders of the Company and to provide a compensation system for participants that, together with the other compensation mechanisms of the Company, is reflective of the responsibility, commitment and risk accompanying Board membership and the performance of the duties required of participants. The Board uses the DSUs issuable under the DSU Plan as part of the Company’s overall equity compensation plan. Since the value of DSUs increases or decreases with the price of the Common Shares, DSUs reflect a philosophy of aligning the interests of the participants with those of the Shareholders by directly tying compensation to share price performance.

The following table summarizes the key aspects of each plan.

MAG Silver Corp.	2025 Management Information Circular

Option Plan

Eligible Persons	Directors, employees and consultants
Share Reserve	Maximum number of Common Shares available for issuance from treasury pursuant to the Option Plan.

5% of issued and outstanding Common Shares at any time, provided that:

(a)       the number of Common Shares issued or issuable under all of the Company’s share compensation arrangements (excluding the DSU Plan), shall not exceed 5% on a non-diluted basis; and

(b)       the number of Common Shares issued or issuable under all share compensation arrangements (including the DSU Plan) shall not exceed 6% on a non-diluted basis

Additional Limits

The aggregate number of Common Shares issued to insiders within any one-year period, and issuable to insiders at any time under all share compensation arrangements of the Company, shall not exceed 10% of the issued and outstanding Common Shares on a non-diluted basis.

In addition, the equity award value (based on grant date fair value) of any grant of Options to non-employee directors under the Option Plan shall not exceed $100,000 to each non-employee director per year. At the discretion of the Board, non-employee directors may receive a grant of Options under the Option Plan upon such non-employee director’s first election or appointment to the Board provided that the equity award value (based on grant date fair value) in connection with such grant of Options may not, when combined with any Common Shares issuable to such non-employee director under any other share compensation arrangement, have an aggregate equity award value in excess of $150,000.

Exercise Price	Options may be granted from time to time by the CHRC at an exercise price equal to at least the Market Price (as defined in the Option Plan) of the Common Shares at the time the Option is granted.
Maximum Term of Options	Five years
Vesting	At the discretion of the CHRC, but typically a minimum of three years. The CHRC may elect, at any time, to accelerate the vesting schedule of one or more Options.
Full Payment for Shares

In lieu of paying the aggregate exercise price to purchase Common Shares, the CHRC may, in its sole and absolute discretion, permit an Option holder to elect to receive, without payment of cash or other consideration except as otherwise required by the Option Plan, upon surrender to the Company of the applicable portion of a then vested and exercisable Option, that number of Common Shares, disregarding fractions, equal to the number obtained by dividing (a) the difference between the Market Price of one Common Share, determined as of the date of delivery by the Option holder of a notice of exercise to the Company, and the exercise price for such Option, multiplied by the number of Common Shares in respect of which the Option would otherwise be exercised with payment of the aggregate exercise price, by (b) the Market Price of one Common Share determined as of the date of delivery of the notice of exercise.

Financial Assistance	None
Assignment

Each Option is personal to the holder of such Option and is non-assignable and non-transferable. No Option granted under the Option Plan may be pledged, hypothecated, charged, transferred, assigned or otherwise encumbered or disposed of by the Option holder, whether voluntarily or by operation of law, other than by testate succession, will or the laws of descent and distribution.

MAG Silver Corp.	2025 Management Information Circular

Termination Prior to Expiry

Each Option will expire and terminate immediately upon the holder thereof ceasing to be an Eligible Person except as otherwise provided in the Option Plan.

The Option Plan provides that where an employee whose employment terminates for any reason other than for cause, but including termination without cause and voluntary resignation, any exercisable Options will continue to be exercisable for a period of 90 days following the termination date, subject to the discretion of the CHRC to extend such period (provided that in no event may such period be extended beyond the expiration date of such Options).

In the event that an Option holder ceases to be an “Eligible Person” by reason of death or disability, such Option holder or his or her estate or legal representative, as the case may be, is entitled to exercise any Options that were vested and exercisable as of the date of death or the date such Option holder ceased to be an “Eligible Person” by reason of disability, as the case may be, for a period of 12 months after the date of death or the cessation date, as applicable, subject to the discretion of the CHRC to extend such period (but in no event beyond the expiration date of such Options).

Amendments not Requiring Shareholder Approval

Under the Option Plan, the CHRC will be entitled to make any amendments to the Option Plan that are not material. Some examples of amendments that would not be considered material, and which could therefore be made without Shareholder approval, include the following: (a) ensuring continuing compliance with applicable laws, regulations, requirements, rules or policies of any governmental authority or any stock exchange; (b) amendments of a “housekeeping” nature, which include amendments to eliminate any ambiguity or correct or supplement any provision contained in the Option Plan which may be incorrect or incompatible with any other provision thereof; (c) a change to provisions on transferability of Options for normal estate settlement purposes; (d) a change in the process by which an Option holder who wishes to exercise his or her Option can do so, including the required form of payment for the Common Shares being purchased, the form of exercise notice and the place where such payments and notices must be delivered; (e) changing the vesting and exercise provisions of the Option Plan or any Option in a manner which does not entail an extension beyond the originally scheduled expiry date for any applicable Option, including to provide for accelerated vesting and early exercise of any Options deemed necessary or advisable in the CHRC’s discretion; (f) changing the termination provisions of the Option Plan or any Option which does not entail an extension beyond the originally scheduled expiry date for that Option; (g) adding a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying Common Shares from the Option Plan reserve; and (h) adding a conditional exercise feature which would give the Option holders the ability to conditionally exercise in certain circumstances determined by the CHRC, at its discretion, at any time up to a date determined by the CHRC, at its discretion, all or a portion of those Options granted to such Option holders which are then vested and exercisable in accordance with their terms, as well as any unvested Options which the CHRC has determined shall be immediately vested and exercisable in such circumstances.

Amendments Requiring Shareholder Approval

Any material amendments to the Option Plan, or amendments to the Option Plan requiring the approval of the shareholders under applicable securities law or regulation, will require Shareholder approval. Some examples of material amendments that would require Shareholder approval include the following: (a) any amendment to the amending provisions of the Option Plan other than amendments made to ensure compliance with existing laws, regulations, rules or policies or amendments of a “housekeeping” nature; (b) any increase in the maximum percentage of Common Shares issuable by the Company under the Option Plan other than in accordance with the provision of the Option Plan that entitles the CHRC to make adjustments to give effect to certain adjustments made to the Common Shares in the event of certain capital reorganizations and other transactions; (c) any reduction in the exercise price (except in the event of certain corporate transactions, pursuant to the Option Plan’s adjustment provisions) or extension of the period during which an Option may be exercised; (d) any amendment to permit the re-pricing of Options; (e) the cancellation and reissue of any Options; (f) any amendments to remove or exceed the limitations on grants to insiders and non-employee directors set out in Section 5.8 of the Option Plan; and (g) any amendment that would permit Options to be transferred or assigned other than for normal estate settlement purposes.

MAG Silver Corp.	2025 Management Information Circular

Share Unit Plan

Eligible Participants	Directors, employees and consultants
Share Reserve	Maximum number of Common Shares available for issuance from treasury pursuant to the Share Unit Plan.

1.5% of the issued and outstanding Common Shares at any time, provided that:

(a)        the number of Common Shares issued or issuable under all of the Company’s share compensation arrangements (excluding the DSU Plan), shall not exceed 5% on a non-diluted basis; and

(b)       the number of Common Shares issued or issuable under all share compensation arrangements (including the DSU Plan) shall not exceed 6% on a non-diluted basis.

Additional Limits

The maximum number of Common Shares issuable to insiders pursuant to the Share Unit Plan, together with any Common Shares issuable pursuant to any other share compensation arrangement of the Company at any time, and the maximum number of Common Shares issued to insiders under the Share Unit Plan, together with any Common Shares issued to insiders pursuant to any other share compensation arrangement within any one year period, will not exceed 10% of the total number of outstanding Common Shares.

Dividends

On any payment date for dividends paid on Common Shares, a participant in the Share Unit Plan will be granted dividend equivalent RSUs or PSUs as of the record date for payment of dividends. The number of such additional RSUs and PSUs will be calculated based on the fair market value of a Common Share on the date that the dividend is paid.

Vesting

The vesting of RSUs is conditional upon the expiry of a time-based vesting period. The duration of the vesting period and other vesting terms applicable to the grant of the RSUs shall be determined at the time of the grant by the CHRC.

The vesting of PSUs is conditional upon the satisfaction of certain performance conditions, as set forth at the time of the grant of the PSU, which performance conditions can be any financial, personal, operational or transaction-based performance criteria as may be determined by the CHRC in accordance with the Share Unit Plan.

The CHRC may accelerate or waive any condition to the vesting of any grant under the Share Unit Plan.

Term

The expiry date of RSUs and PSUs will be determined by the CHRC at the time of grant, provided that where no expiry date is specified in a grant agreement for a grant, the expiry date of such grant shall be the fifth anniversary of the grant date.

Settlement	Common Shares, or in the event of a Change of Control (as defined in the Share Unit Plan) and at the discretion of the CHRC, cash or such other securities into which Common Shares are exchanged.

MAG Silver Corp.	2025 Management Information Circular

Assignment	RSUs and PSUs are not assignable or transferable other than by operation of law, except, if and on such terms as the Company may permit, to an individual who has been designated by a participant, in such form and manner as the CHRC may determine, to receive benefits payable under the Share Unit Plan upon the death of the participant, or, where no such designation is validly in effect at the time of death, the participant’s legal representative.
Termination Prior to Expiry

Subject to the terms of a participant’s written employment agreement with the Company or a MAG Entity (as defined in the Share Unit Plan) and the relevant grant agreement, in the event a Share Unit Plan participant’s services as an employee or consultant with the Company or a MAG Entity is terminated by the Company or a MAG Entity without cause, the participant voluntarily terminates his or her services, or the services are otherwise terminated as set forth in the Share Unit Plan, all RSUs or PSUs of such participant that are not then vested shall be forfeited unless otherwise determined by the CHRC.

If the participant’s employment is terminated by the Company or a MAG Entity without cause or the participant voluntarily terminates his or her employment, the participant shall be entitled to exercise Share Units that are vested on such participant’s date of termination for a period ending on the earlier of: (i) the expiry date of such vested share units; and (ii) 90 days following such date of termination. If the participant dies or experiences a disability while employed, the participant’s beneficiary shall be entitled to exercise share units that are vested on such participant’s date of termination or disability for a period ending on the earlier of: (i) the expiry date of such vested shares units; and (ii) 12 months following the participant’s date of death or disability, as applicable.

Subject to the terms of a person’s employment agreement and unless otherwise determined by the CHRC, if a participant’s services are terminated for cause, all RSUs and PSUs, whether or not vested, shall terminate and be forfeited.

Amendments

The Share Unit Plan and any grant of an RSU or PSU made pursuant to the Share Unit Plan may be amended, modified or terminated by the Board without approval of Shareholders, provided that no amendment to the Share Unit Plan or grants made pursuant to the Share Unit Plan may be made without the consent of a participant if it adversely alters or impairs the rights of the participant in respect of any grant previously granted to such participant under the Share Unit Plan (except that participant consent shall not be required where the amendment is required for purposes of compliance with applicable law).

In addition, the following amendments may not be made without Shareholder approval:

1.        An increase in the number of Common Shares reserved for issuance pursuant to the Share Unit Plan;

2.        Changes to the amendment provisions granting additional powers to the Board to amend the Share Unit Plan or entitlements thereunder;

3.        Changes to the insider participation limits;

4.        Any extension of the expiry date of any RSUs or PSUs;

5.        Any change to the categories of individuals eligible for grants of RSUs or PSUs where such change may broaden or increase the participation of insiders under the Share Unit Plan; or

6.        An amendment that would permit RSUs or PSUs to be transferable or assignable other than for normal estate settlement purposes.

For greater certainty and without limiting the foregoing, Shareholder approval shall not be required for the following amendments and the Board may make the following changes without Shareholder approval, subject to any regulatory approvals, including, where required, the approval of the TSX or other applicable stock exchange:

1.        Amendments of a “housekeeping” nature;

2.        A change to the vesting provisions of any grants;

3.        A change to the termination provisions of any grant that does not entail an extension beyond the original term of the grant; or

4.        Amendments to the provisions relating to a Change of Control.

MAG Silver Corp.	2025 Management Information Circular

DSU Plan

Eligible Participants	Non-employee directors
Share Reserve	Maximum number of Common Shares available for issuance from treasury pursuant to the DSU Plan.

1% of the issued and outstanding Common Shares at any time, provided that the number of Common Shares issued or issuable under all share compensation arrangements (including the DSU Plan) shall not exceed 6% of the issued and outstanding Common Shares on a non-diluted basis.

Additional Limits

Excluding any DSUs granted to a participant under an election to receive DSUs in lieu of Annual Cash Remuneration (as defined in the DSU Plan), the aggregate equity award value (based on grant date fair value) of any grants of DSUs that are eligible to be settled in Common Shares, in combination with the aggregate equity award value (based on grant date fair value) of any grants under any other share compensation arrangement, that may be made to a participant for a year shall not exceed $150,000.

The maximum number of Common Shares issuable to insiders pursuant to the DSU Plan, together with any Common Shares issuable pursuant to any other share compensation arrangements (which includes the Share Unit Plan and the Option Plan), and the maximum number of Common Shares issued to insiders under the DSU Plan together with any Common Shares issued to insiders pursuant to any other share compensation arrangements within any one year period, will not exceed 10% of the issued and outstanding Common Shares.

At the discretion of the Board, a participant may receive a grant of DSUs under the DSU Plan upon such participant’s first election or appointment to the Board, provided that, where such DSUs may be settled in Common Shares, the equity award value (based on grant date fair value) of such grant of DSUs, in combination with the equity award value (based on grant date fair value) of any grant made to such a participant in respect of his or her first election or appointment to the Board under any other share compensation arrangement cannot exceed $150,000.

Grants

Subject to the limits set forth above, the Board may award such number of DSUs to a participant under the DSU Plan as the Board deems advisable to provide the participant with appropriate equity-based compensation for the services he or she renders to the Company.

Vesting

DSUs credited to a participant’s account whereby the participant has elected to receive DSUs will be fully vested upon being credited to a participant’s account and the participant’s entitlement to payment of such DSUs at such participant’s termination date shall not thereafter be subject to satisfaction of any requirements to any minimum period of membership on the Board.

DSUs credited to a participant’s account whereby the Board awards such number of DSUs to a participant as the Board deems advisable to provide the participant with appropriate equity-based compensation for the services rendered or at the discretion of the Board will vest in accordance with such terms and conditions as may be determined by the Board.

Dividends

On any payment date for dividends paid on Common Shares, a participant shall be credited with dividend equivalents in respect of DSUs credited to the participant’s account as of the record date for payment of dividends. Such dividend equivalents shall be converted into additional DSUs (including fractional DSUs) based on the Fair Market Value (as defined in the DSU Plan) as of the date on which the dividends on the Common Shares are paid.

MAG Silver Corp.	2025 Management Information Circular

Redemption

Generally, a participant in the DSU Plan who is not a US taxpayer may elect, by filing a notice with the Secretary of the Company, up to four dates (each an “Entitlement Date”): following the date of his or her death or retirement from, or loss of office with the Company or a corporation related to the Company for purpose of the Income Tax Act (Canada) (the “Termination Date”) as of which the DSUs credited to such participant shall be redeemed. A participant’s elected Entitlement Date(s) shall not be before the participant’s Termination Date, or later than December 15 of the calendar year following the year in which his or her Termination Date occurs. Where a participant is eligible to file one or more election notices to redeem his or her DSUs but fails to do so, such participant’s Entitlement Date shall be deemed to be December 15 of the calendar year following the year in which his or her Termination Date occurs.

Notwithstanding anything contrary in the DSU Plan, the Entitlement Date of a US taxpayer shall be the first trading day of the Common Shares that is more than six months after the participant’s Termination Date and all DSUs credited to such US taxpayer’s DSU account on such date shall be redeemed and settled in accordance with the DSU Plan within 90 days following such Entitlement Date.

All Common Shares issuable and any payments under the DSU Plan to, or in respect of, a participant who is not a US taxpayer shall be issued or paid, as applicable, on or before December 31 of the calendar year commencing immediately after the participant’s termination.

In the event of a participant’s death, Common Shares shall become issuable and/or amounts payable in respect of any and all DSUs then credited to the participant's account as soon as reasonably practicable after the participant's date of death and such date of death shall be deemed to be the sole Entitlement Date with respect to the participant; provided that, solely with respect to a deceased US taxpayer, in no event shall such Common Shares be issued or any payment made later than December 31 of the calendar year in which the death occurs, or if later, the 15th day of the third month following the participant's date of death.

Settlement	Cash, Common Shares or a combination thereof as provided in the DSU Plan
Assignment

DSUs are not assignable or transferable other than by operation of law. Subject to the requirements of applicable law, a participant may designate in writing one or more persons to receive benefits payable under the DSU Plan upon the death of such participant, or, where no such designation is validly in effect at the time of death, the participant’s legal representative.

Amendments

The Board may without Shareholder approval, amend, suspend or cancel the DSU Plan or DSUs granted thereunder as it deems necessary or appropriate, provided that: (a) any approvals required under applicable law or the rules and policies of the TSX are obtained; (b) Shareholder approval will be sought where the proposed addition or amendment results in: (i) an increase in the maximum number of Common Shares issuable from treasury under the DSU Plan; (ii) a change in the definition of Fair Market Value which would result in an increase in the value of DSUs redeemed under the DSU Plan; (iii) a change in the term of any DSUs; (iv) an amendment to the amending provisions of the DSU Plan so as to increase the Board’s ability to amend the DSU Plan without Shareholder approval; (v) a reduction in the fair market value in respect of any DSUs benefitting a participant; (vi) any change to the categories of individuals eligible to be selected for grants of DSUs where such change may broaden or increase the participation of insiders under the DSU Plan; (vii) any amendment to remove or exceed the insider participation limits; or (viii) an amendment that would permit DSUs to be transferrable or assignable other than for normal estate settlement purposes; and (c) no such amendment shall, without the consent of the participant or unless required by law, adversely affect the rights of a participant with respect to any amount in respect of which a participant has then elected to receive DSUs or DSUs which the participant has then been granted under the DSU Plan.

Notwithstanding the foregoing, any amendment of the DSU Plan shall be such that the DSU Plan continuously meets the requirements of paragraph 6801(d) of the regulations under the Income Tax Act (Canada) or any successor to such provision and the requirements of Section 409A of the U.S. Internal Revenue Code of 1986, as may apply to eligible participants under the DSU Plan who are US taxpayers.

MAG Silver Corp.	2025 Management Information Circular

Incentive Plan Awards

Outstanding Option-Based and Share-Based Awards

The following table sets out, for each NEO, the Option-based and share-based awards outstanding as at December 31, 2024, and their market value as of the same date.

•	Option-based award value is calculated based on the difference between the market value of the securities underlying the instruments as at December 31, 2024, and the exercise price of the Option.
•	Share-based award value is calculated based on the closing market price of a Company share on December 31, 2024.
•	The closing price of the Company’s shares on the TSX on December 31, 2024, was $19.53.
	Option-based Awards				Share-based Awards(5)
Name	Number of securities underlying unexercised Options (#)	Option exercise price ($)	Option expiration date (m/d/year)	Value of unexercised in-the-money Options ($)	Number of shares or units of shares that have not vested(7) (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
George Paspalas	46,353(1)	21.57	12/8/2025	Nil	141,353	2,760,618	797,241
	28,037(2)	20.20	4/6/2027	Nil
	43,490(3)	16.43	3/30/2028	134,819
	57,319(4)	14.64	4/2/2029	280,290
Fausto Di Trapani	100,000(5)	17.02	5/19/2027	251,000	80,871	1,579,411	63,323
	9,191(2)	21.29	4/6/2027	Nil
	27,392(3)	16.43	3/30/2028	84,915
	36,184(4)	14.64	4/2/2029	176,940
Jim Mallory	50,000(1)	21.26	12/1/2026	Nil	59,792	1,167,738	97,298
	13,300(2)	20.20	4/6/2027	Nil
	17,915(3)	16.43	3/30/2028	55,537
	23,684(4)	14.64	4/2/2029	115,815
Marc Turcotte	38,541(1)	21.57	12/8/2025	Nil	46,246	903,184	Nil
	9,269(2)	20.20	4/6/2027	Nil
	12,302(3)	16.43	3/30/2028	38,136
	21,052(4)	14.64	4/2/2029	102,944
Gary Methven	13,334(3)	16.43	3/30/2028	41,335	21,858	426,887	15,644
	6,021(6)	16.09	3/30/2028	20,712
	14,172(4)	14.64	4/2/2029	69,301

(1)	Options are fully vested as at December 31, 2024.
(2)	Options are 2/3 vested as at December 31, 2024. Remaining options vested 1/3 on April 6, 2025.

(3) Options are 1/3 vested as at December 31, 2024. Remaining options vested 1/3 on March 30, 2025, and 1/3 will vest on March 30, 2026.

(4)	Options are unvested as at December 31, 2024.
(5)	Options are 2/3 vested as at December 31, 2024. Remaining options will vest 1/3 on May 19, 2025.

(6) Options are 1/3 vested as at December 31, 2024. Remaining options will vest 1/3 on May 16, 2025, and 1/3 on May 16, 2026.

(7)	Share-based awards to NEOs in table above include RSUs, PSUs and prior to 2017, DSUs in the case of the CEO. PSUs vest three years from date of grant, and a portion of the number of PSUs to vest is subject to a Market Price performance factor measured over a three-year performance period from grant date, resulting in a possible PSU vesting range from 0% to 200%. For the calculations above, an assumption of 100% PSU to be vested has been used.

MAG Silver Corp.	2025 Management Information Circular

Value Vested or Earned During the Year

The following table sets forth, for each NEO, the value of all incentive plan awards vested or earned during the year ended December 31, 2024. The value of the Option-based awards vested during the year in the table below is the difference between the closing price of a Common Share of the Company on the TSX on the 2024 vesting date and the exercise price of the Option. The value of the share unit-based awards vested during the year in the table below is the closing price of a Common Share of the Company on the TSX on the 2024 vesting date. The non-Equity Incentive Plan compensation earned during the year in the table below represents the NEOs 2024 annual short-term incentive.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-Equity Incentive Plan compensation – Value earned during the year ($)
George Paspalas	Nil	99,178	773,670
Fausto Di Trapani	73,489	57,331	472,240
Jim Mallory	9,000	48,423	190,800
Marc Turcotte	Nil	35,975	169,600
Gary Methven	3,552	11,446	164,372

Annual Burn Rate of the Equity Compensation Plans

The following table sets forth the total number of Option, RSU, PSU and DSU awards intended for or granted in each of the past three years (to all NEOs, directors and all other Equity Incentive Plan participants combined), and the potential dilutive effect of such awards assuming that each is settled in Common Shares of the Company:

Fiscal Year	Weighted Average Common Shares Outstanding for the year ended December 31	Option Plan		Share Unit Plan - RSUs		Share Unit Plan – PSUs (1x)		DSU Plan
		# Granted	% of Common Shares Outstanding (1)	# Granted	% of Common Shares Outstanding (1)	# Granted	% of Common Shares Outstanding (1)	# Granted (2)	% of Common Shares Outstanding (1)
2024	103,357,295	273,507	0.26	94,842	0.09	137,191(3)	0.13	81,173	0.08
2023	102,486,986	236,928	0.23	56,425	0.06	156,861(3)	0.15	78,474	0.08
2022	98,420,906	230,089	0.23	84,644	0.09	87,375(4)	0.09	37,037	0.04
3-year Average	101,421,729	246,841	0.24	78,637	0.08	127,142	0.12	65,561	0.06

(1) The burn rate for a given year is calculated by dividing the number of Options, share unit awards or DSUs granted during the year or for the period, by the weighted average number of Common Shares outstanding during the year or for the period.

(2) DSUs granted include DSUs granted in lieu of retainer for those directors that so elected under the Company’s DSU Plan.

(3) The number PSUs to vest is subject to performance factors, resulting in a PSU vesting distribution range from 0% to 200% for PSUs granted in 2023 and 2024. The above table assumes vesting at 1x target.

(4) The number PSUs to vest is subject to performance factors, resulting in a PSU vesting distribution range from 50% to 200% for PSUs granted in 2022. The above table assumes vesting at 1x target.

MAG Silver Corp.	2025 Management Information Circular

The total annual burn rate of all the combined equity awards granted in each year 2024, 2023 and 2022 is:

•	assuming PSUs vest at the 0.5 times multiple: 0.50%. 0.44%, and 0.40%, respectively;

•	assuming PSUs vest at the 1 times multiple: 0.57%, 0.52%, and 0.45%, respectively;

•	assuming PSUs vest at the 1.5 times multiple: 0.63%, 0.59%, and 0.49%, respectively; and

•	assuming PSUs vest at the 2 times multiple: 0.70%, 0.67%, and 0.53%, respectively.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY INCENTIVE PLANS

Equity Compensation Plan Information

The following table provides information regarding the number of securities authorized for issuance under the Option Plan, Share Unit Plan, and DSU Plan as at the end of the Company’s most recently completed financial year ended December 31, 2024, at which time there were 103,357,295 shares issued and outstanding:

Plan Category	Number of securities to be issued upon exercise of outstanding units (a)	Weighted-average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	2,118,115 (2.03%)	$17.91	4,108,321 (1) (3.97%)
Equity compensation plans not approved by security holders	Nil (-%)	n/a	Nil (-%)
Total	2,118,115 (2.03%)	$17.91	4,108,321 (1) (3.97%)

(1) As at December 31, 2024, there were 1,511,211 share-based awards available for grant under these combined share compensation arrangements. The maximum number of Common Shares that may be issuable under the three combined plans is set at 6% of the number of issued and outstanding Common Shares on a non-diluted basis, and within that limit, shares issuable under the Option Plan and Share Unit Plan may not exceed 5% combined, with the Share Unit Plan limited to 1.5%. The DSU Plan may not exceed 1.0% of the number of issued and outstanding Common Shares on a non-diluted basis.

Termination and Change of Control Benefits

Written employment agreements are in place between the Company and each of the NEOs and have been updated as of January 1, 2025 and the details of the updated agreements outlined below.

The employment agreements prescribe the terms of employment for each of Messrs. Paspalas, Di Trapani, Mallory, Turcotte and Methven and, amongst other things, set out their base salary and eligibility for incentive-based awards (annual discretionary bonus and annual equity incentive grants).

For purposes of the following employment agreements, a “Change of Control” includes the acquisition by a person of 50% or more of the Common Shares of the Company; certain transactions (e.g., reorganization, merger, amalgamation, plan of arrangement, consolidation or sale of all or substantially all of the Company’s assets) that result in a person owning more than 50% of the Common Shares of the Company or the reorganized entity; a Shareholder approved liquidation or dissolution of the Company; and the individuals comprising the Board ceasing to constitute at least a majority of the Company’s Board (provided, however, that any subsequent directors whose election is approved by a vote of at least two-thirds of the directors then comprising the incumbent Board shall be considered as though such individuals were members of the incumbent Board unless assumptions of office occurred as a result of a proxy contest).

MAG Silver Corp.	2025 Management Information Circular

These employment agreements may be terminated by the Company at any time. Under the terms of these agreements, the NEOs are provided with specific payments in the event of termination as follows:

Mr. George Paspalas:

Termination for Cause: The Company is not required to make any additional payments.

Termination without Cause: The Company is required to pay an amount equal to two times the sum of annual base salary, and an amount equal to two times the sum of Mr. Paspalas’ target bonus for the year in which the termination occurs.

Change of Control: In the event that Mr. Paspalas’ employment agreement is terminated without Cause within six months of a Change of Control, the Company is required to pay an amount equal to two times the sum of annual base salary, and an amount equal to two times the sum of his target bonus for the year in which the termination occurs. Any outstanding Options, rights or other entitlements for the purchase or acquisition of securities become fully vested on the date of termination and any unexercised portion of such Options or other securities will be exercisable for 90 days.

Mr. Fausto Di Trapani:

Termination for Cause: The Company is not required to make any additional payments.

Termination without Cause: The Company is required to pay an amount equal to one year’s base salary, plus an additional one month for each full year of service, to a maximum of 18 months total, plus a prorated bonus at target for the year in which termination occurs.

Change of Control: In the event that Mr. Di Trapani’s employment agreement is terminated without Cause within 12 months of a Change of Control, the Company is required to pay an amount equal to one and a half times the sum of annual base salary, and an amount equal to the bonus paid in the previous year or in the event that no previous bonus was paid, an amount equal to the target bonus. Any outstanding Options, rights or other entitlements for the purchase or acquisition of securities become immediately fully vested on the date of termination and any unexercised portion of such Options or other securities will be exercisable for 90 days.

Mr. Jim Mallory:

Termination for Cause: The Company is not required to make any additional payments.

Termination without Cause: The Company is required to pay an amount equal to one year’s base salary, plus an additional one month for each full year of service, to a maximum of 18 months total, plus a prorated bonus at target for the year in which termination occurs.

Change of Control: In the event that Mr. Mallory’s employment agreement is terminated without Cause within 12 months of a Change of Control, the Company is required to pay an amount equal to the sum of his annual base salary in affect for that fiscal year, plus the annual bonus paid to him for the previously completed fiscal year. Any outstanding Options, rights or other entitlements for the purchase or acquisition of securities become immediately fully vested on the date of termination and any unexercised portion of such Options or other securities will be exercisable for 90 days.

Mr. Marc Turcotte:

Termination for Cause: The Company is not required to make any additional payments.

MAG Silver Corp.	2025 Management Information Circular

Termination without Cause: The Company is required to pay an amount equal to nine months’ base salary, plus an additional one month for each full year of service, to a maximum of 18 months total, plus a prorated bonus at target for the year in which termination occurs.

Change of Control: In the event that Mr. Turcotte’s employment agreement is terminated without Cause within six months of a Change of Control, the Company is required to pay an amount equal to two times the sum of annual base salary, and an amount equal to two times the sum of his target bonus for the year in which the termination occurs. Any outstanding Options, rights or other entitlements for the purchase or acquisition of securities become fully vested on the date of termination and any unexercised portion of such Options or other securities will be exercisable for 90 days.

Mr. Gary Methven:

Termination for Cause: The Company is not required to make any additional payments.

Termination without Cause: The Company is required to pay an amount equal to nine months’ base salary, plus an additional one month for each full year of service, to a maximum of 12 months total, plus a prorated bonus at target for the year in which termination occurs.

Change of Control: In the event that Mr. Methven employment agreement is terminated without Cause within 12 months of a Change of Control, the Company is required to pay an amount equal to one times the sum of annual base salary, and an amount equal to the target bonus. Any outstanding Options, rights or other entitlements for the purchase or acquisition of securities become immediately fully vested on the date of termination and any unexercised portion of such Options or other securities will be exercisable for 90 days.

An estimate of the amount of these payments, assuming that the triggering event giving rise to such payments occurred on December 31, 2024, is set out in the table below and is more fully described in the section that follows. Note that these calculations are based on the January 1, 2025 employment agreements outlined above.

NEO	Resignation or Retirement		Termination Without Cause	Change of Control
	($)		($)	($)
George Paspalas	Salary	N/A	1,394,000	1,394,000
	Annual Incentive Plan	N/A	1,394,000	1,394,000
	Share-based Awards	N/A	Nil	3,539,617
	Option-based Awards	N/A	Nil	370,171
Fausto Di Trapani	Salary	N/A	550,000	660,000
	Annual Incentive Plan	N/A	330,000(1)	330,000
	Share-based Awards	N/A	Nil	1,579,430
	Option-based Awards	N/A	Nil	317,220
Jim Mallory	Salary	N/A	450,000	360,000
	Annual Incentive Plan	N/A	180,000(1)	180,000
	Share-based Awards	N/A	Nil	1,167,757
	Option-based Awards	N/A	Nil	152,841
Marc Turcotte	Salary	N/A	480,000	640,000
	Annual Incentive Plan	N/A	160,000(1)	320,000
	Share-based Awards	N/A	Nil	903,204
	Option-based Awards	N/A	Nil	128,370
Gary Methven	Salary	N/A	301,600	301,600
	Annual Incentive Plan	N/A	120,640(1)	120,640
	Share-based Awards	N/A	Nil	426,887
	Option-based Awards	N/A	Nil	103,780

(1) For Messrs. Di Trapani, Mallory, Turcotte and Methven, in the event of termination without Cause, the bonus paid will be prorated at target for the period of employment in that year. For the purposes of this table, the values are shown at target for the full year.

MAG Silver Corp.	2025 Management Information Circular

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND OTHERS

No current or former executive officer, director or employee of the Company or any of its subsidiaries, or any proposed nominee for election as a director of the Company, or any associate or affiliate of any such executive officer, director, employee or proposed nominee, is or has been indebted to the Company or any of its subsidiaries, or to any other entity that was provided a guarantee, support agreement, letter of credit or other similar arrangement by the Company or any of its subsidiaries in connection with the indebtedness, at any time since the beginning of the most recently completed financial year of the Company.

MANAGEMENT CONTRACTS

Management functions of the Company or any of its subsidiaries are not, to any substantial degree, performed by a person other than the directors or executive officers of the Company or its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth in this Information Circular, no informed person of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any such informed person or proposed nominee has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction that, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No person who has been a director or executive officer of the Company at any time since the beginning of the Company’s most recently completed financial year, no proposed nominee for election as a director of the Company and no associate or affiliate of any of such persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than the election of directors, and except for any interest arising from the ownership of shares of the Company where the Shareholder will receive no extra or special benefit or advantage not shared on a pro rata basis by all Shareholders in the capital of the Company.

ADDITIONAL INFORMATION

A copy of this Information Circular has been sent to each director of the Company, each Shareholder entitled to receive notice of, and to vote at, the Meeting and to the auditors of the Company.

Additional information relating to the Company and its business activities is available under the Company’s profile on the SEDAR+ website at https://www.sedarplus.ca/.

MAG Silver Corp.	2025 Management Information Circular

The Company’s financial information is provided in the Company’s audited consolidated financial statements and related management’s discussion and analysis for its most recently completed financial year. The Company’s audited consolidated financial statements for the period ended December 31, 2024, and related management’s discussion and analysis may be viewed on the SEDAR+ website noted above. To request copies of the Company’s audited consolidated financial statements and related management discussion and analysis, please contact the Company at Suite 801 – 815 West Hastings Street, Vancouver, British Columbia V6C 1B4, telephone (604) 630-1399, facsimile (604) 681-0894, e-mail info@magsilver.com.

MAG Silver Corp.	2025 Management Information Circular

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this Information Circular have been approved, and the delivery of it to each Shareholder of the Company entitled thereto, to the Company’s auditors and to the appropriate regulatory agencies has been authorized by the Board.

DATED as of the 1st day of May 2025.

BY ORDER OF THE BOARD OF DIRECTORS OF

MAG Silver Corp.
“George Paspalas”
George Paspalas President, Chief Executive Officer & Director

MAG Silver Corp.	2025 Management Information Circular

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MAG Silver Corp.	2025 Management Information Circular

EXHIBIT A – BOARD MANDATE

BOARD OF DIRECTORS MANDATE

1.	PURPOSE

The members of the Board of Directors (the “Board”) are responsible for supervising the management of the business and affairs of MAG Silver Corp. (the “Company”). The Board, directly and through its committees and the chair of the Board (the “Chair”), shall provide direction to senior management, generally through the Chief Executive Officer (“CEO”), to pursue the best interests of the Company.

2.	MEMBERSHIP

2.1.	Number of Members

Subject to compliance with applicable law, the Company’s constating documents, and any agreements or other arrangements concerning the size of the Board, the Board shall be comprised of such number of members as determined by the Board from time to time.

2.2.	Independence of Members

A majority of the members of the Board shall be independent within the meaning of the provisions of National Instrument 58-101 – Disclosure of Corporate Governance Practices and National Instrument 52-110 – Audit Committees, as may be amended from time to time.

2.3.	Term of Members

At each annual meeting of the Company’s shareholders, the Board must permit shareholders to vote on the election of all members of the Board. Each member of the Board shall serve until the member resigns, ceases to be qualified for service as a member of the Board or is removed in compliance with applicable law.

2.4.	Chair of the Board

Subject to compliance with any agreements or other arrangements concerning such matter, the members of the Board shall designate a Chair by majority vote of the full Board membership, following consideration of the recommendation of the Governance and Nomination Committee.

The Chair shall be an independent member of the Board.

In the absence of the Chair, the members of the Board present may appoint a chair from their number for such meeting.

2.5.	General

Each director must have an understanding of the Company’s principal operational and financial objectives, plans and strategies, and financial position and performance. Each director is expected to attend all meetings of the Board and any Board committee of which he or she is a member. Directors are expected to have read and considered, in advance of each meeting, the materials sent to them and to actively participate in the meetings.

MAG Silver Corp.	2025 Management Information Circular

Directors must have sufficient time to carry out their duties and not assume responsibilities that would materially interfere with, or be incompatible with, Board membership. Directors who experience a significant change in their personal circumstances, including a change in their principal occupation, are expected to advise the Chair.

Directors may serve on the boards of other public issuers so long as these commitments do not materially interfere and are compatible with their ability to fulfill their duties as a member of the Board. Directors must advise the Chair in advance of accepting an invitation to serve on the board of another public issuer.

3.	MEETINGS

3.1.	Number of Meetings

The Board shall meet as often as the Board considers appropriate to fulfill its responsibilities, but in any event no less than once per fiscal quarter.

3.2.	Quorum

No business may be transacted by the Board at a meeting unless a quorum of the Board is present, as specified in the Company’s Articles.

3.3.	Secretary and Minutes

The Corporate Secretary, his or her designate, or any other person the Board requests shall act as secretary of Board meetings. Minutes of Board meetings shall be recorded and maintained in sufficient detail to convey the substance of all discussions held and shall be, on a timely basis, subsequently presented to the Board for approval.

3.4.	Attendance of Non-Members

The Board may invite to a meeting any officers or employees of the Company, legal counsel, advisors and other persons whose attendance it considers necessary or desirable in order to carry out its responsibilities.

3.5.	Meetings of Independent Directors

The independent directors shall regularly hold an in-camera session, at which management and non-independent directors are not present, and the agenda for each Board meeting will afford an opportunity for such a session. The independent directors may also, at their discretion, hold ad hoc meetings that are not attended by management and non-independent directors.

3.6.	Access to Management and Books and Records

The Board shall have free and unrestricted access at all times, either directly or through its duly appointed representatives, to the Company’s management and employees and the books and records of the Company.

3.7.	Property Site Visits

To the extent practicable, directors shall endeavour to visit at least one of the Company’s properties on an annual basis.

4.	RESPONSIBILITIES

The Board shall have the specific functions and responsibilities outlined below and may, subject to compliance with application law, delegate such functions and responsibilities to a committee of the Board. In addition to these responsibilities, the Board shall perform the functions and responsibilities required of a Board by the Company’s governing corporate statute, applicable Canadian securities laws, any exchange upon which securities of the Company are listed, or any governmental or regulatory body exercising authority over the Company, as are in effect from time to time or as the Board otherwise considers necessary or appropriate.

MAG Silver Corp.	2025 Management Information Circular

4.1.	Strategy and Plans

(a)	Strategy

On an annual basis, the Board shall review and approve, with or without modification, the Company’s three- to five-year strategy, as prepared by management. In discharging this responsibility, the Board shall review the strategy in light of emerging trends, the competitive environment, the capital markets, the significant business practices and products, the opportunities and risks for the businesses of the Company, including climate change, cybersecurity and artificial intelligence (“AI”), and industry practices.

(b)	Strategy Monitoring

The Board shall periodically review management’s implementation of the Company’s strategy, and review and approve any material amendments to, or variances from, such strategy.

(c)	Budget and Authorization for Expenditures

On an annual basis, the Board shall review and approve, with or without modification, an annual capital and operating budget for the Company, as well as any policies and processes prepared by management relating to the authorization of major investments and significant allocations of capital. In addition, the Board shall review and approve additional significant capital expenditures outside of the annual budget process when required.

4.2.	Risk Management

(a)	General

At least annually, the Board shall review reports provided by management and by each of the committees of the Board on the principal risks associated with the Company’s business and operations (including, but not limited to, climate change, cybersecurity and AI-related risks), review the implementation by management of appropriate systems to identify, assess, manage and mitigate these risks, and review reports by management relating to the operation of, and any material deficiencies in, these systems.

(b)	Verification of Controls

The Board shall confirm that appropriate internal, financial, non-financial and business control and management information systems have been established, and are being maintained, by management.

(c)	ESG

The Board shall provide oversight of material environmental, social and governance matters such that the Company is mitigating potential risks and capitalizing on appropriate opportunities.

4.3.	Financial-Related Matters

(a)	Approval of Annual Financial Reports

The Board shall review the annual audited financial statements of the Company, the auditors’ report thereon and the related management’s discussion and analysis of the Company’s financial condition and financial performance (MD&A), as well as the Audit Committee’s recommendations in respect of the approval thereof. After completing its review, the Board shall approve, with or without modification, the annual financial statements and the related MD&A.

(b)	Approval of Interim Financial Reports

The Board shall review the interim financial statements of the Company, the auditors’ review report thereon, if any, and the related MD&A, as well as the Audit Committee’s recommendations in respect of the approval thereof. After completing its review, the Board shall approve, with or without modification, the interim financial statements and the related MD&A.

MAG Silver Corp.	2025 Management Information Circular

(c)	Nomination

The Board shall: (i) review the recommendations of the Audit Committee concerning the external auditors to be nominated; and (ii) approve, with or without modification, the nomination of the external auditors.

4.4.	Human Resource Management

(a)	CEO

The Board shall: (i) review the recommendations of the Compensation and Human Resources Committee concerning the appointment and other material terms of employment (including compensation, any severance arrangements or plans and any benefits to be provided in connection with a change in control) for the CEO, including the adoption, amendment and termination of such agreements, arrangements or plans; and (ii) approve, with or without modification, such appointment and terms of employment.

On an annual basis, the Board shall: (i) review and approve, with or without modification, the recommendations of the Compensation and Human Resources Committee concerning the corporate and individual goals and objectives relevant to the compensation of the CEO; (ii) monitor and review the CEO’s performance against such goals and objectives; and (iii) set minimum share ownership rules for the CEO.

(b)	Senior Executives

The Board shall: (i) review the recommendations of the Compensation and Human Resources Committee concerning the appointment and other material terms of employment (including compensation, any severance arrangements or plans and any benefits to be provided in connection with a change in control) for the Chief Financial Officer (“CFO”) and other “Named Executive Officers” of the Company (as such term is defined in Form 51-102F6 – Statement of Executive Compensation) (the CFO and other Named Executive Officers, excluding the CEO, are collectively referred to herein as the “Senior Executives”), and for the Corporate Secretary, including the adoption, amendment and termination of such agreements, arrangements or plans; (ii) approve, with or without modification, such appointment and terms of employment; and (iii) adopt and enforce minimum share ownership rules for the Senior Executives.

On an annual basis, the Board shall review and approve, with or without modification, the recommendations of the Compensation and Human Resources Committee concerning the corporate and individual goals and objectives relevant to the compensation of the Senior Executives.

(c)	Succession Review

At least annually, the Board shall review the succession plans of the Company for the Chair. The Board shall also periodically review any recommendations of the Compensation and Human Resources Committee with respect to succession planning matters concerning the CEO and Senior Executives, as well as general executive development programs. These reviews shall include consideration of the objectives of the Company’s Diversity, Equity and Inclusion Policy.

(d)	Integrity of the CEO and Senior Executives

The Board shall, to the extent feasible, satisfy itself as to the integrity of the CEO and the Senior Executives and that the CEO and the Senior Executives strive to create a culture of integrity throughout the Company.

(e)	Director Remuneration

The Board shall review and approve, with or without modification, the recommendations of the Compensation and Human Resources Committee concerning the remuneration (fees and/or retainer) to be paid to, and the benefits to be provided, to members of the Board in connection with the discharge of their responsibilities.

(f)	Equity-Based Compensation Plans

The Board shall review and approve, with or without modification, the recommendations of the Compensation and Human Resources Committee concerning the adoption or amendment of equity-based compensation plans of the Company.

MAG Silver Corp.	2025 Management Information Circular

4.5.	Nomination Matters

(a)	General

The Board shall periodically review reports of the Governance and Nomination Committee concerning nomination matters.

(b)	Nominee Identification

The Board shall review the recommendations of the Governance and Nomination Committee concerning the potential nominees for election or appointment to the Board and, after considering: (i) the results of the Board and director effectiveness evaluation process; (ii) the competencies, skills and other qualities that the Governance and Nomination Committee considers to be necessary for the Board as a whole to possess, the competencies, skills and other qualities that the Governance and Nomination Committee considers each existing director to possess, and the competencies, skills and other qualities each new nominee would bring to the boardroom; (iii) the amount of time and resources that nominees have available to fulfill their duties as Board members; (iv) the objectives of the Diversity, Equity and Inclusion Policy of the Company; and (v) any applicable independence and/or other requirements, approve, with or without modification, the individual nominees for consideration by, and presentation to, the shareholders at the Company’s next annual meeting of shareholders or appointment to the Board between such meetings.

(c)	Committees of the Board

The Board shall annually evaluate the performance, and review the work, of its committees. The Board shall annually, or as otherwise required or considered advisable, review the recommendations of the Governance and Nomination Committee concerning the individual directors to serve on (or to depart from) the standing committees of the Board and, after considering: (i) the qualifications for membership on each committee; (ii) the extent to which there should be a policy of periodic rotation of directors among the committees; and (iii) the number of boards and other committees on which the directors serve, approve the appointment of such directors to (or departure from) the committees as the Board considers advisable. In addition, the Board shall annually, or as otherwise required or considered advisable, review the recommendations of the Governance and Nomination Committee concerning the appointment of the Chair of each standing committee of the Board, and shall approve the appointment of such committee Chairs.

(d)	Director Independence

The Board shall periodically review the Board’s and the Board committees’ ability to act independently from management in fulfilling their responsibilities and in doing so the Board shall (i) review the application and evaluation by the Governance and Nomination Committee of the director independence standards applicable to members of the Board and (ii) review and approve, with or without modification, any recommendations of the Governance and Nomination Committee concerning a reduction or increase in the number of independent directors.

(e)	Board and Committee Size

The Board shall review and approve, with or without modification, any recommendations of the Governance and Nomination Committee concerning a reduction or increase to the size of the Board or any Board committee.

(f)	Board Renewal

The Board shall review and approve, with or without modification, any recommendations of the Governance and Nomination Committee concerning mechanisms of Board renewal (e.g., a retirement age or term limits for directors).

(g)	Diversity, Equity and Inclusion Policy

The Board has adopted a Diversity, Equity and Inclusion Policy and shall review any recommendations of the Governance and Nomination Committee concerning the adoption of any additional measurable objectives for achieving diversity on the Board. If considered appropriate, the Board shall approve, with or without modification, any amendments to the Diversity, Equity and Inclusion Policy to reflect such additional measurable objectives.

MAG Silver Corp.	2025 Management Information Circular

(h)	Majority Voting

The Board has adopted a Majority Voting Policy and shall review the recommendations of the Governance and Nomination Committee concerning resignations of directors pursuant to the Company’s Majority Voting Policy in respect of the election of directors. If considered appropriate, the Board shall accept or reject any such resignation, in accordance with the terms of the Company’s Majority Voting Policy.

4.6.	Corporate Governance

(a)	General

The Board shall periodically review reports of the Governance and Nomination Committee concerning corporate governance matters.

(b)	Position Descriptions

The Board has approved position descriptions or mandates, as applicable, for the Chair, the Lead Director (if any), the CEO, and the chair of each Board committee. The Board shall periodically review and approve, with or without modification, any recommendations of the Governance and Nomination Committee concerning changes to such position descriptions.

(c)	Code of Ethics and Other Material Policies

The Board has adopted a written Code of Business Conduct and Ethics (the “Code”) applicable to directors, officers and employees of the Company, among others. The Board shall periodically review the reports of the Governance and Nomination Committee relating to compliance with, material departures from, and investigations and any resolutions of complaints received under, the Code. In addition to the Code, the Board has adopted a number of other material policies of the Company, all of which can be found on the Company’s website at www.magsilver.com/corporate/governance/. The Board shall periodically review the recommendations of the Governance and Nomination Committee concerning changes to the Code or other material policies, or the adoption of further policies and approve, with or without modification, the adoption of any such changes or new policies.

(d)	Board Mandate Review

The Board shall periodically review and approve, with or without modification, any recommendations of the Governance and Nomination Committee concerning changes to this Mandate.

(e)	Committees of the Board

The Board has established an Audit Committee; a Compensation and Human Resources Committee; a Governance and Nomination Committee; a Technical Committee; and a Health, Safety, Environment and Community Relations Committee. Subject to applicable law, the Board may establish other Board committees or merge or dissolve any Board committee at any time.

The Board has delegated to each Board committee those responsibilities set out in each Board committee’s charter and shall approve charters for any new Board committee. The Board shall periodically review and approve, with or without modification, any recommendations of the Governance and Nomination Committee concerning changes to the charters for each Board committee.

The Board shall annually, or as otherwise required or considered advisable, review the recommendations of the Governance and Nomination Committee concerning the individual directors to serve on the standing committees of the Board and, after considering: (i) the qualifications for membership on each committee; (ii) the extent to which there should be a policy of periodic rotation of directors among the committees; and (iii) the number of boards and other committees on which the directors serve, approve the appointment of such directors to the committees.

(f)	Director Orientation and Continuing Education

Each new director shall participate in the Company’s orientation program and each director shall participate in the Company’s continuing director education programs. The Board shall periodically review and approve, with or without modification, any recommendations of the Governance and Nomination Committee concerning proposed changes to the Company’s orientation program and continuing director education programs.

MAG Silver Corp.	2025 Management Information Circular

4.7.	Communications

(a)	General

The Board has adopted a Timely Disclosure, Confidentiality and Insider Trading Policy for the Company. If consensus cannot be reached at a meeting of the disclosure committee created pursuant to the Timely Disclosure, Confidentiality and Insider Trading Policy, the Board shall consider the matter.

(b)	Shareholders

The Company will inform its shareholders of its progress through annual financial reporting materials, annual information form, quarterly interim reports and periodic press releases. Directors and management will be available at the Company’s annual meeting to respond to questions from shareholders at that time. In addition, the Company shall maintain on its website a contact email address that will permit shareholders to provide feedback directly to the Chair or, in the event the Board has determined that it is in the best interests of the Company to not require the Chair to be independent, the Lead Director.

5.	OUTSIDE ADVISORS

The Board shall have the authority to retain and terminate, from a source independent of management, external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities and to set and pay the respective reasonable compensation of these advisors without consulting or obtaining the approval of any officer of the Company. The Company shall provide appropriate funding, as determined by the Board, for the services of these advisors.

6.	NO RIGHTS CREATED

This Mandate is a statement of broad policies and is intended as a component of the flexible governance framework within which the Board, assisted by its committees, directs the affairs of the Company. While it should be interpreted in the context of all applicable laws, regulations and listing requirements, as well as in the context of the Company’s Articles, it is not intended to establish any legally binding obligations.

Last reviewed and approved by the Board on March 21, 2025.

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